                                                              File No. 333-52114
                                                              File No. 811-10011
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                    [_]
          Pre-Effective Amendment No.                1                     [_]
                                                 ----------
          Post-Effective Amendment No.                                     [_]
                                                 ----------

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940            [_]
                                  Amendment No.      4                     [_]
                                                 ----------

                        (Check appropriate box or boxes)

                        SBL VARIABLE ANNUITY ACCOUNT XIV
                           (Exact Name of Registrant)

                     Security Benefit Life Insurance Company
                               (Name of Depositor)

                700 SW Harrison Street, Topeka, Kansas 66636-0001
              (Address of Depositor's Principal Executive Offices)

               Depositor's Telephone Number, Including Area Code:
                                 (785) 431-3000

                     Name of Agent for Service for Process:
                      Amy J. Lee, Associate General Counsel
                     Security Benefit Life Insurance Company
                             700 SW Harrison Street
                              Topeka, KS 66636-0001

Approximate Date of Proposed Public Offering:  As soon as practicable  after the effective date of this Registration Statement.

Title of  securities  being  registered:  Interests in a separate  account under individual flexible premium deferred variable annuity contracts.

Registrant  hereby amends this  Registration  Statement on such date or dates as may be necessary to delay its effective date until the  Registrant  shall file a further amendment which  specifically  states that this  Registration  Statement shall  thereafter  become  effective  in  accordance  with  Section  8(a) of the
Securities  Act of  1933  or  until  the  Registration  Statement  shall  become effective on such date as the Commission,  acting pursuant to said Section 8(a), may determine.

                              SUBJECT TO COMPLETION

                   PRELIMINARY PROSPECTUS DATED MARCH 16, 2001

                         ADVISORDESIGNS VARIABLE ANNUITY

                      INDIVIDUAL FLEXIBLE PURCHASE PAYMENT
                       DEFERRED VARIABLE ANNUITY CONTRACT

                 ISSUED BY:                      MAILING ADDRESS:
          SECURITY BENEFIT LIFE              SECURITY BENEFIT LIFE
            INSURANCE COMPANY                  INSURANCE COMPANY
          700 SW HARRISON STREET             P.O. BOX 750497
          TOPEKA, KANSAS 66636-0001          TOPEKA, KANSAS 66675-0497
          1-800-888-2461
--------------------------------------------------------------------------------

   This Prospectus  describes the AdvisorDesigns  Variable  Annuity--a  flexible purchase payment deferred variable annuity contract (the "Contract")  offered by
Security Benefit Life Insurance Company  ("Security  Benefit").  The Contract is
available for individuals as a non-tax  qualified  retirement plan. The Contract is also available for individuals in connection with a retirement plan qualified under Section 403(b), 408, or 408A of the Internal Revenue Code. The Contract is
designed to give you  flexibility in planning for retirement and other financial goals.

   You may allocate  your  purchase  payments to one or more of the  Subaccounts that  comprise a separate  account of Security  Benefit  called the SBL Variable
Annuity Account XIV. Each Subaccount invests in a corresponding mutual fund (the
"Underlying Fund"). The Subaccounts currently available under the Contract are:

o  AIM Capital Appreciation                    o  Rydex Basic Materials
o  Federated High Income Bond II               o  Rydex Biotechnology
o  Federated U.S. Government Securities II     o  Rydex Consumer Products
o  Fidelity VIP II Contrafund                  o  Rydex Electronics
o  Fidelity VIP II Index 500                   o  Rydex Energy
o  Fidelity VIP II Investment-Grade Bond       o  Rydex Energy Services
o  Fidelity VIP III Growth Opportunities       o  Rydex Financial Services
o  Franklin Small Cap                          o  Rydex Health Care
o  Neuberger Berman Guardian Trust             o  Rydex Internet
o  Neuberger Berman Partners                   o  Rydex Leisure
o  Rydex Money Market                          o  Rydex Precious Metals
o  OppenheimerFunds Global                     o  Rydex Retailing
o  Rydex Arktos                                o  Rydex Technology
o  Rydex Nova                                  o  Rydex Telecommunications
o  Rydex OTC                                   o  Rydex Transportation
o  Rydex Ursa                                  o  Rydex Utilities
o  Rydex Large Cap Europe                      o  Strong Opportunity
o  Rydex Large Cap Japan                       o  Templeton Developing Markets
o  Rydex Banking                               o  Templeton International

   Amounts that you allocate to the Subaccounts under a Contract will vary based on investment  performance  of the  Subaccounts.  No minimum  amount of Contract
Value is guaranteed.

   When you are ready to receive annuity payments, the Contract provides several options for annuity payments. See "Annuity Options," page 25.

   This Prospectus  concisely sets forth  information about the Contract and the
Separate  Account  that you should  know before  purchasing  the  Contract.  The
"Statement  of  Additional  Information,"  dated March __, 2001,  which has been filed with the  Securities  and Exchange  Commission  ("SEC")  contains  certain additional information.  The Statement of Additional  Information,  as it may be
supplemented  from  time  to  time,  is  incorporated  by  reference  into  this
Prospectus  and is  available  at no  charge.  You may  obtain  a  Statement  of
Additional  Information  or a  prospectus  for any of the  Underlying  Funds  by writing  Security  Benefit at 700 Harrison  Street,  Topeka,  Kansas 66636 or by
calling  1-800-888-2461.  The table of contents of the  Statement of  Additional
Information is set forth on page 36 of this Prospectus.

   The SEC maintains a web site (http://www.sec.gov) that contains the Statement
of  Additional  Information,   material  incorporated  by  reference  and  other
information regarding companies that file electronically with the SEC.

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   INFORMATION  CONTAINED  HEREIN IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.  A
REGISTRATION  STATEMENT  RELATING  TO THESE  SECURITIES  HAS BEEN FILED WITH THE
SECURITIES  AND EXCHANGE  COMMISSION.  THESE  SECURITIES MAY NOT BE SOLD NOR MAY
OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION  STATEMENT  BECOMES
EFFECTIVE.  THIS  PROSPECTUS  SHALL  NOT  CONSTITUTE  AN  OFFER  TO  SELL OR THE
SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE  SECURITIES
IN ANY STATE IN WHICH SUCH OFFER,  SOLICITATION  OR SALE WOULD BE UNLAWFUL PRIOR
TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

   THE SECURITIES AND EXCHANGE  COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE
SECURITIES  OR  DETERMINED  IF THE  PROSPECTUS  IS  TRUTHFUL  OR  COMPLETE.  ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   YOU SHOULD READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR FUTURE REFERENCE.

   EXPENSES FOR THIS CONTRACT,  IF PURCHASED WITH AN EXTRA CREDIT RIDER,  MAY BE
HIGHER THAN EXPENSES FOR A CONTRACT WITHOUT AN EXTRA CREDIT RIDER. THE AMOUNT OF
CREDIT ENHANCEMENT MAY BE MORE THAN OFFSET BY ANY ADDITIONAL FEES AND CHARGES.

   THE CONTRACT IS NOT A DEPOSIT OF A BANK AND IS NOT INSURED OR  GUARANTEED  BY
THE FEDERAL DEPOSIT INSURANCE  CORPORATION OR ANY OTHER GOVERNMENT  AGENCY.  THE
VALUE OF YOUR CONTRACT CAN GO UP AND DOWN AND YOU COULD LOSE MONEY.

DATE:  MARCH__, 2001

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       The variable annuity covered by this Prospectus is the subject of a pending patent application in the United States Patent and Trademark Office.
--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

INFORMATION ABOUT SECURITY BENEFIT, THE SEPARATE ACCOUNT, AND THE FUNDS..    12

    Option 2--Life Income with Guaranteed

APPENDIX A - IRA Disclosure Statement
APPENDIX B - Roth IRA Disclosure Statement

--------------------------------------------------------------------------------
YOU MAY NOT BE ABLE TO  PURCHASE  THE  CONTRACT  IN YOUR  STATE.  YOU SHOULD NOT
CONSIDER  THIS  PROSPECTUS TO BE AN OFFERING IF THE CONTRACT MAY NOT BE LAWFULLY
OFFERED IN YOUR STATE. YOU SHOULD ONLY RELY UPON  INFORMATION  CONTAINED IN THIS
PROSPECTUS  OR THAT WE HAVE  REFERRED YOU TO. WE HAVE NOT  AUTHORIZED  ANYONE TO
PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.
--------------------------------------------------------------------------------

DEFINITIONS

     Various terms commonly used in this Prospectus are defined as follows:

     ACCUMULATION UNIT -- A unit of measure used to calculate Contract Value.

     ANNUITANT -- The person that you  designate on whose life annuity  payments may be determined.  If you designate Joint  Annuitants,  "Annuitant"  means both
Annuitants unless otherwise stated.

     ANNUITY -- A series of periodic income payments made by Security Benefit to an Annuitant, Joint Annuitant, or Beneficiary during the period specified in the
Annuity Option.

     ANNUITY OPTIONS -- Options under the Contract that prescribe the provisions under which a series of annuity payments are made.

     ANNUITY  PERIOD -- The period  beginning  on the Annuity  Start Date during which annuity payments are made.

     ANNUITY  START DATE -- The date when annuity  payments  begin as elected by the Owner.

     ANNUITY  UNIT  -- A unit of  measure  used to  calculate  variable  annuity payments under Options 1 through 4, 7 and 8.

     AUTOMATIC  INVESTMENT  PROGRAM  -- A  program  pursuant  to which  purchase payments are  automatically  paid from your bank  account on a specified  day of each month or a salary reduction agreement.

     CONTRACT  DATE -- The date the Contract  begins as shown in your  Contract.
Annual Contract anniversaries are measured from the Contract Date. It is usually the date that your initial purchase payment is credited to the Contract.

     CONTRACT  VALUE -- The total  value of your  Contract  as of any  Valuation
Date.

     CONTRACT YEAR -- Each twelve-month period measured from the Contract Date.

     CREDIT  ENHANCEMENT  -- An amount  added to Contract  Value under the Extra
Credit Rider.

     DESIGNATED BENEFICIARY -- The person having the right to the death benefit, if any,  payable  upon the death of the Owner or the  Joint  Owner  prior to the
Annuity  Start  Date.  The  Designated  Beneficiary  is the first  person on the following  list who is alive  on the  date of  death of the  Owner or the  Joint
Owner:  the Owner;  the Joint  Owner;  the Primary  Beneficiary;  the  Secondary
Beneficiary;  the  Annuitant;  or if none of the above are  alive,  the  Owner's
Estate.

     HOME OFFICE -- The Annuity  Administration  Department of Security Benefit,
P.O. Box 750497, Topeka, Kansas 66675-0497.

     OWNER -- The person entitled to the ownership rights under the Contract and in whose name the Contract is issued.

     PARTICIPANT -- A Participant under a Qualified Plan.

     PURCHASE PAYMENT -- An amount paid to Security Benefit as consideration for the Contract.

     SEPARATE ACCOUNT -- The Variable Annuity Account XIV, a separate account of
Security Benefit that consists of accounts, referred to as Subaccounts,  each of which invests in a corresponding Underlying Fund.

     SUBACCOUNT -- A division of the Separate  Account of Security Benefit which invests in a  corresponding  Underlying  Fund.  Currently,  38  Subaccounts  are
available under the Contract.

     UNDERLYING  FUND -- A mutual  fund or  series  thereof  that  serves  as an investment vehicle for its corresponding Subaccount.

     VALUATION DATE -- Each date on which the Separate Account is valued,  which currently  includes  each  day  that the New  York  Stock  Exchange  is open for trading.  The New York Stock Exchange is closed on weekends and on the following holidays:  New Year's Day,  Martin Luther King, Jr. Day,  Presidents'  Day, Good
Friday,  Memorial  Day,  Independence  Day,  Labor Day,  Thanksgiving  Day,  and
Christmas Day.

     VALUATION PERIOD -- A period used in measuring the investment experience of each  Subaccount of the Separate  Account.  The  Valuation  Period begins at the close  of one  Valuation  Date and  ends at the  close  of the  next  succeeding
Valuation Date.

     WITHDRAWAL VALUE -- The amount you will receive upon full withdrawal of the
Contract.  It is equal to Contract Value less any applicable withdrawal charges, any pro rata account administration charge and any uncollected premium taxes. If an Extra Credit Rider is in effect,  Contract  Value will also be reduced by any
Credit Enhancements that have not yet vested.

SUMMARY

     This summary provides a brief overview of the more  significant  aspects of the Contract.  Further detail is provided in this  Prospectus,  the Statement of
Additional Information, and the Contract.

PURPOSE OF THE  CONTRACT -- The  flexible  purchase  payment  deferred  variable annuity contract  ("Contract")  described in this Prospectus is designed to give you flexibility in planning for retirement and other financial goals.

     You may purchase the Contract as a non-tax qualified retirement plan for an individual  ("Non-Qualified  Plan").  You may also purchase the Contract,  on an individual  basis,  in connection with a retirement plan qualified under Section
403(b),  408,  or  408A  of the  Internal  Revenue  Code  of  1986,  as  amended
("Qualified Plan").

THE SEPARATE ACCOUNT AND THE FUNDS -- The Separate Account is currently  divided into 38 accounts, each referred to as a Subaccount. See "Separate Account," page
13. Each Subaccount invests exclusively in shares of an Underlying Fund, each of which has a different investment objective or objectives. The Subaccounts are as follows:

o  AIM Capital Appreciation                    o  Rydex Basic Materials
o  Federated High Income Bond II               o  Rydex Biotechnology
o  Federated U.S. Government Securities II     o  Rydex Consumer Products
o  Fidelity VIP II Contrafund                  o  Rydex Electronics
o  Fidelity VIP II Index 500                   o  Rydex Energy
o  Fidelity VIP II Investment-Grade Bond       o  Rydex Energy Services
o  Fidelity VIP III Growth Opportunities       o  Rydex Financial Services
o  Franklin Small Cap                          o  Rydex Health Care
o  Neuberger Berman Guardian Trust             o  Rydex Internet
o  Neuberger Berman Partners                   o  Rydex Leisure
o  Rydex Money Market                          o  Rydex Precious Metals
o  OppenheimerFunds Global                     o  Rydex Retailing
o  Rydex Arktos                                o  Rydex Technology
o  Rydex Nova                                  o  Rydex Telecommunications
o  Rydex OTC                                   o  Rydex Transportation
o  Rydex Ursa                                  o  Rydex Utilities
o  Rydex Large Cap Europe                      o  Strong Opportunity
o  Rydex Large Cap Japan                       o  Templeton Developing Markets
o  Rydex Banking                               o  Templeton International

     You may allocate all or part of your purchase  payments to the Subaccounts.
Amounts that you allocate to the Subaccounts will increase or decrease in dollar value  depending on the investment  performance of the Underlying  Fund in which such Subaccount invests. You bear the investment risk for amounts allocated to a
Subaccount.

PURCHASE  PAYMENTS -- Your initial  purchase  payment must be at least  $10,000.
Thereafter, you may choose the amount and frequency of purchase payments, except that the minimum  subsequent  purchase  payment is $500 ($50 under an  Automatic
Investment Program). See "Purchase Payments," page 14.

CONTRACT  BENEFITS -- You may  transfer  Contract  Value among the  Subaccounts, subject to certain restrictions as described in "The Contract," page 14.

     At any time before the Annuity Start Date, you may surrender a Contract for its Withdrawal  Value, and may make partial  withdrawals,  including  systematic withdrawals,  from Contract Value. See "Full and Partial  Withdrawals,"  page 17 and "Federal  Tax  Matters,"  page 28 for more  information  about  withdrawals, including  the 10%  penalty  tax  that may be  imposed  upon  full  and  partial withdrawals (including systematic withdrawals) made prior to the Owner attaining age 59 1/2.

     The Contract provides for a death benefit upon the death of the Owner prior to the Annuity Start Date. See "Death  Benefit,"  page 18 for more  information.
The Contract  provides for several Annuity Options on either a variable basis, a fixed basis, or both.  Security  Benefit  guarantees  annuity payments under the fixed Annuity Options. See "Annuity Period," page 24.

FREE-LOOK  RIGHT -- You may return the  Contract  within the  Free-Look  Period, which is generally a ten-day period beginning when you receive the Contract.  In this event,  Security  Benefit  will refund to you as of the  Valuation  Date on which we receive your  Contract any Contract  Value,  plus any charges  deducted from such Contract  Value,  less the Contract Value  attributable  to any Credit
Enhancements.

     Some states' laws require us to refund your  purchase  payments  instead of your  Contract  Value.  If your Contract is delivered in one of those states and you return your Contract  during the  Free-Look  Period,  Security  Benefit will refund  purchase  payments  allocated to the  Subaccounts  rather than  Contract
Value.

CHARGES AND  DEDUCTIONS  --  Security  Benefit  does not deduct  sales load from purchase payments before allocating them to your Contract Value. Certain charges will be deducted in connection with the Contract as described below.

     CONTINGENT DEFERRED SALES CHARGE. If you withdraw Contract Value,  Security
Benefit  may  deduct a  contingent  deferred  sales  charge  (which  may also be referred to as a withdrawal  charge).  The  withdrawal  charge will be waived on withdrawals to the extent that total  withdrawals in a Contract Year,  including systematic  withdrawals,  do not exceed the Free  Withdrawal  amount  defined as follows.

     The Free  Withdrawal  amount is equal in the first Contract Year, to 10% of purchase payments, excluding any Credit Enhancements,  made during the year and, in any subsequent Contract Year, to 10% of Contract Value as of the first day of that  Contract  Year.  The  withdrawal  charge  applies  to the  portion  of any withdrawal  consisting  of purchase  payments  that exceeds the Free  Withdrawal amount. The withdrawal charge does not apply to withdrawals of earnings.

     The amount of the charge  will  depend on how long your  purchase  payments have been held under the Contract.  Each purchase payment you make is considered to have a certain  "age,"  depending  on the length of time  since the  purchase payment was effective.  A purchase payment is "age one" in the year beginning on the date the purchase  payment is received by Security  Benefit and increases in age each year thereafter.  The withdrawal charge is calculated  according to the following schedule:

                     --------------------------------------
                     PURCHASE PAYMENT AGE        WITHDRAWAL
                          (IN YEARS)               CHARGE
                     --------------------------------------
                               1                     7%
                               2                     7%
                               3                     6%
                               4                     5%
                               5                     4%
                               6                     3%
                               7                     2%
                          8 and over                 0%
                     --------------------------------------

     The amount of the  withdrawal  charge  assessed  against your Contract will never exceed 7% of purchase  payments paid under the Contract.  In addition,  no withdrawal  charge will be assessed upon: (1) payment of death benefit proceeds, or (2) annuity  payments  under options that provide for payments for life, or a period of at least 7 years. See "Contingent Deferred Sales Charge," page 19.

     MORTALITY AND EXPENSE RISK CHARGE.  Security  Benefit  deducts a charge for mortality  and expense  risks  assumed by Security  Benefit  under the Contract.
Security  Benefit  deducts a daily minimum  charge equal to 0.85%,  on an annual basis,  of each  Subaccount's  average  daily net assets.  If you are subject to mortality  and expense risk charge above the minimum  charge,  Security  Benefit deducts  it from your  Contract  Value on a monthly  basis.  The  mortality  and expense risk charge amount is  determined  each month by reference to the amount of your Contract Value, as set forth in the table below.

         --------------------------------------------------------------
                                                   ANNUAL MORTALITY AND
         CONTRACT VALUE                            EXPENSE RISK CHARGE
         --------------------------------------------------------------
         Less than $25,000 .....................          1.10%
         At least $25,000 but less than $100,000          0.95%
         $100,000 or more ......................          0.85%
         --------------------------------------------------------------

See "Mortality and Expense Risk Charge," page 20.

     OPTIONAL  RIDER  CHARGES.  Security  Benefit  deducts a monthly charge from
Contract  Value for certain  Riders  that may be elected by the Owner.  Security
Benefit  makes each Rider,  except the Extra  Credit  Rider,  available  only at issue, and you may not terminate a Rider after issue,  unless otherwise  stated.
The amount of the charge is equal to a percentage,  on an annual basis,  of your
Contract Value.  Each Rider and its charge are listed below.  You may not select
Riders with a total charge that exceeds 2.00% of Contract Value.  Currently,  it is not possible to exceed this limit even if you selected each Rider  available;
however, Security Benefit may make additional Riders available in the future and you would only be permitted  to select  Riders with a maximum  combined  cost of
2.00% of Contract Value.

     GUARANTEED  MINIMUM INCOME  BENEFIT.  This Rider makes  available a minimum amount for the  purchase of a fixed  Annuity  ("Minimum  Income  Benefit").  The
Minimum  Income Benefit is equal to Purchase  Payments,  net of any Premium tax, less an adjustment  for  Withdrawals,  increased at an annual  effective rate of interest of 3% or 5%, as elected in the application.  The Minimum Income Benefit may be applied to purchase a fixed  Annuity  under  Option 2, life income with a
10-year  period  certain,  or Option 4, joint and last  survivor  with a 10-year period certain,  within 30 days of any Contract  Anniversary  following the 10th
Contract Anniversary. The charge for this Rider is as follows:

                        --------------------------------
                        INTEREST RATE       RIDER CHARGE
                        --------------------------------
                              3%               0.25%
                              5%               0.40%
                        --------------------------------

See "Guaranteed Minimum Income Benefit," page 21.

     ANNUAL  STEPPED UP DEATH  BENEFIT.  This Rider makes  available an enhanced death  benefit  upon the  death of the  Owner or any  Joint  Owner  prior to the
Annuity Start Date.  The death benefit under this Rider will be the greatest of:
(1) purchase payments, less any withdrawals and withdrawal charges; (2) Contract
Value on the date due  proof of the  Owner's  death and  instructions  regarding payment are received by Security  Benefit;  or (3) the Stepped Up Death Benefit.
The Stepped Up Death Benefit is the largest result for the following calculation as of the  date of  receipt  of  instructions  regarding  payment  of the  death benefit:

o    The  largest of (1) or (2) above on any  Contract  Anniversary  that occurs prior to the oldest Owner attaining age 81, plus

o    Any purchase  payments  received by Security  Benefit since the  applicable
     Contract Anniversary; less

o    An adjustment for any  withdrawals  and  withdrawal  charges made since the applicable anniversary.

The charge for this Rider is 0.25%.  See "Annual Stepped Up Death Benefit," page
22.

     GUARANTEED  GROWTH DEATH  BENEFIT.  This Rider makes  available an enhanced death  benefit  upon the  death of the  Owner or any  Joint  Owner  prior to the
Annuity Start Date.  The death benefit under this Rider will be the greatest of:
(1) purchase payments, less any withdrawals and withdrawal charges; (2) Contract
Value on the date due  proof of the  Owner's  death and  instructions  regarding payment are received by Security  Benefit;  or (3) the  Guaranteed  Growth Death
Benefit.  The  Guaranteed  Growth  Death  Benefit is an amount equal to purchase payments,  net of any  premium  tax,  less an  adjustment  for any  withdrawals, increased  at an annual  effective  rate of 3%,  5%, 6% or 7%, as elected in the application. The charge for this Rider is as follows:

                        --------------------------------
                        INTEREST RATE       RIDER CHARGE
                        --------------------------------
                              3%               0.15%
                              5%               0.25%
                              6%               0.30%
                              7%               0.35%
                        --------------------------------

See "Guaranteed Growth Death Benefit," page 22.

     COMBINED ANNUAL STEPPED UP AND GUARANTEED GROWTH DEATH BENEFIT.  This rider makes  available  an enhanced  death  benefit upon the death of the Owner or any
Joint Owner prior to the Annuity Start Date.  The death benefit under this Rider will be the  greatest  of:  (1)  purchase  payments,  less any  withdrawals  and withdrawal  charges;  (2)  Contract  Value on the date due proof of the  Owner's death and instructions  regarding payment are received by Security Benefit;  (3)
the Annual Stepped Up Death Benefit (as described  above); or (4) the Guaranteed
Growth Death  Benefit at 5% (as described  above).  The charge for this Rider is
0.30%.  See "Combined  Annual Stepped Up and Guaranteed  Growth Death  Benefit,"
page 23.

     EXTRA CREDIT. This Rider makes available a Credit Enhancement,  which is an amount added to your Contract Value by Security  Benefit.  You may purchase this
Rider at issue or after the Contract  Date.  If you purchase at issue,  Security
Benefit  will  add a  Credit  Enhancement  equal  to  3%,  4% or 5% of  purchase payments,  as elected in the application,  for each purchase payment made in the first Contract Year. If you purchase the Rider after the Contract Date, Security
Benefit will add a ONE-TIME  Credit  Enhancement  to your  Contract  Value in an amount equal to 3%, 4% or 5% of Contract Value,  as elected in the  application.
In the event of a full or partial  withdrawal,  Security  Benefit will recapture all or part of any Credit Enhancement that has not yet vested.  Security Benefit will deduct the charge for this Rider during the seven-year  period beginning on the date of the Rider's issue and you may not terminate this Rider, nor purchase another Extra Credit Rider, during that period. The charge for this Rider varies based upon the Credit Enhancement rate selected as set forth below:

                 ---------------------------------------------
                 CREDIT ENHANCEMENT RATE          RIDER CHARGE
                 ---------------------------------------------
                            3%                        0.45%
                            4%                        0.60%
                            5%                        0.75%
                 ---------------------------------------------

See "Extra Credit," page 23.

     WAIVER  OF  WITHDRAWAL  CHARGE.  This  Rider  makes  available  a waiver of withdrawal  charge in the event of your confinement to a nursing home,  terminal illness,  or total and  permanent  disability  prior to age 65. If you have also purchased  an Extra  Credit  Rider you will  forfeit  all or part of any  Credit
Enhancements  applied during the 12 months preceding any withdrawal  pursuant to this  Rider.  The  charge  for this Rider is 0.05%.  See  "Waiver of  Withdrawal
Charge," page 24.

     ALTERNATIVE  WITHDRAWAL  CHARGE.  This Rider makes available an alternative withdrawal charge schedule as set forth below.

                     --------------------------------------
                     PURCHASE PAYMENT AGE        WITHDRAWAL
                          (IN YEARS)               CHARGE
                     --------------------------------------
                          1 and over                 0%
                     --------------------------------------

The charge for this Rider is 0.35%.  If you have also  purchased an Extra Credit
Rider,  you may forfeit all or part of any Credit  Enhancement in the event of a full or partial withdrawal. See "Alternative Withdrawal Charge," page 24.

     ADMINISTRATION  CHARGE.  Security  Benefit  deducts a daily  administration charge equal to an annual rate of each  Subaccount's  average  daily net assets.
The amount of this charge  differs by Subaccount and ranges from 0.25% to 0.60%.
See "Administration Charge," page 20.

     ACCOUNT ADMINISTRATION  CHARGE.  Security Benefit deducts an account charge of $30.00 at each Contract  Anniversary.  Security Benefit will waive the charge if your  Contract  Value is  $50,000  or more on the date  the  charge  is to be deducted. See "Account Administration Charge," page 20.

     PREMIUM  TAX  CHARGE.  Security  Benefit  assesses a premium  tax charge to reimburse  itself  for any  premium  taxes that it incurs  with  respect to this
Contract. This charge will usually be deducted on the Annuity Start Date or upon a full or partial  withdrawal if a premium tax was incurred by Security  Benefit and is not refundable.  Security Benefit reserves the right to deduct such taxes when due or anytime  thereafter.  Premium tax rates  currently  range from 0% to
3.5%. See "Premium Tax Charge," page 21.

     OTHER  EXPENSES.  Security  Benefit  pays  the  operating  expenses  of the
Separate  Account.  Investment  advisory  fees and  operating  expenses  of each
Underlying  Fund are paid by the  Underlying  Fund and are  reflected in the net asset value of its shares. The Owner indirectly bears a pro rata portion of such fees  and  expenses.  See the  prospectus  for  each  Underlying  Fund  for more information.

CONTACTING SECURITY BENEFIT -- You should direct all written requests,  notices, and forms  required by the Contract,  and any questions or inquiries to Security
Benefit Life Insurance Company, P.O. Box 750497, Topeka, Kansas 66675-0497 or by
phone by calling (785) 431-3112 or 1-800-888-2461, extension 3112.

EXPENSE TABLE

     The  purpose of this table is to assist you in  understanding  the  various costs  and  expenses  that you will  bear  directly  and  indirectly  under  the
Contract.  The table reflects any contractual charges,  expenses of the Separate
Account,  optional  Rider  charges,  and charges and expenses of the  Underlying
Funds.  The table does not reflect  premium taxes that may be imposed by various jurisdictions. See "Premium Tax Charge," page 21.

     For a complete description of a Contract's costs and expenses, see "Charges and  Deductions,"  page 19. For a more complete  description  of the  Underlying
Funds' costs and expenses, see each Underlying Fund's prospectus.

--------------------------------------------------------------------------------
CONTRACTUAL EXPENSES
--------------------------------------------------------------------------------
Sales Load on Purchase Payments .....................................   None
Contingent Deferred Sales Charge (as a percentage of
  amount withdrawn attributable to Purchase Payments) ...............   7%(1)
Transfer Fee (per transfer) .........................................   None
Annual Account Administration Charge ................................   $30(2)
--------------------------------------------------------------------------------
1.  The  amount  of the  contingent  deferred  sales  charge  is  determined  by reference  to how long your  purchase  payments  have  been  held  under the
    Contract.  A free withdrawal is available in each Contract Year equal to (1)
    10% of purchase payments,  excluding any Credit  Enhancements,  in the first
    Contract  Year,  and (2) 10% of Contract  Value as of the  beginning  of the
    Contract  Year in each  subsequent  Contract  Year.  See "Full  and  Partial
    Withdrawals,"  page 17 and  "Contingent  Deferred Sales Charge," page 19 for more information.

2.  A  pro  rata  account  administration  charge  is  deducted  (1)  upon  full withdrawal  of Contract  Value;  (2) upon the  Annuity  Start Date if one of
    Annuity  Options 1 through 4, 7 or 8 is elected;  and (3) upon  payment of a death  benefit.  The  account  administration  charge will be waived if your
    Contract Value is $50,000 or more upon the date it is to be deducted.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ANNUAL SEPARATE ACCOUNT EXPENSES
(as a percentage of each Subaccount's average daily net assets)
--------------------------------------------------------------------------------
Annual Mortality and Expense Risk Charge ............................   1.10%(1)
Annual Administration Charge ........................................   0.60%(2)
                                                                        ---
Total Separate Account Annual Expenses ..............................   1.70%
--------------------------------------------------------------------------------
1.  The  mortality  and expense  risk charge is reduced for larger  Contracts as follows:  Less than $25,000 - 1.10%; At least $25,000 but less than $100,000
    - 0.95%;  $100,000 or more - 0.85%.  The  mortality  and expense risk charge during the Annuity Period is 1.25% for Annuity Options 1 through 4, 7 and 8.

2.  The  administration  charge  differs by Subaccount  and ranges from 0.25% to
    0.60% on an annual  basis.  See  "Administration  Charge,"  page 20 for more information.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
OPTIONAL RIDER EXPENSES
(as a percentage of Contract Value)
--------------------------------------------------------------------------------
                                                       INTEREST        ANNUAL
                                                         RATE       RIDER CHARGE
--------------------------------------------------------------------------------
Guaranteed Minimum                                        3%            0.25%
Income Benefit Rider                                      5%            0.40%
--------------------------------------------------------------------------------
Annual Stepped Up                                         ---           0.25%
Death Benefit Rider
--------------------------------------------------------------------------------
                                                          3%            0.15%
Guaranteed Growth                                         5%            0.25%
Death Benefit Rider                                       6%            0.30%
                                                          7%            0.35%
--------------------------------------------------------------------------------
Combined Annual Stepped Up Death Benefit Rider            5%            0.30%
and Guaranteed Growth Death Benefit Rider
--------------------------------------------------------------------------------
                                                          3%            0.45%
Extra Credit Rider                                        4%            0.60%
                                                          5%            0.75%
--------------------------------------------------------------------------------
Waiver of Withdrawal Charge Rider                         ---           0.05%
--------------------------------------------------------------------------------
Alternative Withdrawal Charge Rider                       ---           0.35%
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
ANNUAL UNDERLYING FUND EXPENSES
(as a percentage of each Underlying Fund's average daily net assets)
------------------------------------------------------------------------------------------
                                                                                  TOTAL
                             ADVISORY    12B-1      SHAREHOLDER      OTHER         FUND
                               FEE        FEE       SERVICES FEE   EXPENSES      EXPENSES
AIM V.I. Capital
  Appreciation Fund ......   0.61%(1)     ---           ---          0.21%       0.82%
Federated High Income
  Bond Fund II ...........   0.60%        ---         0.25%(2)       0.16%       1.01%(3)
Federated Fund for U.S.
  Government Securities II   0.60%        ---         0.25%(4)       0.24%       1.09%(5)
Fidelity VIP Contrafund
  Portfolio Service
  Class II ...............   0.57%       0.25%          ---          0.10%       0.92%(6)
Fidelity VIP Index 500
  Portfolio Service
  Class II ...............   0.24%       0.25%          ---          0.27%       0.76%(7)
Fidelity VIP Investment
  Grade Bond Portfolio
  Service Class II .......   0.43%       0.25%          ---          1.07%       1.75%(8)
Fidelity VIP Growth
  Opportunities Portfolio
  Service Class II .......   0.58%       0.25%          ---          0.12%       0.95%(6)
Franklin Small Cap
  Fund Class 2 ...........   0.53%       0.25%(9)       ---          0.28%       1.06%(10)
Neuberger Berman Advisers
  Management Trust
  Guardian Portfolio .....   0.85%(11)    ---           ---          0.15%       1.00%(12)
Neuberger Berman Advisers
  Management Trust
  Partners Portfolio .....   0.82%(11)    ---           ---          0.10%       0.92%(12)
SBL Fund, Series D
  (Global) ...............   1.00%        ---           ---          0.21%       1.21%
Rydex Money Market .......   0.50%        ---           ---          0.64%       1.14%
Rydex Arktos .............   0.90%        ---           ---          1.00%(13)   1.90%
Rydex Nova ...............   0.75%        ---           ---          0.67%       1.42%
Rydex OTC ................   0.75%        ---           ---          0.71%       1.46%
Rydex Ursa ...............   0.90%        ---           ---          0.69%       1.59%
Rydex Large Cap Europe ...   0.90%        ---           ---          1.00%(13)   1.90%
Rydex Large Cap Japan ....   0.90%        ---           ---          1.00%(13)   1.90%
Rydex Banking ............   0.85%        ---           ---          1.00%(13)   1.85%
Rydex Basic Materials ....   0.85%        ---           ---          1.00%(13)   1.85%
Rydex Biotechnology ......   0.85%        ---           ---          1.00%(13)   1.85%
Rydex Consumer Products ..   0.85%        ---           ---          1.00%(13)   1.85%
Rydex Electronics ........   0.85%        ---           ---          1.00%(13)   1.85%
Rydex Energy .............   0.85%        ---           ---          1.00%(13)   1.85%
Rydex Energy Services ....   0.85%        ---           ---          1.00%(13)   1.85%
Rydex Financial Services .   0.85%        ---           ---          1.00%(13)   1.85%
Rydex Health Care ........   0.85%        ---           ---          1.00%(13)   1.85%
Rydex Internet ...........   0.85%        ---           ---          1.00%(13)   1.85%
Rydex Leisure ............   0.85%        ---           ---          1.00%(13)   1.85%
Rydex Precious Metals ....   0.75%        ---           ---          1.29%       2.04%
Rydex Retailing ..........   0.85%        ---           ---          1.00%(13)   1.85%
Rydex Technology .........   0.85%        ---           ---          1.00%(13)   1.85%
Rydex Telecommunications .   0.85%        ---           ---          1.00%(13)   1.85%
Rydex Transportation .....   0.85%        ---           ---          1.00%(13)   1.85%
Rydex Utilities ..........   0.85%        ---           ---          1.00%(13)   1.85%
Strong Opportunity Fund II   1.00%        ---           ---          0.10%       1.10%(14)
Templeton Developing
  Markets Securities
  Fund Class 2 ...........   1.25%       0.25%(9)       ---          0.31%       1.81%
Templeton International
  Securities Fund Class 2    0.67%       0.25%(9)       ---          0.20%       1.12%
------------------------------------------------------------------------------------------
 1  The Fund pays an advisory fee at the annual rate of 0.65% of the first $250 million of the Fund's average daily net assets, plus 0.60% of the Fund's average daily net assets in excess of $250 million.

 2  The shareholder services provider waived a portion of the shareholder services fee for the Service  Shares.  The shareholder  services  provider can terminate this voluntary waiver at any time. The  shareholder  services fee paid by the Services  Shares (after the voluntary waiver) was 0.10% for the fiscal year ended December 31, 2000.

 3  Although not  contractually  obligated  to do so, the  shareholder  services  provider waived certain  amounts.  For the fiscal year ended December 31, 2000 the total waiver of fund  expenses was 0.15% and Total Actual  Annual Fund  Operating  Expenses  (after waivers) was 0.86%.

 4  The Fund did not pay or accrue the  shareholder  services  fee during the fiscal  year ended December 31, 2000.  The Fund has no present  intention of paying or accruing the shareholder services fee during the fiscal year ending December 31, 2001.

 5  Although not  contractually  obligated  to do so, the  shareholder  services  provider waived certain  amounts.  For the fiscal year ended December 31, 2000 the total waiver of fund  expenses was 0.25% and Total Actual  Annual Fund  Operating  Expenses  (after waivers) was 0.84%.

 6  Actual annual class  operating  expenses were lower because a portion of the brokerage commissions that the Fund paid was used to reduce the Fund's expenses,  and/or because through  arrangements  with the  Fund's  custodian,  credits  realized  as a result of uninvested  cash  balances  were  used to  reduce a portion  of the  Fund's  custodian expenses. See the Fund prospectus for details.

 7  The Fund's manager has  voluntarily  agreed to reimburse the class's  expenses if they exceed a certain level.  Including this  reimbursement,  the annual operating expenses were 0.53%. This arrangement may be discontinued by the Fund's manager at any time.

 8  The Fund's manager has  voluntarily  agreed to reimburse the class's  expenses if they exceed a certain level.  Including this  reimbursement,  the annual operating expenses were 1.05%. This arrangement may be discontinued by the Fund's manager at any time.

 9  The Fund's Class 2  Distribution  Plan or "Rule 12b-1 Plan" is described in the Fund's prospectus.

10  Total annual Fund operating  expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights table included in the Fund's Annual Report to
    Shareholders  for the fiscal  year ended  December  31,  2000  because  they have been restated due to a new  management  agreement  effective  May 1, 2000.  The manager has agreed in advance to reduce its fee to reflect  reduced  services  resulting  from the
    Fund's  investment in a Franklin  Templeton  money fund. This reduction is required by the Fund's Board of Trustees and an order of the Securities  and Exchange  Commission.
    For the fiscal year ended  December 31, 2000,  the  management fee reduction was 0.04%
    and net annual Fund operating expenses were 1.02%.

11  The Series pays a management fee at the annual rate of 0.55% of the first $250 million of the Series' average daily net assets, 0.525% of the next $250 million, 0.50% of the next $250 million,  0.475% of the next $250  million,  0.45% of the next $500 million, and 0.425% of the average daily net assets in excess of $1.5 billion.

12  Neuberger Berman Management, Inc. has voluntarily undertaken to reimburse the Fund for its  operating  expenses  which exceed,  in  aggregate,  1.00% per annum of the Fund's average daily net assets.  For the year ended December 31, 2000, no  reimbursement  to the Fund was required.

13  "Other Expenses" are estimates.

14  Strong has  voluntarily  agreed to waive the  management  fee and/or absorb the fund's other expense so that the total annual fund operating expenses are capped at 1.10%.
------------------------------------------------------------------------------------------

EXAMPLES -- The examples presented below assume the maximum separate account and optional  Rider charges of 3.70%.  The examples show the expenses that you would pay at the end of one,  three,  five or ten years  (except for the Rydex Arktos,
Rydex  Large Cap  Europe,  Rydex  Large Cap Japan,  Rydex  Banking,  Rydex Basic
Materials,  Rydex  Biotechnology,  Rydex Consumer  Products,  Rydex Electronics,
Rydex Energy,  Rydex Energy  Services,  Rydex Financial  Services,  Rydex Health
Care, Rydex Internet,  Rydex Leisure, Rydex Retailing,  Rydex Technology,  Rydex
Telecommunications,  Rydex Transportation and Rydex Utilities Subaccounts, which show  expenses  for  only  the one and  three  year  periods).  The  information presented  applies  if, at the end of those time  periods,  the  Contract is (1)
surrendered,  or (2) annuitized or otherwise not surrendered.  The examples show expenses  based upon an  allocation of $1,000 to each of the  Subaccounts  and a hypothetical  return of 5%. For those  Contracts  that do not elect the  maximum amount of Riders,  or with  Contract  Value in excess of $25,000,  the  expenses would be reduced.

     YOU SHOULD NOT  CONSIDER  THE EXAMPLES  BELOW A  REPRESENTATION  OF PAST OR
FUTURE EXPENSES.  ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN. THE
5% RETURN ASSUMED IN THE EXAMPLES IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A
REPRESENTATION OF PAST OR FUTURE ACTUAL RETURNS,  WHICH MAY BE GREATER OR LESSER
THAN THE ASSUMED AMOUNT.

     Example -- You would pay the expenses shown below assuming full  withdrawal of the Contract at the end of the applicable time period:

--------------------------------------------------------------------------------
                                                        1      3      5     10
                                                       YEAR  YEARS  YEARS  YEARS
--------------------------------------------------------------------------------
AIM Capital Appreciation ...........................   109    192    268    467
Federated High Income Bond II ......................   111    198    276    482
Federated U.S. Government Securities II ............   111    200    279    488
Fidelity VIP II Contrafund .........................   110    195    272    475
Fidelity VIP II Index 500 ..........................   108    191    265    462
Fidelity VIP II Investment Grade Bond ..............   118    217    307    537
Fidelity VIP III Growth Opportunities ..............   110    196    273    477
Franklin Small Cap .................................   111    199    278    486
Neuberger Berman Guardian Trust ....................   111    197    275    481
Neuberger Berman Partners ..........................   110    195    272    475
OppenheimerFunds Global ............................   113    203    284    497
Rydex Money Market .................................   112    201    281    492
Rydex Arktos .......................................   119    221    ---    ---
Rydex Nova .........................................   115    209    293    513
Rydex OTC ..........................................   115    210    295    516
Rydex Ursa .........................................   116    213    300    525
Rydex Large Cap Europe .............................   119    221    ---    ---
Rydex Large Cap Japan ..............................   119    221    ---    ---
Rydex Banking ......................................   118    220    ---    ---
Rydex Basic Materials ..............................   118    220    ---    ---
Rydex Biotechnology ................................   118    220    ---    ---
Rydex Consumer Products ............................   118    220    ---    ---
Rydex Electronics ..................................   118    220    ---    ---
Rydex Energy .......................................   118    220    ---    ---
Rydex Energy Services ..............................   118    220    ---    ---
Rydex Financial Services ...........................   118    220    ---    ---
Rydex Health Care ..................................   118    220    ---    ---
Rydex Internet .....................................   118    220    ---    ---
Rydex Leisure ......................................   118    220    ---    ---
Rydex Precious Metals ..............................   120    225    319    559
Rydex Retailing ....................................   118    220    ---    ---
Rydex Technology ...................................   118    220    ---    ---
Rydex Telecommunications ...........................   118    220    ---    ---
Rydex Transportation ...............................   118    220    ---    ---
Rydex Utilities ....................................   118    220    ---    ---
Strong Opportunity .................................   112    200    280    489
Templeton Developing Markets .......................   118    219    309    541
Templeton International ............................   112    201    280    490
--------------------------------------------------------------------------------

     Example -- You would pay the expenses shown below assuming no withdrawals:

--------------------------------------------------------------------------------
                                                        1      3      5     10
                                                       YEAR  YEARS  YEARS  YEARS
--------------------------------------------------------------------------------
AIM Capital Appreciation ...........................    46    138    231    467
Federated High Income Bond II ......................    48    143    239    482
Federated U.S. Government Securities II ............    48    146    243    488
Fidelity VIP II Contrafund .........................    47    141    235    475
Fidelity VIP II Index 500 ..........................    45    136    228    462
Fidelity VIP II Investment Grade Bond ..............    55    164    272    537
Fidelity VIP III Growth Opportunities ..............    47    142    237    477
Franklin Small Cap .................................    48    145    242    486
Neuberger Berman Guardian Trust ....................    48    143    239    481
Neuberger Berman Partners ..........................    47    141    235    475
OppenheimerFunds Global ............................    50    149    248    497
Rydex Money Market .................................    49    147    245    492
Rydex Arktos .......................................    56    168    ---    ---
Rydex Nova .........................................    52    155    257    513
Rydex OTC ..........................................    52    156    259    516
Rydex Ursa .........................................    53    159    265    525
Rydex Large Cap Europe .............................    56    168    ---    ---
Rydex Large Cap Japan ..............................    56    168    ---    ---
Rydex Banking ......................................    56    167    ---    ---
Rydex Basic Materials ..............................    56    167    ---    ---
Rydex Biotechnology ................................    56    167    ---    ---
Rydex Consumer Products ............................    56    167    ---    ---
Rydex Electronics ..................................    56    167    ---    ---
Rydex Energy .......................................    56    167    ---    ---
Rydex Energy Services ..............................    56    167    ---    ---
Rydex Financial Services ...........................    56    167    ---    ---
Rydex Health Care ..................................    56    167    ---    ---
Rydex Internet .....................................    56    167    ---    ---
Rydex Leisure ......................................    56    167    ---    ---
Rydex Precious Metals ..............................    58    172    284    557
Rydex Retailing ....................................    56    167    ---    ---
Rydex Technology ...................................    56    167    ---    ---
Rydex Telecommunications ...........................    56    167    ---    ---
Rydex Transportation ...............................    56    167    ---    ---
Rydex Utilities ....................................    56    167    ---    ---
Strong Opportunity .................................    49    146    243    489
Templeton Developing Markets .......................    55    165    274    541
Templeton International ............................    49    146    244    490
--------------------------------------------------------------------------------

INFORMATION ABOUT SECURITY BENEFIT, THE SEPARATE ACCOUNT, AND THE FUNDS

SECURITY BENEFIT LIFE INSURANCE  COMPANY -- Security Benefit is a life insurance company  organized  under  the laws of the  State of  Kansas.  It was  organized originally as a fraternal  benefit society and commenced  business  February 22,
1892.  It became a mutual  life  insurance  company  under its  present  name on
January 2, 1950.

     On July 31, 1998,  Security Benefit  converted from a mutual life insurance company to a stock life  insurance  company  ultimately  controlled  by Security
Benefit Mutual Holding  Company,  a Kansas mutual  holding  company.  Membership interests  of persons  who were  Owners as of July 31,  1998  became  membership interests  in  Security  Benefit  Mutual  Holding  Company as of that date,  and persons who acquire policies from Security Benefit after that date automatically become members in the mutual holding company.

     Security Benefit offers life insurance policies and annuity  contracts,  as well as financial and retirement services.  It is admitted to do business in the
District of Columbia,  and in all states except New York. As of the end of 2000,
Security Benefit had total assets of approximately  $8.3 billion.  Together with
its  subsidiaries,   Security  Benefit  has  total  funds  under  management  of approximately $10.3 billion.

     The Principal Underwriter for the Contracts is Security Distributors,  Inc.
("SDI"), 700 SW Harrison Street, Topeka, Kansas 66636-0001. SDI is registered as a  broker/dealer  with  the SEC and is a  wholly-owned  subsidiary  of  Security
Benefit  Group,  Inc.,  a financial  services  holding  company  wholly owned by
Security Benefit.

PUBLISHED  RATINGS  --  Security  Benefit  may  from  time  to time  publish  in advertisements,  sales  literature and reports to Owners,  the ratings and other information  assigned to it by one or more independent rating organizations such as A. M. Best  Company and  Standard & Poor's.  The purpose of the ratings is to reflect the financial strength and/or claims-paying  ability of Security Benefit and should not be considered as bearing on the investment  performance of assets held in the Separate Account. Each year A. M. Best Company reviews the financial status  of  thousands  of  insurers,  culminating  in the  assignment  of Best's
Ratings.  These ratings reflect their current opinion of the relative  financial strength and operating  performance of an insurance company in comparison to the norms of the life/health  insurance  industry.  In addition,  the  claims-paying ability of Security Benefit as measured by Standard & Poor's  Insurance  Ratings
Services may be referred to in  advertisements or sales literature or in reports to Owners.  These  ratings are  opinions  of an  operating  insurance  company's financial capacity to meet the obligations of its insurance and annuity policies in  accordance  with their  terms.  Such  ratings do not reflect the  investment performance  of the Separate  Account or the degree of risk  associated  with an investment in the Separate Account.

SEPARATE  ACCOUNT -- Security  Benefit  established  the Separate  Account under
Kansas law on June 26, 2000. The Contract  provides that the income,  gains,  or losses of the  Separate  Account,  whether or not  realized,  are credited to or charged  against  the assets of the  Separate  Account  without  regard to other income, gains, or losses of Security Benefit. Kansas law provides that assets in a separate account  attributable to the reserves and other  liabilities  under a contract may not be charged  with  liabilities  arising from any other  business that the  insurance  company  conducts  if, and to the extent  the  contract  so provides.  The Contract  contains  such a provision.  Security  Benefit owns the assets in the Separate Account and is required to maintain  sufficient assets in the  Separate  Account  to meet  all  Separate  Account  obligations  under  the
Contract.  Security  Benefit may  transfer to its  General  Account  assets that exceed anticipated  obligations of the Separate Account. All obligations arising under the  Contract  are general  corporate  obligations  of  Security  Benefit.
Security  Benefit  may invest its own assets in the  Separate  Account for other purposes,  but not to support  contracts other than variable annuity  contracts, and may accumulate in the Separate  Account  proceeds from Contract  charges and investment results applicable to those assets.

     The Separate Account is currently divided into 38 Subaccounts. The Contract provides  that the  income,  gains and  losses,  whether  or not  realized,  are credited to, or charged against, the assets of each Subaccount without regard to the income,  gains or losses in the other  Subaccounts.  Each Subaccount invests exclusively in shares of a corresponding  Underlying Fund.  Security Benefit may in the future establish  additional  Subaccounts of the Separate Account,  which may  invest  in other  Underlying  Funds or in other  securities  or  investment vehicles.

     The Separate  Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). Registration with the
SEC does not involve  supervision by the SEC of the administration or investment practices of the Separate Account or of Security Benefit.

UNDERLYING  FUNDS -- Each Underlying Fund is an open-end  management  investment company of the series  type and is  registered  with the SEC under the 1940 Act.
Such registration does not involve  supervision by the SEC of the investments or investment policy of the Underlying Fund. Each Underlying Fund pursues different investment objectives and policies.

     Shares of the  Underlying  Funds  currently are not publicly  traded mutual funds.  They are  available  only as investment  options in variable  annuity or variable life insurance  policies issued by life insurance  companies or in some cases, through participation in certain qualified pension or retirement plans.

     Because the  Underlying  Funds may serve as  investment  vehicles  for both
variable  life  insurance   policies  and  variable  annuity  contracts  ("mixed
funding")  and  shares  of the  Underlying  Funds  also may be sold to  separate accounts of other insurance  companies  ("shared  funding"),  material conflicts could occur.  Security Benefit  currently does not foresee any  disadvantages to
Owners arising from either mixed or shared funding;  however, due to differences in tax treatment or other  considerations,  it is possible that the interests of
Owners of various  contracts for which the Underlying  Funds serve as investment media  might  at some  time be in  conflict.  However,  Security  Benefit,  each
Underlying  Fund's Board of Directors,  and any other  insurance  companies that participate in the  Underlying  Funds are required to monitor events in order to identify any material conflicts that arise from mixed and/or shared funding.  If such a conflict were to occur,  Security  Benefit would take steps  necessary to protect Owners including  withdrawal of the Separate Account from  participation in the  Underlying  Fund(s)  involved  in the  conflict.  This  might  force the
Underlying Fund to sell securities at disadvantageous prices.

     A summary of the investment  objective of each of the  Underlying  Funds is set forth at the end of this  Prospectus.  We cannot assure that any  Underlying
Fund will achieve its objective.  More detailed  information is contained in the
prospectus  of  each  Underlying  Fund,  including   information  on  the  risks
associated with its investments and investment techniques.

     Prospectuses  for the Underlying  Funds should be read in conjunction  with this Prospectus.

     Security Benefit has entered into agreements with the  underwriters  and/or advisers to the Underlying Funds.  Under these agreements,  Security Benefit has agreed  to  provide  certain  services  and to  provide  information  about  the
Underlying  Funds to  Owners  of the  Contract  who  invest  in the  funds.  For providing  these  services,  Security  Benefit  receives  compensation  from the underwriter  or adviser,  as  applicable  (a  "Shareholder  Service  Fee").  The compensation  varies based on the services  being  provided,  but  generally the
Shareholder  Service Fee is between  0.20% to 0.40% of the average net assets of the Contract  invested in the Underlying Fund. Some of the Underlying Funds have a Rule  12b-1  Plan  under  which the fund is  permitted  to make  payments  for shareholder services and/or distribution related activities provided by Security
Benefit and/or  Security  Distributors,  Inc., the underwriter for the Contract.
Receipt of 12b-1 fees will  generally not exceed 0.25% of the average net assets of the  Contract  invested in the  Underlying  Fund.  Security  Benefit does not expect to receive a  Shareholder  Service Fee and 12b-1 fees with respect to the same Underlying Fund.

THE CONTRACT

GENERAL -- Security Benefit issues the Contract  offered by this Prospectus.  It is a flexible  purchase  payment  deferred  variable  annuity.  The  Contract is significantly  different  from a fixed annuity  contract in that it is the Owner under a Contract  who  assumes the risk of  investment  gain or loss rather than
Security Benefit.  When you are ready to begin receiving  annuity payments,  the
Contract  provides several Annuity Options under which Security Benefit will pay periodic annuity payments on a variable basis, a fixed basis or both,  beginning on the  Annuity  Start  Date.  The amount  that will be  available  for  annuity payments will depend on the investment  performance of the  Subaccounts to which you have allocated purchase payments.

     The  Contract  is  available  for  purchase by an  individual  as a non-tax qualified retirement plan ("Non-Qualified  Plan"). The Contract is also eligible for purchase in connection with certain tax qualified retirement plans that meet the  requirements of Section 403(b),  408, or 408A of the Internal  Revenue Code
("Qualified  Plan").  Certain federal tax advantages are currently  available to retirement  plans that qualify as (1) annuity  purchase  plans of public  school systems  and certain  tax-exempt  organizations  under  Section  403(b),  or (2)
traditional  and Roth  individual  retirement  accounts or annuities,  including traditional IRAs established by an employer under a simplified  employee pension plan, or a SIMPLE IRA plan,  under Section 408.  Joint Owners are permitted only on a Contract issued pursuant to a Non-Qualified Plan.

APPLICATION FOR A CONTRACT -- If you wish to purchase a Contract, you may submit an application and an initial purchase payment to Security  Benefit,  as well as any other form or  information  that  Security  Benefit  may  require.  Security
Benefit  reserves the right to reject an application or purchase payment for any reason,  subject to Security Benefit's underwriting standards and guidelines and any applicable state or federal law relating to nondiscrimination.

     The  maximum  age of an Owner or  Annuitant  for which a  Contract  will be issued is age 90 (age 85 in Florida).  If there are Joint Owners or  Annuitants, the maximum  issue age will be  determined  by  reference  to the older Owner or
Annuitant.

PURCHASE  PAYMENTS -- The minimum initial purchase payment for the purchase of a
Contract  is $10,000.  Thereafter,  you may choose the amount and  frequency  of purchase payments,  except that the minimum subsequent purchase payment is $500.
The minimum  subsequent  purchase  payment if you elect an Automatic  Investment
Program  is $50.  Security  Benefit  may  reduce the  minimum  purchase  payment requirement under certain circumstances.  Purchase payments exceeding $1 million will not be accepted without prior approval of Security Benefit.

     Security Benefit will apply the initial purchase payment not later than the end of the second  Valuation  Date after the  Valuation  Date it is  received by
Security Benefit;  provided that the purchase payment is preceded or accompanied by an application that contains  sufficient  information to establish an account and properly credit such purchase payment. The application form will be provided
by  Security   Benefit.   If  Security  Benefit  does  not  receive  a  complete
application,  Security  Benefit  will  notify  you  that it does  not  have  the necessary  information to issue a Contract.  If you do not provide the necessary information to Security  Benefit within five Valuation Dates after the Valuation
Date on which Security Benefit first receives the initial purchase payment or if
Security  Benefit  determines it cannot  otherwise issue the Contract,  Security
Benefit  will return the initial  purchase  payment to you unless you consent to
Security  Benefit  retaining the purchase  payment until the application is made complete.

     Security Benefit will credit subsequent  purchase payments as of the end of the Valuation  Period in which they are received by Security Benefit at its Home
Office.  Purchase payments after the initial purchase payment may be made at any time prior to the Annuity Start Date, so long as the Owner is living. Subsequent purchase payments under a Qualified Plan may be limited by the terms of the plan and provisions of the Internal Revenue Code. Subsequent purchase payments may be paid  under an  Automatic  Investment  Program.  The  initial  purchase  payment required must be paid before the Automatic  Investment  Program will be accepted by Security Benefit.

ALLOCATION OF PURCHASE PAYMENTS -- In an application for a Contract,  you select the Subaccounts to which purchase payments will be allocated.  Purchase payments will be allocated according to your instructions contained in the application or more recent  instructions  received,  if any,  except  that no purchase  payment allocation is permitted  that would result in less than $25.00 per payment being allocated to any one Subaccount. The allocations may be a whole dollar amount or
a  whole  percentage.   Available   allocation   alternatives   include  the  38
Subaccounts.

     You may change the purchase payment allocation instructions by submitting a proper written  request to Security  Benefit's  Home Office.  A proper change in allocation  instructions  will be effective upon receipt by Security  Benefit at its Home  Office  and will  continue  in  effect  until  you  submit a change in instructions to Security Benefit.  You may make changes in your purchase payment
allocation   and  changes  to  an  existing   Dollar  Cost  Averaging  or  Asset
Reallocation  Option by telephone provided the Telephone Transfer section of the application  or the proper  form is  completed,  signed,  and filed at  Security
Benefit's  Home Office.  Changes in the allocation of future  purchase  payments have no effect on existing Contract Value. You may,  however,  transfer Contract
Value among the  Subaccounts  in the manner  described in "Transfers of Contract
Value," page 16.

DOLLAR COST AVERAGING  OPTION -- Prior to the Annuity Start Date, you may dollar cost  average  your  Contract  Value by  authorizing  Security  Benefit  to make periodic  transfers of Contract  Value from any one Subaccount to one or more of the other Subaccounts. Dollar cost averaging is a systematic method of investing in which  securities are purchased at regular  intervals in fixed dollar amounts so that the cost of the  securities  gets  averaged  over time and possibly over various market cycles.  The option will result in the transfer of Contract Value from one Subaccount to one or more of the other Subaccounts. Amounts transferred under this option will be credited at the price of the  Subaccount as of the end of the Valuation Dates on which the transfers are effected. Since the price of a
Subaccount's  Accumulation  Units  will  vary,  the  amounts  transferred  to  a
Subaccount  will result in the  crediting of a greater  number of units when the price is low and a lesser number of units when the price is high. Similarly, the amounts  transferred  from a  Subaccount  will result in a debiting of a greater number  of units  when the price is low and a lesser  number  of units  when the price is high.  Dollar cost  averaging does not guarantee  profits,  nor does it assure that you will not have losses.

     An Asset Reallocation/Dollar Cost Averaging form is available upon request.
On the form, you must designate  whether  Contract Value is to be transferred on the basis of a specific  dollar  amount,  a fixed period or earnings  only,  the
Subaccount  or  Subaccounts  to and from which the transfers  will be made,  the desired  frequency  of the  transfers,  which may be on a monthly  or  quarterly basis,  and the length of time during which the transfers  shall continue or the total amount to be transferred over time.

     After  Security  Benefit has  received a Dollar Cost  Averaging  Request in proper form at its Home Office, Security Benefit will transfer Contract Value in the amounts you designate  from the  Subaccount  from which  transfers are to be made to the Subaccount or  Subaccounts  you have chosen.  Security  Benefit will effect each transfer on the date you specify or if no date is specified,  on the monthly or quarterly anniversary,  whichever corresponds to the period selected, of the date of receipt at the Home Office of a Dollar Cost Averaging  Request in
proper  form.  Transfers  will be made until the total  amount  elected has been transferred,  or until Contract Value in the Subaccount from which transfers are made has been depleted.  Amounts periodically  transferred under this option are not included in the 14 transfers per Contract Year that are allowed as discussed under "Transfers of Contract Value," page 16.

     You may instruct  Security  Benefit at any time to terminate  the option by written request to Security  Benefit's Home Office.  In that event, the Contract
Value in the Subaccount  from which  transfers were being made that has not been transferred will remain in that Subaccount unless you instruct us otherwise.  If you wish to continue  transferring  on a dollar cost  averaging  basis after the expiration  of  the  applicable  period,  the  total  amount  elected  has  been transferred,  or the  Subaccount  has been  depleted,  or after the Dollar  Cost
Averaging Option has been canceled,  a new Dollar Cost Averaging Request must be completed and sent to the Home Office.  Security  Benefit requires that you wait at least a month (or a quarter  if  transfers  were made on a  quarterly  basis)
before  reinstating  Dollar Cost Averaging  after it has been terminated for any reason.  Security  Benefit may discontinue,  modify,  or suspend the Dollar Cost
Averaging  Option at any time.  Security Benefit does not currently charge a fee for this option.

ASSET REALLOCATION  OPTION -- Prior to the Annuity Start Date, you may authorize
Security  Benefit  to  automatically  transfer  Contract  Value on a  quarterly, semiannual or annual basis to maintain a particular  percentage allocation among the  Subaccounts.  The Contract Value  allocated to each Subaccount will grow or decline in value at  different  rates  during  the  selected  period,  and Asset
Reallocation  automatically reallocates the Contract Value in the Subaccounts to the allocation you selected on a quarterly,  semiannual or annual basis,  as you select.  Asset  Reallocation  is intended to transfer  Contract Value from those
Subaccounts that have increased in value to those Subaccounts that have declined in value.  Over time,  this  method of  investing  may help you buy low and sell high. This investment method does not guarantee profits, nor does it assure that you will not have losses.

     To elect this option an Asset  Reallocation  Request in proper form must be received by Security  Benefit at its Home Office.  An Asset  Reallocation/Dollar
Cost Averaging  form is available  upon request.  On the form, you must indicate the applicable  Subaccounts,  the  applicable  time period and the percentage of
Contract Value to be allocated to each Subaccount.

     Upon  receipt of the Asset  Reallocation  Request,  Security  Benefit  will effect a transfer or, in the case of a new  Contract,  will allocate the initial purchase  payment,  among the Subaccounts  based upon the  percentages  that you selected. Thereafter,  Security Benefit will transfer Contract Value to maintain that  allocation  on  each  quarterly,  semiannual  or  annual  anniversary,  as applicable,  of the date of Security Benefit's receipt of the Asset Reallocation
Request in proper form. The amounts transferred will be credited at the price of the  Subaccount  as of the end of the  Valuation  Date on which the  transfer is effected. Amounts periodically transferred under this option are not included in the 14  transfers  per  Contract  Year  that  are  allowed  as  discussed  under
"Transfers of Contract Value," page 16.

     You may instruct  Security  Benefit at any time to terminate this option by written request to Security  Benefit's Home Office.  In that event, the Contract
Value in the  Subaccounts  that has not been  transferred  will  remain in those
Subaccounts  regardless  of the  percentage  allocation  unless you  instruct us otherwise.  If you  wish  to  continue  Asset  Reallocation  after  it has  been canceled, a new Asset  Reallocation/Dollar Cost Averaging form must be completed and sent to Security  Benefit's Home Office.  Security  Benefit may discontinue, modify,  or  suspend,  and  reserves  the  right to  charge a fee for the  Asset
Reallocation  Option at any time.  Security  Benefit does not currently charge a fee for this option.

TRANSFERS  OF  CONTRACT  VALUE -- You may  transfer  Contract  Value  among  the
Subaccounts upon proper written request to Security  Benefit's Home Office.  You may make transfers  (other than transfers  pursuant to the Dollar Cost Averaging and Asset  Reallocation  Options) by telephone if the Telephone Transfer section of the  application or the proper form has been  completed,  signed and filed at
Security  Benefit's  Home Office.  The minimum  transfer  amount is $500, or the amount  remaining in a given  Subaccount.  The minimum  transfer amount does not apply to  transfers  under  the  Dollar  Cost  Averaging  or Asset  Reallocation
Options.

     Security Benefit effects transfers between  Subaccounts at their respective
Accumulation  Unit values as of the close of the  Valuation  Period during which the transfer request is received.

     Security  Benefit  generally  does not limit the  frequency  of  transfers, although  Security  Benefit  reserves  the  right at a future  date to limit the number of transfers to 14 in a Contract  Year.  Also,  certain of the Underlying
Funds have in place  limits on the number of  transfers  permitted in a Contract
Year,  which limits are more  restrictive  than 14 per Contract  Year.  Security
Benefit  reserves the right to limit the size and  frequency of transfers and to discontinue telephone transfers.

CONTRACT  VALUE  -- The  Contract  Value  is the sum of the  amounts  under  the
Contract held in each  Subaccount as of any  Valuation  Date.

     On each  Valuation  Date,  the amount of Contract  Value  allocated  to any particular  Subaccount will be adjusted to reflect the investment  experience of that Subaccount. See "Determination of Contract Value," below. No minimum amount of Contract Value is guaranteed. You bear the entire investment risk relating to the investment performance of Contract Value allocated to the Subaccounts.

DETERMINATION  OF CONTRACT  VALUE -- Your  Contract  Value will vary to a degree that depends upon several factors, including

o    Investment  performance  of the  Subaccounts  to which  you have  allocated
     Contract Value,

o    Payment of purchase payments,

o    Full and partial withdrawals, and

o    Charges assessed in connection with the Contract, including charges for any optional Riders selected.

The  amounts  allocated  to a  Subaccount  will be  invested  in  shares  of the corresponding  Underlying  Fund. The investment  performance of each  Subaccount will  reflect  increases  or  decreases  in the net asset value per share of the corresponding Underlying Fund and any dividends or distributions declared by the
Underlying Fund. Any dividends or distributions from any Underlying Fund will be automatically  reinvested in shares of the same Underlying Fund, unless Security
Benefit, on behalf of the Separate Account, elects otherwise.

     Assets in the Subaccounts are divided into  Accumulation  Units,  which are accounting  units of measure used to calculate the value of an Owner's  interest in a  Subaccount.  When you allocate  purchase  payments to a  Subaccount,  your
Contract is credited with Accumulation  Units. The number of Accumulation  Units to be credited is determined by dividing the dollar amount, including any Credit
Enhancements,  allocated  to the  particular  Subaccount  by the  price  for the
Subaccount's  Accumulation  Units as of the end of the Valuation Period in which the purchase payment is credited.

     In addition to purchase  payments,  other  transactions  including  full or partial  withdrawals,  transfers,  and assessment of certain charges against the
Contract  affect the number of  Accumulation  Units credited to a Contract.  The number of units credited or debited in connection  with any such  transaction is determined by dividing the dollar amount of such transaction by the price of the
Accumulation  Unit of the affected  Subaccount next determined  after receipt of the  transaction.  The price of each  Subaccount  is  determined as of 3:00 p.m.
Central  time on each  Valuation  Date.  Transactions  received  after 2:00 p.m.
Central time on any  Valuation  Date will be effected at the  Accumulation  Unit value determined on the following Valuation Date.

     The  number of  Accumulation  Units  credited  to a  Contract  shall not be changed by any subsequent  change in the value of an Accumulation  Unit, but the dollar value of an  Accumulation  Unit may vary from Valuation Date to Valuation
Date  depending  upon the  investment  experience of the  Subaccount and charges against the Subaccount.

     The price of each  Subaccount's  units  initially  was $10.  The price of a
Subaccount  on any  Valuation  Date takes into  account the  following:  (1) the investment  performance  of the  Subaccount,  which is based upon the investment
performance  of  the  corresponding   Underlying  Fund,  (2)  any  dividends  or
distributions  paid by the  corresponding  Underlying Fund, (3) the charges,  if any,  that may be  assessed by Security  Benefit for taxes  attributable  to the operation of the Subaccount,  (4) the minimum  mortality and expense risk charge under  the  Contract  of  0.85%,  and (5) the  administration  charge  under the
Contract.

     The  minimum   mortality   and  expense   risk  charge  of  0.85%  and  the
administration  charge,  which ranges from 0.25% to 0.60%, are factored into the
Accumulation  Unit value or "price" of each  Subaccount on each Valuation  Date.
Security Benefit deducts any mortality and expense risk charge above the minimum charge and the charge for any optional Riders (the "Excess Charge") on a monthly basis. Each Subaccount  declares a monthly dividend and Security Benefit deducts the Excess  Charge  from this  monthly  dividend  upon its  reinvestment  in the
Subaccount.  The Excess Charge is a percentage of your Contract Value  allocated to the Subaccount as of the reinvestment date. The monthly dividend is paid only for the purpose of collecting the Excess Charge.  Assuming that you owe a charge above the  minimum  mortality  and expense  risk  charge and the  administration charge,  your Contract Value will be reduced in the amount of your Excess Charge upon  reinvestment  of  the  Subaccount's  monthly  dividend.  Security  Benefit reserves the right to compute and deduct the Excess Charge from each  Subaccount on each Valuation  Date. See the Statement of Additional  Information for a more detailed discussion of how the Excess Charge is deducted.

FULL AND  PARTIAL  WITHDRAWALS  -- An Owner  may make a  partial  withdrawal  of
Contract  Value,  or surrender the Contract for its Withdrawal  Value. A full or partial  withdrawal,  including  a  systematic  withdrawal,  may be  taken  from
Contract  Value at any time while the Owner is living  and  before  the  Annuity
Start Date, subject to limitations under the applicable plan for Qualified Plans and applicable law. A full or partial withdrawal request will be effective as of the end of the  Valuation  Period that a proper  written  request is received by
Security  Benefit at its Home Office.  A proper written request must include the written  consent  of any  effective  assignee  or  irrevocable  Beneficiary,  if applicable.

     The  proceeds  received  upon  a full  withdrawal  will  be the  Contract's
Withdrawal  Value. The Withdrawal Value is equal to the Contract Value as of the end of the Valuation Period during which a proper withdrawal request is received by Security Benefit at its Home Office, less any applicable  withdrawal charges, any pro rata  account  charge and any  uncollected  premium  taxes.  If an Extra
Credit  Rider is in  effect,  Contract  Value will also be reduced by any Credit
Enhancements  that have not yet vested.  See the discussion of vesting of Credit
Enhancements under "Extra Credit," page 23.

     Security  Benefit  requires the  signature of all Owners on any request for withdrawal,  and a guarantee  of all such  signatures  to effect the transfer or exchange of all or part of the Contract for another  investment.  The  signature guarantee  must be provided by an eligible  guarantor,  such as a bank,  broker, credit union,  national  securities  exchange or savings  association.  Security
Benefit further requires that any request to transfer or exchange all or part of the Contract for another  investment  be made upon a transfer  form  provided by
Security Benefit which is available upon request.

     A partial withdrawal may be requested for a specified  percentage or dollar amount of Contract Value.  Each partial  withdrawal must be at least $500 except systematic  withdrawals discussed below. A request for a partial withdrawal will result in a payment by Security  Benefit of the amount  specified in the partial withdrawal  request  provided  there is  sufficient  Contract  Value to meet the request.  Any withdrawal charge will be deducted from remaining  Contract Value, provided there is sufficient  Contract Value available.  Alternatively,  you may request that any withdrawal charge be deducted from your payment.  Upon payment, your Contract Value will be reduced by an amount equal to the payment,  plus any applicable  withdrawal charge, or if you requested that any withdrawal charge be deducted  from your  payment,  your payment will be reduced by the amount of any such charge.  Contract  Value will also be reduced by a percentage of any Credit
Enhancements that have not yet vested. See "Extra Credit," page 23. If a partial withdrawal  is  requested  after the first  Contract  Year that would  leave the
Withdrawal Value in the Contract less than $2,000, Security Benefit reserves the right to treat the partial withdrawal as a request for a full withdrawal.

     Security  Benefit will deduct the amount of a partial  withdrawal  from the
Contract  Value in the  Subaccounts,  according to the Owner's  instructions  to
Security  Benefit.  If you do not specify the allocation,  Security Benefit will deduct the  withdrawal in the same  proportion  that Contract Value is allocated among the Subaccounts.

     A full or partial  withdrawal,  including a systematic  withdrawal,  may be subject to a withdrawal  charge if a withdrawal is made from  purchase  payments that have been held in the Contract for less than seven years and may be subject to a premium tax charge to reimburse Security Benefit for any tax on premiums on a  Contract  that may be  imposed by  various  states  and  municipalities.  See
"Contingent Deferred Sales Charge," page 19, and "Premium Tax Charge," page 21.

     A full or partial withdrawal, including a systematic withdrawal, may result in  receipt  of  taxable  income to the Owner  and,  if made  prior to the Owner attaining  age 59 1/2,  may be  subject  to a 10%  penalty  tax.  In the case of
Contracts  issued in connection with retirement plans that meet the requirements of Section 403(b) or 408 of the Internal Revenue Code,  reference should be made
to  the  terms  of  the  particular   Qualified  Plan  for  any  limitations  or
restrictions  on  withdrawals.   For  more  information,  see  "Restrictions  on
Withdrawals from Qualified Plans," page 27. The tax consequences of a withdrawal under the Contract  should be carefully  considered.  See "Federal Tax Matters,"
page 28.

SYSTEMATIC  WITHDRAWALS  -- Security  Benefit  currently  offers a feature under which you may select systematic  withdrawals.  Under this feature,  an Owner may elect to receive systematic withdrawals while the Owner is living and before the
Annuity  Start  Date by  sending a  properly  completed  Request  for  Scheduled
Systematic Payments form to Security Benefit at its Home Office. This option may be elected at any time. An Owner may designate the systematic  withdrawal amount as a  percentage  of Contract  Value  allocated to the  Subaccounts,  as a fixed period, as level payments,  as a specified dollar amount, as all earnings in the
Contract,  or based  upon the life  expectancy  of the  Owner or the Owner and a
Beneficiary. An Owner also may designate the desired frequency of the systematic withdrawals,  which may be monthly,  quarterly,  semiannually  or annually.  The
Owner may stop or modify  systematic  withdrawals  upon proper  written  request received by  Security  Benefit at its Home Office at least 30 days in advance of the requested date of termination or modification. A proper request must include the written  consent of any effective  assignee or irrevocable  Beneficiary,  if applicable.

     Each  systematic  withdrawal  must be at least  $100.  Upon  payment,  your
Contract  Value will be reduced by an amount equal to the payment  proceeds plus any applicable  withdrawal  charge and premium tax.  Contract Value will also be reduced by a percentage of any Credit Enhancements that have not yet vested. See
"Extra  Credit," page 23. Any systematic  withdrawal  that equals or exceeds the
Withdrawal Value will be treated as a full withdrawal.  In no event will payment of a systematic  withdrawal  exceed the  Withdrawal  Value.  The  Contract  will automatically  terminate  if  a  systematic  withdrawal  causes  the  Contract's
Withdrawal Value to equal zero.

     Security  Benefit will effect each  systematic  withdrawal as of the end of the  Valuation  Period during which the  withdrawal is scheduled.  The deduction caused by the systematic withdrawal, including any applicable withdrawal charge, will be  allocated  to your  Contract  Value  in the  Subaccounts,  as you  have directed. If you do not specify the allocation, Security Benefit will deduct the systematic  withdrawal in the same  proportion  that Contract Value is allocated among the Subaccounts.

     Security Benefit may, at any time, discontinue, modify, suspend or charge a
fee  for  systematic   withdrawals.   You  should  consider  carefully  the  tax
consequences of a systematic withdrawal, including the 10% penalty tax which may be imposed on  withdrawals  made prior to the Owner  attaining  age 59 1/2.  See
"Federal Tax Matters," page 28.

FREE-LOOK RIGHT -- You may return a Contract within the Free-Look Period,  which is generally a ten-day period  beginning when you receive the Contract.  In this event,  Security  Benefit  will then deem void the  returned  Contract  and will refund to you as of the  Valuation  Date on which we receive  your  Contract any
Contract Value allocated to the Subaccounts, plus any charges deducted from such
Contract Value, less the Contract Value attributable to any Credit Enhancements.

     Some states' laws require us to refund your  purchase  payments  instead of your  Contract  Value.  If your Contract is delivered in one of those states and you return your Contract  during the  Free-Look  Period,  Security  Benefit will refund  purchase  payments  allocated to the  Subaccounts  rather than  Contract
Value.

DEATH  BENEFIT -- If the Owner dies prior to the  Annuity  Start Date while this
Contract is in force,  Security  Benefit will pay the death benefit  proceeds to the  Designated  Beneficiary  upon receipt of due proof of the Owner's death and instructions regarding payment to the Designated Beneficiary. If there are Joint
Owners,  the death benefit proceeds will be payable upon receipt of due proof of death of either Owner and instructions regarding payment.

     If the  surviving  spouse  of the  deceased  Owner is the  sole  Designated
Beneficiary, such spouse may elect to continue the Contract in force, subject to certain limitations.  See "Distribution Requirements" below. If the Owner is not a natural person, the death benefit proceeds will be payable upon receipt of due proof of death of the Annuitant prior to the Annuity Start Date and instructions regarding  payment.  If the  death of the Owner  occurs on or after the  Annuity
Start Date,  any death benefit will be determined  according to the terms of the
Annuity Option. See "Annuity Options," page 25.

     The death benefit  proceeds  will be the death  benefit  reduced by any pro rata account  charge and any  uncollected  premium tax. If the age of each Owner was 80 or younger on the  Contract  Date and an Owner dies prior to the  Annuity
Start Date while this Contract is in force, the amount of the death benefit will be the greater of:

1.  The sum of all purchase  payments (not including any Credit  Enhancements if an Extra Credit Rider was in effect), less any reductions caused by previous withdrawals, including withdrawal charges, or

2.  The Contract Value on the date due proof of death and instructions regarding payment  are  received  by Security  Benefit  (less any Credit  Enhancements applied during the 12 months prior to the date of the Owner's death).

     If any Owner was age 81 or older on the Contract  Date,  or if due proof of death and instructions regarding payment are not received by Security Benefit at its Home Office  within six months of the date of the Owner's  death,  the death benefit will be as set forth in item 2 above.

     If you  purchased  one or more  of the  optional  Riders  that  provide  an enhanced death benefit, your death benefit will be determined in accordance with the terms of the Rider.  See the  discussion of Annual  Stepped Up Death Benefit
Rider, Guaranteed Growth Death Benefit Rider, and Combined Annual Stepped Up and
Guaranteed  Growth Death Benefit  Rider.  Your death benefit  proceeds under the
Rider will be the death benefit  reduced by any pro rata account  charge and any uncollected premium tax.

     The death benefit proceeds will be paid to the Designated  Beneficiary in a single sum or under one of the  Annuity  Options,  as elected by the  Designated
Beneficiary.  If the Designated Beneficiary is to receive annuity payments under an Annuity  Option,  there may be limits under  applicable law on the amount and duration  of  payments  that  the  Beneficiary  may  receive,  and  requirements respecting timing of payments.  A tax adviser should be consulted in considering
Annuity  Options.   See  "Federal  Tax  Matters,"  page  28  and   "Distribution
Requirements,"  below for a discussion of the tax  consequences  in the event of death.

DISTRIBUTION   REQUIREMENTS  --  For  Contracts  issued  in  connection  with  a
Non-Qualified  Plan, if the surviving  spouse of the deceased  Owner is the sole
Designated Beneficiary, such spouse may elect to continue this Contract in force until the  earliest of the spouse's  death or the Annuity  Start Date or receive the death benefit proceeds.

     For any Designated  Beneficiary other than a surviving  spouse,  only those options may be chosen that  provide for  complete  distribution  of such Owner's interest in the  Contract  within  five years of the death of the Owner.  If the
Designated  Beneficiary is a natural person, that person alternatively can elect to begin receiving  annuity payments within one year of the Owner's death over a period not extending beyond his or her life or life expectancy.  If the Owner of the Contract is not a natural person,  these  distribution  rules are applicable upon the death of or a change in the primary Annuitant.

     For Contracts  issued in connection with a Qualified Plan, the terms of the particular  Qualified Plan and the Internal Revenue Code should be reviewed with respect to limitations or restrictions on  distributions  following the death of the Owner or  Annuitant.  Because the rules  applicable  to Qualified  Plans are extremely complex, a competent tax adviser should be consulted.

DEATH OF THE ANNUITANT -- If the Annuitant dies prior to the Annuity Start Date, and the Owner is a natural  person and is not the  Annuitant,  no death  benefit proceeds will be payable under the Contract.  The Owner may name a new Annuitant within  30 days of the  Annuitant's  death.  If a new  Annuitant  is not  named,
Security  Benefit will  designate  the Owner as  Annuitant.  On the death of the
Annuitant after the Annuity Start Date, any guaranteed payments remaining unpaid will continue to be paid to the Designated  Beneficiary  pursuant to the Annuity
Option in force at the date of death.

CHARGES AND DEDUCTIONS

CONTINGENT  DEFERRED  SALES  CHARGE -- Security  Benefit  does not deduct  sales charges  from  purchase  payments  before  allocating  them to  Contract  Value.
However,  except as set forth  below,  Security  Benefit may assess a contingent deferred sales charge (which may also be referred to as a withdrawal  charge) on a full or partial withdrawal, including systematic withdrawals, depending on how long your purchase payments have been held under the Contract.

     Security  Benefit will waive the  withdrawal  charge on  withdrawals to the
extent  that  total  withdrawals  in  a  Contract  Year,   including  systematic
withdrawals,  do not  exceed the Free  Withdrawal  amount.  The Free  Withdrawal amount  is  equal in the  first  Contract  Year,  to 10% of  purchase  payments, excluding any Credit  Enhancements,  made during the year and for any subsequent
Contract  Year,  to 10% of Contract  Value as of the first day of that  Contract
Year.

     The withdrawal charge applies to the portion of any withdrawal,  consisting of purchase  payments,  that exceeds the Free Withdrawal amount. For purposes of determining the withdrawal charge, withdrawals are considered to come first from purchase  payments in the order they were received and then from  earnings.  The withdrawal  charge does not apply to  withdrawals of earnings.  Free  withdrawal amounts do not reduce  purchase  payments for the purpose of determining  future withdrawal charges.

     The amount of the charge  will  depend on how long your  purchase  payments have been held under the Contract.  Each purchase payment you make is considered to have a certain  "age,"  depending  on the length of time  since the  purchase payment was effective.  A purchase payment is "age one" in the year beginning on the date the purchase  payment is received by Security  Benefit and increases in age each year thereafter.  The withdrawal charge is calculated  according to the following schedule:

---------------------------------------------
 PURCHASE PAYMENT AGE          WITHDRAWAL
      (IN YEARS)                 CHARGE
---------------------------------------------
             1                     7%
             2                     7%
             3                     6%
             4                     5%
             5                     4%
             6                     3%
             7                     2%
        8 and over                 0%
---------------------------------------------

     In no event will the amount of any  withdrawal  charge,  when added to such charge  previously  assessed  against any amount  withdrawn  from the  Contract, exceed  7% of  purchase  payments  paid  under the  Contract.  In  addition,  no withdrawal  charge will be imposed upon: (1) payment of death benefit  proceeds;
or (2) annuity  payments  under options that provide for payments for life, or a period of at least 7 years.  Security Benefit will assess the withdrawal  charge against the  Subaccounts in the same  proportion as the withdrawal  proceeds are allocated.

     Security  Benefit  pays  sales  commissions  to  broker-dealers  and  other expenses  associated  with  the  promotion  and  sales  of  the  Contracts.  The withdrawal  charge is designed to  reimburse  Security  Benefit for these costs, although it is expected that actual  expenses will be greater than the amount of the charge.  To the extent that all sales  expenses are not  recovered  from the charge,  such expenses may be recovered  from other charges,  including  amounts
derived   indirectly   from  the  charge  for   mortality   and  expense   risk.
Broker-dealers  may receive  aggregate  commissions  of up to 6.5% of  aggregate purchase  payments.  Security  Benefit also may pay override  payments,  expense
allowances,  bonuses,  wholesaler  fees  and  training  allowances.   Registered
representatives  earn  commissions from the  broker-dealers  with which they are
affiliated   and  such   arrangements   will  vary.   In  addition,   registered
representatives  may be eligible under programs  adopted by Security  Benefit to receive  non-cash  compensation  such as  expense-paid  due diligence  trips and educational  seminars.  No  compensation  will be  offered  to the  extent it is prohibited by the laws of any state or self-regulatory agency, such as the NASD.

MORTALITY  AND  EXPENSE  RISK CHARGE --  Security  Benefit  deducts a charge for mortality  and expense  risks  assumed by Security  Benefit  under the Contract.
Security  Benefit  deducts a daily minimum  charge equal to 0.85%,  on an annual basis,  of each  Subaccount's  average  daily net assets.  If you are subject to mortality  and expense risk charge above the minimum  charge,  Security  Benefit deducts  it from your  Contract  Value on a monthly  basis.  The  mortality  and expense risk charge amount is  determined  each month by reference to the amount of your Contract Value, as set forth in the table below.

-----------------------------------------------------------
CONTRACT VALUE                          ANNUAL MORTALITY
                                        AND EXPENSE RISK
                                             CHARGE
-----------------------------------------------------------
Less than $25,000                            1.10%
At least $25,000 but less than $100,000      0.95%
$100,000 or more                             0.85%
-----------------------------------------------------------

During the Annuity Period,  the mortality and expense risk charge is 1.25% under
Options 1  through  4, 7 and 8, in lieu of the  amounts  set  forth  above.  The mortality and expense risk charge is intended to compensate Security Benefit for certain  mortality and expense risks  Security  Benefit  assumes in offering and administering the Contract and in operating the Subaccounts.

     The expense risk is the risk that  Security  Benefit's  actual  expenses in issuing and  administering  the Contracts and operating the Subaccounts  will be more than the charges  assessed for such  expenses.  The mortality risk borne by
Security Benefit is the risk that Annuitants,  as a group, will live longer than
Security  Benefit's  actuarial tables predict.  In this event,  Security Benefit guarantees  that annuity  payments will not be affected by a change in mortality experience  that results in the payment of greater  annuity  income than assumed under the Annuity  Options in the  Contract.  Security  Benefit  also  assumes a mortality risk in connection with the death benefit under the Contract.

     Security  Benefit may  ultimately  realize a profit from this charge to the extent it is not needed to cover  mortality  and  administrative  expenses,  but
Security  Benefit may realize a loss to the extent the charge is not sufficient.
Security  Benefit  may use any profit  derived  from this  charge for any lawful purpose, including distribution expenses. See "Determination of Contract Value,"
page 16, for more  information  about how Security Benefit deducts the mortality and expense risk charge.

ADMINISTRATION  CHARGE -- Security Benefit deducts a daily administration charge equal to an  annual  percentage  rate of each  Subaccount's  average  daily  net assets.  The  administration  charge varies by  Subaccount  and is 0.25% for the
OppenheimerFunds  Global Subaccount;  0.45% for the Money Market,  Rydex Arktos,
Rydex  Nova,  Rydex OTC,  Rydex Ursa,  Rydex  Large Cap Europe,  Rydex Large Cap
Japan, Rydex Banking, Rydex Basic Materials, Rydex Biotechnology, Rydex Consumer
Products,  Rydex  Electronics,   Rydex  Energy,  Rydex  Energy  Services,  Rydex
Financial  Services,  Rydex Health Care,  Rydex Internet,  Rydex Leisure,  Rydex
Precious Metals, Rydex Retailing,  Rydex Technology,  Rydex  Telecommunications,
Rydex  Transportation and Rydex Utilities  Subaccounts;  0.50% for the Federated
High  Income   Bond  II,   Fidelity   VIP  II   Contrafund,   Fidelity   VIP  II
Investment-Grade  Bond and  Fidelity  VIP II Growth  Opportunities  Subaccounts;
0.55% for the Fidelity VIP II Index 500 and Strong Opportunity Subaccounts;  and
0.60% for the AIM Capital Appreciation, Federated U.S. Government Securities II,
Franklin Small Cap, Neuberger Berman Guardian Trust,  Neuberger Berman Partners,
Templeton  Developing  Markets,  and Templeton  International  Subaccounts.  The
purpose  of this  charge is to  compensate  Security  Benefit  for the  expenses
associated   with   administration   of  the  Contracts  and  operation  of  the
Subaccounts.

ACCOUNT   ADMINISTRATION   CHARGE  --  Security   Benefit   deducts  an  account
administration   charge  of  $30.00  from   Contract   Value  at  each  Contract
Anniversary.  Security  Benefit will waive the charge if your Contract  Value is
$50,000 or more on the date the charge is to be deducted.  Security Benefit will deduct a pro rata account administration charge (1) upon a full withdrawal;  (2)
upon the Annuity Start Date if one of the Annuity Options 1 through 4, 7 or 8 is chosen;  and (3) upon  payment of a death  benefit.  This charge is not deducted during the Annuity  Period if one of the Annuity  Options 1 through 4, 7 or 8 is chosen.  The  purpose of the charge is to  compensate  Security  Benefit for the expenses associated with administration of the Contract.

PREMIUM TAX CHARGE -- Various states and municipalities impose a tax on premiums on annuity contracts received by insurance  companies.  Whether or not a premium tax is imposed  will depend  upon,  among  other  things,  the Owner's  state of residence,  the Annuitant's  state of residence,  and the insurance tax laws and
Security  Benefit's  status in a particular  state.  Security Benefit assesses a premium  tax  charge to  reimburse  itself for  premium  taxes that it incurs in connection  with a  Contract.  Security  Benefit  deducts  this charge when due, typically upon the Annuity Start Date or payment of a purchase payment. Security
Benefit may deduct  premium tax upon a full or partial  withdrawal  if a premium tax has been incurred and is not refundable. Security Benefit reserves the right to deduct  premium  taxes  when due or any time  thereafter.  Premium  tax rates currently  range from 0% to 3.5%,  but are  subject to change by a  governmental entity.

OTHER  CHARGES  --  Security  Benefit  may charge  the  Separate  Account or the
Subaccounts for the federal,  state, or local taxes incurred by Security Benefit that are  attributable  to the Separate  Account or the  Subaccounts,  or to the
operations  of  Security  Benefit  with  respect  to the  Contract,  or that are attributable to payment of premiums or acquisition costs under the Contracts. No such charge is currently  assessed.  See "Tax Status of Security Benefit and the
Separate Account" and "Charge for Security Benefit Taxes."

VARIATIONS IN CHARGES -- Security  Benefit may reduce or waive the amount of the contingent  deferred sales charge and certain other charges for a Contract where the expenses  associated with the sale of the Contract or the administrative and maintenance  costs  associated with the Contract are reduced for reasons such as the amount of the initial purchase payment or projected purchase payments or the
Contract is sold in connection with a group or sponsored arrangement.

GUARANTEE OF CERTAIN CHARGES -- Security Benefit guarantees that: (1) the charge for  mortality  and expense risks will not exceed an annual rate of 1.10% (1.25%
during the Annuity Period) of each  Subaccount's  average daily net assets;  (2)
the  administration  charge  will not  exceed  an  annual  rate of 0.60% of each
Subaccount's average daily net assets; and (3) the account administration charge will not exceed $30 per year.  Security  Benefit also guarantees that the charge for any Rider  will not  exceed  the  annual  rate in  effect  when the Rider is issued.

UNDERLYING  FUND EXPENSES -- Each Subaccount of the Separate  Account  purchases shares  at the net  asset  value  of the  corresponding  Underlying  Fund.  Each
Underlying Fund's net asset value reflects the investment advisory fee and other expenses that are deducted from the assets of the  Underlying  Fund.  These fees and expenses are not deducted from the Subaccounts, but are paid from the assets of the corresponding  Underlying Fund. As a result, the Owner indirectly bears a pro rata  portion  of such  fees  and  expenses.  The  advisory  fees and  other expenses,  if any,  which are more fully  described  in each  Underlying  Fund's prospectus, are not specified or fixed under the terms of the Contract.

OPTIONAL RIDER CHARGES

In addition to the charges and  deductions  discussed  above,  you may  purchase certain  optional Riders under the Contract.  Security Benefit makes each Rider, except  the  Extra  Credit  Rider,  available  only  at  issue,  and you may not terminate a Rider after issue, unless otherwise stated. Security Benefit deducts a monthly charge from Contract  Value for any Riders  elected by the Owner.  The amount of the  charge is equal to a  percentage,  on an  annual  basis,  of your
Contract Value.  Each Rider and its charge are listed below.  You may not select
Riders with a total charge that exceeds 2.00% of Contract Value.  Currently,  it is not possible to exceed this limit even if you selected each Rider  available;
however, Security Benefit may make additional Riders available in the future and you would only be permitted  to select  Riders with a maximum  combined  cost of
2.00% of Contract Value.

GUARANTEED MINIMUM INCOME BENEFIT -- This Rider makes available a minimum amount for the purchase of a fixed  Annuity  ("Minimum  Income  Benefit").  The Minimum
Income Benefit is equal to Purchase Payments and any Credit Enhancements, net of
any premium tax,  less an  adjustment  for  Withdrawals,  increased at an annual effective rate of interest of 3% or 5%, as elected in the application. (Security
Benefit  will  credit a maximum  rate of 4% for amounts  allocated  to the Money
Market Subaccount.)

     In crediting  interest,  Security  Benefit takes into account the timing of when each  purchase  payment and  withdrawal  occurred and accrues such interest until  the  earlier  of:  (1)  the  Annuity  Start  Date,  or (2)  the  Contract
Anniversary  following the oldest  Annuitant's 80th birthday.  In the event of a withdrawal,  the  Minimum  Income  Benefit  is  reduced  as of the  date  of the withdrawal by a percentage  found by dividing the withdrawal  amount,  including any withdrawal charges, by Contract Value immediately prior to the withdrawal.

     You may apply the Minimum Income Benefit,  less any applicable  Premium tax and pro rata account  administration  charge, to purchase a fixed Annuity within
30 days of any Contract Anniversary following the 10th Contract Anniversary. You may apply the Minimum  Income  Benefit to purchase  only a fixed  Annuity  under
Option 2, life income with a 10-year period certain, or Option 4, joint and last survivor with a 10-year  period  certain.  See the discussion of Options 2 and 4 under  "Annuity  Options,"  page 25. The Annuity  rates for this Rider are based upon the 1983(a)  mortality table with mortality  improvement  under  projection scale G and an interest  rate of 2 1/2%.  The charge for this Rider varies based upon the interest rate selected as set forth below:

------------------- -----------------
  INTEREST RATE       RIDER CHARGE
------------------- -----------------
        3%               0.25%
        5%               0.40%
------------------- -----------------

ANNUAL STEPPED UP DEATH BENEFIT -- This Rider makes  available an enhanced death benefit  upon the  death of the Owner or any Joint  Owner  prior to the  Annuity
Start Date. The death benefit  proceeds will be the death benefit reduced by any pro rata account  administration  charge and any uncollected  premium tax. If an
Extra Credit Rider was in effect,  the death benefit also will be reduced by any
Credit  Enhancements  applied during the 12 months preceding the Owner's date of death;  provided  that  the  death  benefit  defined  in 1 below  will not be so reduced.  If an Owner dies prior to the Annuity  Start  Date,  the amount of the death benefit under this Rider will be the greatest of:

1.   The sum of all purchase  payments (not including any Credit  Enhancements), less any withdrawals and withdrawal charges;

2.   The  Contract  Value  on the  date due  proof  of  death  and  instructions regarding payment for each Designated  Beneficiary are received by Security
     Benefit; or

3.   The Stepped Up Death Benefit.

The Stepped Up Death Benefit is the largest result for the following calculation as of the  date of  receipt  of  instructions  regarding  payment  of the  death benefit:

o    The largest of 1 or 2 above on any Contract  Anniversary  that occurs prior to the oldest Owner attaining age 81, plus

o    Any purchase  payments  received by Security  Benefit since the  applicable
     Contract Anniversary; less

o    An adjustment for any  withdrawals  and  withdrawal  charges made since the applicable anniversary.  In the event of a withdrawal, the Stepped Up Death
     Benefit is reduced as of the date of the  withdrawal by a percentage  found by dividing the withdrawal  amount,  including any withdrawal  charges,  by
     Contract Value immediately prior to the withdrawal.

     If an Owner dies prior to the Annuity  Start  Date,  but due proof of death and instructions  regarding  payment are not received by Security Benefit at its
Home  Office  within  six  months of the date of the  Owner's  death,  the death benefit will be as set forth in item 2 above.

     The  charge  for this  Rider is  0.25%.  See the  discussion  under  "Death
Benefit," page 18.

GUARANTEED  GROWTH DEATH BENEFIT -- This Rider makes available an enhanced death benefit  upon the  death of the Owner or any Joint  Owner  prior to the  Annuity
Start Date. The death benefit  proceeds will be the death benefit reduced by any pro rata account  administration  charge and any uncollected  premium tax. If an
Extra Credit Rider was in effect,  the death benefit also will be reduced by any
Credit  Enhancements  applied during the 12 months preceding the Owner's date of death;  provided  that  the  death  benefit  defined  in 1 below  will not be so reduced.  If an Owner dies prior to the Annuity  Start  Date,  the amount of the death benefit under this Rider will be the greatest of:

1.   The sum of all purchase  payments (not including any Credit  Enhancements), less any withdrawals and withdrawal charges;

2.   The  Contract  Value  on the  date due  proof  of  death  and  instructions regarding payment for each Designated  Beneficiary are received by Security
     Benefit; or

3.   The Guaranteed Growth Death Benefit.

The Guaranteed  Growth Death Benefit is an amount equal to purchase payments and any  Credit  Enhancements,  net of any  Premium  tax,  less  an  adjustment  for withdrawals,  increased at an annual effective rate of interest of 3%, 5%, 6% or
7%, as elected in the application.  (Security Benefit will credit a maximum rate of 4% for  amounts  allocated  to the Money  Market  Subaccount.)  In  crediting interest,  Security  Benefit takes into account the timing of when each purchase payment and withdrawal  occurred.  Security  Benefit accrues such interest until the  earliest  of: (1) the Annuity  Start  Date;  (2) the  Contract  Anniversary
following  the  oldest  Owner's  80th  birthday;  (3) the date due  proof of the
Owner's  death and  instructions  regarding  payment  are  received;  or (4) the six-month  anniversary  of  the  Owner's  date  of  death.  In  the  event  of a withdrawal, the Guaranteed Growth Death Benefit is reduced as of the date of the withdrawal by a percentage  found by dividing the withdrawal  amount,  including any withdrawal charges, by Contract Value immediately prior to the withdrawal.

     The  amount of the  Guaranteed  Growth  Death  Benefit  shall not exceed an
amount  equal  to  200%  of  purchase   payments   (not   including  any  Credit
Enhancements),  net of premium  tax and any  withdrawals,  including  withdrawal charges.

     If an Owner dies prior to the Annuity  Start  Date,  but due proof of death and instructions  regarding  payment are not received by Security Benefit at its
Home  Office  within  six  months of the date of the  Owner's  death,  the death benefit will be Contract Value, as set forth in item 2 above.

     The charge for this Rider varies based upon the interest  rate  selected as set forth below:

-------------------------------------
  INTEREST RATE      RIDER CHARGE
-------------------------------------
        3%              0.15%
        5%              0.25%
        6%              0.30%
        7%              0.35%
-------------------------------------

See the discussion under "Death Benefit," page 18.

COMBINED  ANNUAL  STEPPED UP AND  GUARANTEED  GROWTH DEATH BENEFIT -- This Rider
makes  available  an enhanced  death  benefit upon the death of the Owner or any
Joint  Owner  prior to the  Annuity  Start  Date.  If an Owner dies prior to the
Annuity Start Date, the amount of the death benefit under this Rider will be the greatest of:

1.   The sum of all purchase  payments (not including any Credit  Enhancements), less any withdrawals and withdrawal charges;

2.   The  Contract  Value  on the  date due  proof  of  death  and  instructions regarding payment for each Designated  Beneficiary are received by Security
     Benefit;

3.   The Annual Stepped Up Death Benefit (as described above); or

4.   The Guaranteed Growth Death Benefit at 5% (as described above).

     If an Owner dies prior to the Annuity  Start  Date,  but due proof of death and instructions  regarding  payment are not received by Security Benefit at its
Home  Office  within  six  months of the date of the  Owner's  death,  the death benefit will be as set forth in item 2 above.

     The  charge  for this  Rider is  0.30%.  See the  discussion  under  "Death
Benefit," page 18.

EXTRA  CREDIT -- This Rider makes  available a Credit  Enhancement,  which is an amount added to your Contract Value by Security  Benefit.  You may purchase this
Rider at issue or after the Contract  Date.  If you purchase at issue,  a Credit
Enhancement of 3%, 4% or 5% of purchase payments, as elected in the application, will be added to  Contract  Value for each  purchase  payment  made in the first
Contract  Year.  If you  purchase the Rider after the  Contract  Date,  Security
Benefit will add a ONE-TIME  Credit  Enhancement  to your  Contract  Value in an amount of 3%, 4% or 5% of Contract  Value,  as elected in the  application.  Any
Credit  Enhancement  will  be  allocated  among  the  Subaccounts  in  the  same proportion as your purchase payment or Contract Value, as applicable.

     In the  event  of a full  or  partial  withdrawal,  Security  Benefit  will recapture  all or part of any Credit  Enhancement  that has not yet  vested.  An amount equal to 1/7 of the Credit  Enhancement  will vest as of each anniversary of the Rider's date of issue and the Credit  Enhancement will be fully vested at the end of seven years from that date.  The amount to be  forfeited in the event of a withdrawal is equal to a percentage of the Credit  Enhancement that has not yet vested.  The percentage is determined for each  withdrawal as of the date of the withdrawal by dividing:

1.   The amount of the withdrawal, including any withdrawal charges, by

2.   Contract Value immediately prior to the withdrawal.

     The charge for this Rider will be deducted for a period of seven years from its date of issue.  The charge  varies  based upon the Credit  Enhancement  rate selected as set forth below:

------------------------------------- ----------------
      CREDIT ENHANCEMENT RATE          RIDER CHARGE
------------------------------------- ----------------
                 3%                        0.45%
                 4%                        0.60%
                 5%                        0.75%
------------------------------------- ----------------

You may not at any time have more than one Extra  Credit Rider in effect on your
Contract.

     Security Benefit may recapture  Credit  Enhancements in the event of a full or partial  withdrawal as discussed  above. If you exercise your right to return the Contract during the Free-Look period, your Contract Value will be reduced by the value of any Credit Enhancements applied. See "Free-Look Right," page 18. In the event of a  withdrawal  under the terms of the Waiver of  Withdrawal  Charge
Rider,  you will forfeit all or part of any Credit  Enhancements  applied during the 12 months  preceding such a withdrawal.  See "Waiver of Withdrawal  Charge,"
below.   Death  benefit   proceeds  may  exclude  all  or  part  of  any  Credit
Enhancements.  See "Death  Benefit,"  page 18 and the  discussions of the Annual
Stepped Up,  Guaranteed  Growth and Combined  Annual  Stepped Up and  Guaranteed
Growth Death Benefits, above.

     Security  Benefit  expects to make a profit  from the charge for this Rider and funds  payment of the Credit  Enhancements  through the Rider charge and the vesting  schedule.  The Extra  Credit Rider would make sense for you only if you expect your  average  annual  return (net of  expenses of the  Contract  and the
Underlying  Funds) to exceed the applicable amount set forth in the table below.
The returns below  represent the amount that must be earned EACH year during the seven-year  period  beginning  on the Rider's date of issue to break even on the
Rider. If your actual returns are greater than this amount, you will profit from the purchase of the Rider.  If your actual returns are less,  for example,  in a down  market,  you will be worse off than if you had not  purchased  the  Rider.
Please  note that the  returns  below are net of Contract  and  Underlying  Fund expenses  so that you would need to earn the amount in the table plus the amount of applicable expenses to break even on the Rider.

------------------ ----------------------
                     RATE OF RETURN (NET
  INTEREST RATE            OF EXPENSES)
------------------ --------------------
       3%                  6.85%
       4%                  7.45%
       5%                  8.05%
------------------ ----------------------

WAIVER OF WITHDRAWAL CHARGE -- This Rider makes available a waiver of withdrawal charge in the event of your confinement to a nursing home,  terminal illness, or total and permanent disability prior to age 65.

     The Rider  defines  confinement  to a  hospital  or  nursing  facility,  as follows:  (1) you have been  confined  to a  "hospital"  or  "qualified  skilled nursing  facility"  for at least 90  consecutive  days  prior to the date of the withdrawal;  and (2) you are so confined  when  Security  Benefit  receives  the waiver request and became so confined after the Contract Date.

     Security  Benefit defines  terminal  illness as follows:  (1) the Owner has been diagnosed by a licensed physician with a "terminal  illness";  and (2) such illness was first diagnosed after the Contract was issued.

     Security  Benefit defines  disability as follows:  (1) the Owner is unable,
because  of  physical  or  mental  impairment,   to  perform  the  material  and
substantial  duties of any  occupation for which the Owner is suited by means of education,  training or experience; (2) the impairment has been in existence for more than 180 days and began  before  the  Owner  attained  age 65 and after the
Contract  Date;  and (3) the  impairment  is  expected  to result in death or be long-standing and indefinite.

     Prior to making a  withdrawal  pursuant to this  Rider,  you must submit to
Security  Benefit a  properly  completed  claim  form and a written  physician's statement  acceptable to Security Benefit.  Security Benefit will also accept as proof of disability a certified Social Security finding of disability.

     Security  Benefit  reserves  the right to have a  physician  of its  choice examine the Owner to determine if the Owner is eligible for a waiver. The charge for this Rider is 0.05%.

     If you have also  purchased an Extra Credit Rider,  you will forfeit all or part of any  Credit  Enhancements  applied  during the 12 months  preceding  any withdrawal  pursuant  to this  Rider.  The amount of Credit  Enhancements  to be forfeited is a percentage determined by dividing the amount of the withdrawal by the total  purchase  payments made in the 12 months  preceding the withdrawal if the Extra Credit Rider was purchased at issue.  The  percentage is determined by dividing  the  amount of the  withdrawal  by  Contract  Value on the date of the
Rider's issue if the Extra Credit Rider was purchased  after the Contract  Date.
The maximum  percentage  that may be  forfeited  is 100% of Credit  Enhancements earned during the 12 months preceding the withdrawal.

ALTERNATIVE  WITHDRAWAL  CHARGE -- This Rider  makes  available  an  alternative withdrawal charge schedule as set forth below.

---------------------------------------------
   PURCHASE PAYMENT AGE        WITHDRAWAL
        (IN YEARS)               CHARGE
---------------------------------------------
        1 and over                 0%
---------------------------------------------

The charge for this Rider is 0.35%.  If you purchase this Rider,  the withdrawal charge  above  will  apply  in lieu of the  7-year  withdrawal  charge  schedule described  under  "Contingent  Deferred Sales Charge," page 19. If you have also purchased  an Extra  Credit  Rider,  you may  forfeit  all or part of any Credit
Enhancement in the event of a full or partial  withdrawal.  See "Extra  Credit,"
page 23.

ANNUITY PERIOD

GENERAL -- You select the  Annuity  Start Date at the time of  application.  The
Annuity Start Date may not be prior to the third annual Contract anniversary and may not be deferred beyond the Annuitant's 95th birthday,  although the terms of a  Qualified  Plan and the laws of  certain  states may  require  that you start annuity  payments at an earlier age. If you do not select an Annuity Start Date, the Annuity Start Date will be the later of the Annuitant's 70th birthday or the tenth  annual  Contract  Anniversary.  If you do not select an  Annuity  Option, annuity  payments will not begin until you make a selection,  which may be after the Annuity  Start Date.  See  "Selection  of an Option,"  page 26. If there are
Joint Annuitants, the birthdate of the older Annuitant will be used to determine the latest Annuity Start Date.

     On the Annuity Start Date,  the proceeds under the Contract will be applied to provide an Annuity under one of the options  described below.  Each option is available  in  two  forms--either  as  a  variable  Annuity  for  use  with  the
Subaccounts or as a fixed Annuity.  A combination  variable and fixed Annuity is also  available.  Variable  annuity  payments will fluctuate with the investment performance of the applicable Subaccounts while fixed annuity payments will not.
The proceeds  under the Contract will be equal to your Contract  Value as of the
Annuity Start Date,  reduced by any applicable  premium taxes and, for Options 1 through 4, 7 and 8, a pro rata account administration charge, if applicable.

     The Contract provides for eight Annuity Options.  Security Benefit may make other Annuity  Options  available upon request.  Annuity  payments under Annuity
Options 1 through  4, 7 and 8 are based  upon  annuity  rates that vary with the
Annuity Option  selected.  In the case of Options 1 through 4 and 8, the annuity rates will vary based on the age and sex of the  Annuitant,  except  that unisex rates are available  where  required by law. The annuity rates reflect your life expectancy  based upon your age as of the  Annuity  Start Date and your  gender, unless  unisex  rates  apply.  The  annuity  rates  are based  upon the  1983(a)
mortality  table with mortality  improvement  under  projection  scale G and are adjusted to reflect an assumed interest rate of 3.5%,  compounded  annually.  In the case of Options 5 and 6 as described below,  annuity payments are based upon
Contract Value without regard to annuity rates.

     Annuity  Options 1 through 4 and 8 provide  for  payments to be made during the lifetime of the Annuitant.  Annuity payments under such options cease in the event of the  Annuitant's  death,  unless the option  provides  for a guaranteed minimum number of payments,  for example a life income with guaranteed  payments of 5, 10, 15 or 20 years.  The level of annuity  payments  will be  greater  for shorter  guaranteed periods and less for longer guaranteed  periods.  Similarly, payments  will be  greater  for life  annuities  than  for  joint  and  survivor annuities,  because  payments for life  annuities  are expected to be made for a shorter period.

     You  may  elect  to  receive  annuity  payments  on a  monthly,  quarterly, semiannual,  or annual  basis,  although no payments  will be made for less than
$100.  If the  frequency of payments  selected  would result in payments of less than $100, Security Benefit reserves the right to change the frequency.

     You may  designate  or change an Annuity  Start Date,  Annuity  Option,  or
Annuitant, provided proper written notice is received by Security Benefit at its
Home  Office at least 30 days prior to the  Annuity  Start Date set forth in the
Contract.  The date  selected as the new Annuity  Start Date must be at least 30 days after the date written notice  requesting a change of Annuity Start Date is received at Security Benefit's Home Office.

     Once annuity  payments have commenced under Annuity Options 1 through 4 and
8, an Annuitant or Owner cannot change the Annuity  Option and cannot  surrender his or her annuity  and receive a lump-sum  settlement  in lieu  thereof.  Under
Annuity  Options 5 through 7, full or partial  withdrawals may be made after the
Annuity Start Date,  subject to any applicable  withdrawal  charge. The Contract specifies  annuity  tables for Annuity  Options 1 through 4, 7 and 8,  described below.  The tables  contain the  guaranteed  minimum  dollar  amount (per $1,000 applied) of the FIRST  annuity  payment for a variable  Annuity and each annuity payment for a fixed Annuity.

ANNUITY OPTIONS--

     OPTION 1 -- LIFE INCOME.  Periodic annuity payments will be made during the lifetime of the Annuitant. It is possible under this Option for any Annuitant to receive only one annuity payment if the Annuitant's  death occurred prior to the due date of the second annuity  payment,  two if death occurred prior to the due date of the third annuity  payment,  etc. THERE IS NO MINIMUM NUMBER OF PAYMENTS
GUARANTEED  UNDER  THIS  OPTION.  PAYMENTS  WILL  CEASE  UPON  THE  DEATH OF THE
ANNUITANT REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.

     OPTION 2 -- LIFE INCOME WITH GUARANTEED  PAYMENTS OF 5, 10, 15 OR 20 YEARS.
Periodic annuity payments will be made during the lifetime of the Annuitant with the promise that if, at the death of the Annuitant,  payments have been made for less than a stated period,  which may be five, ten,  fifteen or twenty years, as elected by the Owner, annuity payments will be continued during the remainder of such period to the Designated Beneficiary.  Upon the Annuitant's death after the period certain, no further annuity payments will be made.

     OPTION 3 -- LIFE WITH  INSTALLMENT OR UNIT REFUND OPTION.  Periodic annuity payments  will be made  during the  lifetime of the  Annuitant  with the promise that,  if at the death of the  Annuitant,  the number of payments  that has been made is less than the number  determined  by dividing the amount  applied  under this  Option by the  amount  of the  first  payment,  annuity  payments  will be continued to the Designated  Beneficiary  until that number of payments has been made.

     OPTION 4 -- JOINT AND LAST SURVIVOR.  Annuity payments will be made as long as either Annuitant is living. Upon the death of one Annuitant, annuity payments continue to the  surviving  Annuitant at the same or a reduced  level of 75%, 66
2/3% or 50% of annuity  payments as elected by the Owner at the time the Annuity
Option is selected.  With respect to fixed annuity  payments,  the amount of the annuity payment,  and with respect to variable annuity  payments,  the number of
Annuity Units used to determine the annuity payment,  is reduced as of the first annuity  payment  following the  Annuitant's  death.  It is possible  under this
Option for only one annuity  payment to be made if both Annuitants died prior to the second annuity payment due date, two if both died prior to the third annuity payment due date, etc. AS IN THE CASE OF OPTION 1, THERE IS NO MINIMUM NUMBER OF
PAYMENTS GUARANTEED UNDER THIS OPTION. PAYMENTS CEASE UPON THE DEATH OF THE LAST
SURVIVING ANNUITANT, REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.

     OPTION 5 -- PAYMENTS FOR SPECIFIED  PERIOD.  Periodic annuity payments will be made for a fixed period,  which may be from 5 to 20 years,  as elected by the
Owner.  The amount of each Annuity  Payment is determined  by dividing  Contract
Value by the number of Annuity  Payments  remaining  in the  period.  If, at the death of all  Annuitants,  payments  have been  made for less than the  selected fixed period,  the  remaining  unpaid  payments  will be paid to the  Designated
Beneficiary.

     OPTION 6 -- PAYMENTS OF A SPECIFIED  AMOUNT.  Periodic  annuity payments of the amount  elected by the Owner will be made until Contract Value is exhausted, with the guarantee  that,  if, at the death of all  Annuitants,  all  guaranteed payments have not yet been made, the remaining  unpaid  payments will be paid to the Designated Beneficiary.

     OPTION 7 -- PERIOD CERTAIN.  Periodic  annuity  payments will be made for a stated period, which may be 5, 10, 15 or 20 years, as elected by the Owner. This option  differs from Option 5 in that Annuity  Payments  are  calculated  on the basis of Annuity  Units.  If the Annuitant  dies prior to the end of the period, the remaining payments will be made to the Designated Beneficiary.

     OPTION 8 -- JOINT AND CONTINGENT SURVIVOR OPTION. Periodic annuity payments will be made  during the life of the  primary  Annuitant.  Upon the death of the primary Annuitant,  payments will be made to the contingent Annuitant during his or her life.  If the  contingent  Annuitant  is not living upon the death of the primary Annuitant,  no payments will be made to the contingent Annuitant.  It is possible  under  this  Option  for only one  annuity  payment to be made if both
Annuitants  died prior to the second annuity  payment due date, two if both died prior to the third  annuity  payment due date,  etc. AS IN THE CASE OF OPTIONS 1
AND 4, THERE IS NO MINIMUM  NUMBER OF  PAYMENTS  GUARANTEED  UNDER THIS  OPTION.
PAYMENTS CEASE UPON THE DEATH OF THE LAST SURVIVING ANNUITANT, REGARDLESS OF THE
NUMBER OF PAYMENTS RECEIVED.

     VALUE OF VARIABLE  ANNUITY  PAYMENTS:  ASSUMED  INTEREST  RATE. The annuity tables in the Contract which are used to calculate variable annuity payments for
Annuity Options 1 through 4, 7 and 8 are based on an "assumed  interest rate" of
3 1/2%,  compounded  annually.  Variable annuity payments  generally increase or decrease from one annuity payment date to the next based upon the performance of the applicable  Subaccounts  during the interim period  adjusted for the assumed interest rate. If the  performance  of the  Subaccount  selected is equal to the assumed  interest  rate,  the  annuity  payments  will remain  constant.  If the performance of the  Subaccounts  is greater than the assumed  interest rate, the annuity payments will increase and if it is less than the assumed interest rate, the annuity  payments will decline.  A higher assumed interest rate would mean a higher  initial  annuity  payment  but the amount of the annuity  payment  would increase  more slowly in a rising  market (or the amount of the annuity  payment would decline more rapidly in a declining market). A lower assumption would have the opposite effect. Security Benefit calculates variable annuity payments under
Options 1 through 4, 7 and 8 using Annuity  Units.  The value of an Annuity Unit for each  Subaccount is determined as of each  Valuation  Date and was initially
$1.00.  The Annuity Unit value of a Subaccount  as of any  subsequent  Valuation
Date is determined by adjusting the Annuity Unit value on the previous Valuation
Date for (1) the interim  performance of the corresponding  Underlying Fund; (2)
any dividends or distributions  paid by the  corresponding  Underlying Fund; (3)
the mortality and expense risk and administration  charges;  (4) the charges, if any, that may be assessed by the Company for taxes attributable to the operation of the Subaccount; and (5) the assumed interest rate.

     Security  Benefit  determines the number of Annuity Units used to calculate each variable  annuity payment as of the Annuity Start Date. As discussed above, the Contract  specifies  annuity rates for Options 1 through 4, 7 and 8 for each
$1,000 applied to an Annuity  Option.  The proceeds under the Contract as of the
Annuity  Start Date,  are divided by $1,000 and the result is  multiplied by the rate per $1,000 specified in the annuity tables to determine the initial annuity payment for a variable annuity and the guaranteed  monthly annuity payment for a fixed annuity.

     On the Annuity Start Date,  Security  Benefit divides the initial  variable annuity  payment  by the  value  as of that  date of the  Annuity  Unit  for the applicable  Subaccount  to determine  the number of Annuity  Units to be used in calculating  subsequent  annuity  payments.  If variable  annuity  payments  are allocated  to more than one  Subaccount,  the  number of  Annuity  Units will be determined  by  dividing  the portion of the initial  variable  annuity  payment allocated to a Subaccount by the value of that  Subaccount's  Annuity Unit as of the Annuity Start Date. The initial variable annuity payment is allocated to the
Subaccounts in the same  proportion as the Contract Value is allocated as of the
Annuity  Start  Date.  The number of  Annuity  Units will  remain  constant  for subsequent  annuity  payments,  unless the Owner  exchanges  Annuity Units among
Subaccounts or makes a withdrawal under Option 7.

     Subsequent  variable  annuity  payments are calculated by  multiplying  the number of Annuity  Units  allocated to a Subaccount  by the value of the Annuity
Unit as of the date of the annuity payment.  If the annuity payment is allocated to more than one  Subaccount,  the  annuity  payment  is equal to the sum of the payment amount determined for each Subaccount.

SELECTION OF AN OPTION -- You should  carefully  review the Annuity Options with your  financial  or tax  advisers.  For  Contracts  used  in  connection  with a
Qualified Plan, reference should be made to the terms of the particular plan and the  requirements  of  the  Internal  Revenue  Code  for  pertinent  limitations respecting  annuity  payments and other matters.  For instance,  Qualified Plans generally  require  that  annuity  payments  begin no later  than April 1 of the calendar year  following the year in which the Annuitant  reaches age 70 1/2. In addition,  under a  Qualified  Plan,  the period  elected for receipt of annuity payments  under  Annuity  Options  (other than Life Income)  generally may be no longer than the joint life  expectancy of the Annuitant and  beneficiary  in the year that the Annuitant  reaches age 70 1/2, and must be shorter than such joint life  expectancy if the  beneficiary is not the  Annuitant's  spouse and is more than ten years younger than the Annuitant. New regulations imposed by the IRS in
January 2001 may  significantly  change  these rules,  generally by reducing the amount of the distribution required, beginning in 2002. These proposed rules may be used under some  circumstances  for  distributions  attributable  to the year
2001.

      For a Non-Qualified Plan, Security Benefit does not allow annuity payments to be deferred beyond the Annuitant's 95th birthday.

MORE ABOUT THE CONTRACT

OWNERSHIP -- The Owner is the person named as such in the  application or in any later change shown in Security Benefit's records.  While living, the Owner alone has the right to receive all  benefits and exercise all rights that the Contract grants or  Security  Benefit  allows.  The Owner may be an entity  that is not a living person such as a trust or corporation  referred to herein as "Non-natural
Persons." See "Federal Tax Matters," page 28.

     JOINT  OWNERS.  The  Joint  Owners  will be joint  tenants  with  rights of survivorship  and upon the death of an Owner,  the surviving  Owner shall be the sole Owner. Any Contract transaction requires the signature of all persons named jointly.

DESIGNATION  AND CHANGE OF  BENEFICIARY  -- The  Designated  Beneficiary  is the
person having the right to the death benefit,  if any, payable upon the death of the  Owner or Joint  Owner  prior to the  Annuity  Start  Date.  The  Designated
Beneficiary  is the first person on the following  list who is alive on the date of death of the Owner or the Joint  Owner:  the  Owner;  the  Joint  Owner;  the
Primary Beneficiary; the Secondary Beneficiary; the Annuitant; or if none of the above are alive, the Owner's estate.  The Primary  Beneficiary is the individual named as such in the application or any later change shown in Security Benefit's records.  The Primary Beneficiary will receive the death benefit of the Contract only if he or she is alive on the date of death of both the  Owner and any Joint
Owner prior to the Annuity Start Date. Because the death benefit of the Contract goes to the first  person on the above list who is alive on the date of death of any  Owner,  careful  consideration  should be given to the  manner in which the
Contract is registered,  as well as the designation of the Primary  Beneficiary.
The Owner may change the Primary  Beneficiary  at any time while the Contract is in force by written  request on forms provided by Security  Benefit and received by  Security  Benefit  at its Home  Office.  The  change  will not be binding on
Security  Benefit  until it is received  and  recorded at its Home  Office.  The change  will be  effective  as of the date this form is  signed  subject  to any payments made or other actions  taken by Security  Benefit  before the change is received and recorded. A Secondary Beneficiary may be designated.  The Owner may designate a permanent  Beneficiary  whose rights  under the  Contract  cannot be changed without his or her consent.

     Reference  should be made to the terms of a particular  Qualified  Plan and any applicable law for any  restrictions  or limitations on the designation of a
Beneficiary.  Many qualified  plans do not allow the  designation of any primary beneficiary  except a spouse  unless  the  spouse  consents  and the  consent is witnessed by a plan representative or a Notary Public.

DIVIDENDS  -- The  Contract  does not share in the surplus  earnings of Security
Benefit, and no dividends will be paid.

PAYMENTS  FROM THE  SEPARATE  ACCOUNT -- Security  Benefit  will pay any full or partial  withdrawal  benefit  or death  benefit  proceeds  from  Contract  Value allocated to the Subaccounts,  and will effect a transfer between Subaccounts on the  Valuation  Date a proper  request is received at  Security  Benefit's  Home
Office.  However,  Security  Benefit can postpone the  calculation or payment of such a payment  or  transfer  of  amounts  from the  Subaccounts  to the  extent permitted  under  applicable  law, which is currently  permissible  only for any period:

o    During  which the New York Stock  Exchange is closed  other than  customary weekend and holiday closings,

o    During  which  trading  on the New York Stock  Exchange  is  restricted  as determined by the SEC,

o    During which an emergency,  as determined by the SEC, exists as a result of which (i)  disposal  of  securities  held by the  Separate  Account  is not reasonably  practicable,  or  (ii)  it is  not  reasonably  practicable  to determine the value of the assets of the Separate Account, or

o    For such other periods as the SEC may by order permit for the protection of investors.

PROOF OF AGE AND  SURVIVAL  --  Security  Benefit  may  require  proof of age or survival of any person on whose life annuity payments depend.

MISSTATEMENTS  -- If you  misstate  the age or sex of an  Annuitant or age of an
Owner, the correct amount paid or payable by Security Benefit under the Contract shall be such as the Contract  Value would have  provided for the correct age or sex (unless unisex rates apply).

RESTRICTIONS ON WITHDRAWALS FROM QUALIFIED PLANS -- Generally,  a Qualified Plan
may not provide for the distribution or withdrawal of amounts  accumulated under the Plan until after a fixed number of years,  the attainment of a stated age or
upon  the  occurrence  of  a  specific  event  such  as  hardship,   disability,
retirement, death or termination of employment. Therefore, if you own a Contract purchased in connection with a Qualified Plan, you may not be entitled to make a full or partial withdrawal,  as described in this Prospectus,  unless one of the above-described conditions has been satisfied. For this reason, you should refer to the terms of your particular  Qualified  Plan, the Internal  Revenue Code and other  applicable law for any limitation or  restriction  on  distributions  and withdrawals, including the 10% penalty tax that may be imposed in the event of a distribution  from a Qualified Plan before the  participant  reaches age 59 1/2.
See the discussion under "Tax Penalties," page 33.

     Section  403(b)  imposes   restrictions  on  certain   distributions   from
tax-sheltered  annuity contracts meeting the requirements of Section 403(b). The restrictions  apply to tax years beginning on or after January 1, 1989.  Section
403(b) requires that distributions from Section 403(b)  tax-sheltered  annuities that are  attributable  to employee  contributions  made after December 31, 1988 under a salary reduction agreement begin only after the employee (i) reaches age
59 1/2, (ii) separates from service,  (iii) dies, (iv) becomes disabled,  or (v)
incurs a hardship.  Furthermore,  distributions  of gains  attributable  to such contributions  accrued  after  December  31,  1988 may not be made on account of hardship.  Hardship,  for this purpose, is generally defined as an immediate and heavy  financial need,  such as paying for medical  expenses,  the purchase of a residence,  or  paying  certain  tuition  expenses,  that may ONLY be met by the distribution.

     If you own a Contract  purchased as a tax-sheltered  Section 403(b) annuity contract,  you  will  not,  therefore,  be  entitled  to make a full or  partial withdrawal,  as described in this Prospectus,  in order to receive proceeds from the Contract attributable to contributions under a salary reduction agreement or any gains  credited to such Contract  after  December 31, 1988 unless one of the above-described  conditions  has been  satisfied.  In the case of  transfers  of amounts  accumulated  in a different  Section  403(b)  contract to this Contract under a Section 403(b) program, the withdrawal constraints described above would not apply to the amount  transferred to the Contract  designated as attributable to the  Owner's  December  31,  1988  account  balance  under the old  contract, provided  the amounts  transferred  between  contracts  qualified  as a tax-free exchange under the Internal  Revenue Code. An Owner of a Contract may be able to
transfer  the   Contract's   Withdrawal   Value  to  certain  other   investment
alternatives meeting the requirements of Section 403(b) that are available under an employer's Section 403(b) arrangement.

     The  distribution  or withdrawal  of amounts under a Contract  purchased in connection  with a Qualified Plan may result in the receipt of taxable income to the Owner or Annuitant  and in some  instances may also result in a penalty tax.
Therefore,  you should carefully consider the tax consequences of a distribution or withdrawal  under a Contract and you should  consult a competent tax adviser.
See "Federal Tax Matters," below.

FEDERAL TAX MATTERS

INTRODUCTION -- The Contract described in this Prospectus is designed for use by individuals  in retirement  plans which may or may not be Qualified  Plans under the  provisions of the Internal  Revenue Code ("Code").  The ultimate  effect of federal income taxes on the amounts held under a Contract,  on annuity payments, and on the economic benefits to the Owner, the Annuitant, and the Beneficiary or other payee will depend upon the type of retirement  plan, if any, for which the
Contract is purchased, the tax and employment status of the individuals involved and a number  of other  factors.  The  discussion  contained  herein  and in the
Statement of Additional  Information is general in nature and is not intended to be an exhaustive discussion of all questions that might arise in connection with a Contract.  It is based upon Security  Benefit's  understanding  of the present federal income tax laws as currently interpreted by the Internal Revenue Service
("IRS"),  and is not intended as tax advice. No representation is made regarding the likelihood of  continuation of the present federal income tax laws or of the current  interpretations by the IRS or the courts. Future legislation may affect annuity contracts adversely.  Moreover, no attempt has been made to consider any applicable  state or other laws.  Because of the inherent  complexity of the tax laws and the  fact  that tax  results  will  vary  according  to the  particular circumstances of the individual involved and, if applicable, the Qualified Plan, a person should consult with a qualified tax adviser regarding the purchase of a
Contract,  the selection of an Annuity  Option under a Contract,  the receipt of annuity payments under a Contract or any other transaction involving a Contract.
SECURITY BENEFIT DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF, OR TAX
CONSEQUENCES  ARISING  FROM,  ANY  CONTRACT  OR ANY  TRANSACTION  INVOLVING  THE
CONTRACT.

TAX STATUS OF SECURITY BENEFIT AND THE SEPARATE ACCOUNT--

     GENERAL.  Security Benefit intends to be taxed as a life insurance  company under Part I,  Subchapter L of the Code.  Because the operations of the Separate
Account form a part of Security  Benefit,  Security  Benefit will be responsible for any federal  income taxes that become  payable with respect to the income of the Separate Account and its Subaccounts.

     CHARGE FOR  SECURITY  BENEFIT  TAXES.  A charge may be made for any federal taxes  incurred  by  Security  Benefit  that are  attributable  to the  Separate
Account,  the Subaccounts or to the operations of Security  Benefit with respect to the Contracts or attributable  to payments,  premiums,  or acquisition  costs under the  Contracts.  Security  Benefit will review the question of a charge to the Separate  Account,  the Subaccounts or the Contracts for Security  Benefit's
federal  taxes  periodically.  Charges  may become  necessary  if,  among  other reasons,  the tax treatment of Security  Benefit or of income and expenses under the  Contracts is ultimately  determined to be other than what Security  Benefit currently believes it to be, if there are changes made in the federal income tax treatment of variable annuities at the insurance company level, or if there is a change in Security Benefit's tax status.

     Under  current laws,  Security  Benefit may incur state and local taxes (in addition to premium taxes) in several  states.  At present,  these taxes are not significant.  If there is a  material  change in  applicable  state or local tax laws,  Security Benefit reserves the right to charge the Separate Account or the
Subaccounts  for such taxes,  if any,  attributable  to the Separate  Account or
Subaccounts.

     DIVERSIFICATION  STANDARDS. Each Underlying Fund will be required to adhere to regulations  adopted by the Treasury Department pursuant to Section 817(h) of the Code prescribing asset diversification requirements for investment companies whose shares are sold to insurance  company  separate  accounts funding variable contracts.  Pursuant  to these  regulations,  on the  last day of each  calendar quarter (or on any day within 30 days thereafter), no more than 55% of the total assets of an Underlying Fund may be represented by any one  investment,  no more than 70% may be  represented  by any two  investments,  no more  than 80% may be represented by any three investments, and no more than 90% may be represented by any four  investments.  For purposes of Section  817(h),  securities of a single issuer  generally  are treated as one  investment  but  obligations  of the U.S.
Treasury and each U.S.  Governmental  agency or  instrumentality  generally  are treated as securities of separate  issuers.  The Separate  Account,  through the
Underlying  Funds,  intends to comply with the  diversification  requirements of
Section 817(h).

     In certain  circumstances,  owners of  variable  annuity  contracts  may be considered  the owners,  for federal  income tax purposes,  of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate  account  assets would be includable in the variable contractowner's  gross  income.  The IRS has stated in published  rulings that a variable  contractowner  will be considered the owner of separate account assets if the contractowner  possesses  incidents of ownership in those assets, such as the  ability to  exercise  investment  control  over the  assets.  The  Treasury
Department  also  announced,  in  connection  with the  issuance of  regulations concerning  diversification,  that those  regulations  "do not provide  guidance concerning the  circumstances  in which investor control of the investments of a segregated  asset  account may cause the investor  (i.e.,  the contract  owner), rather than the insurance  company,  to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments  to  particular  subaccounts  without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

     The  ownership  rights under the Contract are similar to, but  different in certain  respects  from,  those  described by the IRS in rulings in which it was determined that  policyowners  were not owners of separate  account assets.  For example,  the Owner has additional  flexibility in allocating  purchase payments and Contract Values. These differences could result in an Owner being treated as the owner of a pro rata  portion  of the  assets  of the  Separate  Account.  In addition,  Security  Benefit does not know what standards will be set forth,  if any, in the  regulations or rulings which the Treasury  Department has stated it expects to issue.  Security Benefit  therefore  reserves the right to modify the
Contract,  as it deems  appropriate,  to  attempt to prevent an Owner from being considered the owner of a pro rata share of the assets of the Separate  Account.
Moreover, in the event that regulations or rulings are adopted,  there can be no assurance  that  the  Underlying  Funds  will be able to  operate  as  currently described  in the  Prospectus,  or that the  Underlying  Funds  will not have to change their investment objective or investment policies.

INCOME  TAXATION OF ANNUITIES IN  GENERAL--NON-QUALIFIED  PLANS -- Section 72 of
the Code governs the taxation of annuities.  In general, a contract owner is not taxed on  increases  in value  under an  annuity  contract  until  some  form of distribution is made under the contract.  However,  the increase in value may be subject to tax currently under certain  circumstances.  See "Contracts  Owned by
Non-Natural  Persons"  on  page  30  and   "Diversification   Standards"  above.
Withholding of federal income taxes on all  distributions may be required unless a recipient who is eligible elects not to have any amounts withheld and properly notifies Security Benefit of that election.

     SURRENDERS OR WITHDRAWALS  PRIOR TO THE ANNUITY START DATE. Code Section 72
provides  that amounts  received upon a total or partial  withdrawal  (including systematic  withdrawals)  from a  Contract  prior  to  the  Annuity  Start  Date generally  will be treated as gross  income to the extent that the cash value of the Contract immediately before the withdrawal (determined without regard to any surrender charge in the case of a partial withdrawal) exceeds the "investment in the  contract."  The  "investment  in the contract" is that portion,  if any, of purchase  payments  paid  under  a  Contract  less  any  distributions  received previously  under the Contract  that are  excluded  from the  recipient's  gross income.  The taxable portion is taxed at ordinary income tax rates. For purposes of this  rule,  a pledge or  assignment  of a  contract  is treated as a payment received on account of a partial withdrawal of a Contract.

     SURRENDERS  OR  WITHDRAWALS  ON OR AFTER THE  ANNUITY  START  DATE.  Upon a
complete surrender,  the receipt is taxable to the extent that the cash value of the Contract exceeds the investment in the Contract. The taxable portion of such payments will be taxed at ordinary income tax rates.

     For fixed annuity  payments,  the taxable portion of each payment generally is  determined  by  using  a  formula  known  as the  "exclusion  ratio,"  which establishes  the ratio that the  investment  in the Contract  bears to the total expected amount of annuity payments for the term of the Contract.  That ratio is then  applied  to each  payment  to  determine  the  non-taxable  portion of the payment.  The  remaining  portion of each  payment is taxed at  ordinary  income rates.  For variable  annuity  payments,  the taxable portion of each payment is
determined  by  using  a  formula  known  as  the  "excludable   amount,"  which
establishes the non-taxable portion of each payment.  The non-taxable portion is a fixed dollar amount for each payment, determined by dividing the investment in the  Contract  by the  number of  payments  to be made.  The  remainder  of each variable  annuity  payment is taxable.  Once the  excludable  portion of annuity payments  to date  equals the  investment  in the  Contract,  the balance of the annuity payments will be fully taxable.

     PENALTY TAX ON CERTAIN SURRENDERS AND WITHDRAWALS.  With respect to amounts withdrawn or distributed  before the taxpayer  reaches age 59 1/2, a penalty tax is imposed  equal to 10% of the portion of such amount  which is  includable  in gross income.  However,  the penalty tax is not applicable to  withdrawals:  (i)
made  on or  after  the  death  of the  owner  (or  where  the  owner  is not an individual,  the  death  of  the  "primary  annuitant,"  who is  defined  as the individual  the events in whose life are of primary  importance in affecting the timing and amount of the payout under the Contract);  (ii)  attributable  to the taxpayer's  becoming  totally  disabled  within  the  meaning  of  Code  Section
72(m)(7);  (iii)  which are part of a series  of  substantially  equal  periodic payments  (not  less  frequently  than  annually)  made  for the  life  (or life expectancy) of the taxpayer,  or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary;  (iv) from certain qualified plans; (v)
under a so-called  qualified  funding asset (as defined in Code Section 130(d));
(vi) under an immediate  annuity  contract;  or (vii) which are  purchased by an employer on termination  of certain types of qualified  plans and which are held by the employer until the employee separates from service.

     If the penalty tax does not apply to a surrender or  withdrawal as a result of the  application  of  item  (iii)  above,  and the  series  of  payments  are subsequently modified (other than by reason of death or disability), the tax for the first year in which the  modification  occurs will be increased by an amount
(determined  by the  regulations)  equal to the tax that would have been imposed but for  item  (iii)  above,  plus  interest  for the  deferral  period,  if the modification  takes place (a) before the close of the period which is five years from the date of the first payment and after the taxpayer attains age 59 1/2, or
(b) before the taxpayer reaches age 59 1/2.

ADDITIONAL CONSIDERATIONS--

     DISTRIBUTION-AT-DEATH RULES. In order to be treated as an annuity contract, a contract must provide the following two  distribution  rules: (a) if any owner dies on or after the Annuity Start Date,  and before the entire  interest in the
Contract has been  distributed,  the  remainder of the owner's  interest will be distributed  at least as quickly as the method in effect on the  owner's  death;
and (b) if any owner dies before the Annuity Start Date, the entire  interest in the Contract must generally be  distributed  within five years after the date of death, or, if payable to a designated  beneficiary,  must be annuitized over the life of that  designated  beneficiary or over a period not extending  beyond the life expectancy of that  beneficiary,  commencing within one year after the date of death of the owner. If the sole  designated  beneficiary is the spouse of the deceased owner,  the Contract  (together with the deferral of tax on the accrued and future  income  thereunder)  may be  continued  in the name of the spouse as owner.

     Generally,  for purposes of determining when distributions must begin under the foregoing rules, where an owner is not an individual,  the primary annuitant is considered the owner. In that case, a change in the primary annuitant will be treated as the death of the owner.  Finally,  in the case of joint  owners,  the distribution-at-death  rules will be applied by treating  the death of the first owner  as the  one to be  taken  into  account  in  determining  generally  when distributions  must  commence,  unless the sole  Designated  Beneficiary  is the deceased owner's spouse.

     GIFT OF ANNUITY CONTRACTS.  Generally, gifts of non-tax qualified Contracts prior to the Annuity  Start Date will  trigger tax on the gain on the  Contract, with the donee getting a stepped-up basis for the amount included in the donor's income. The 10% penalty tax and gift tax also may be applicable.  This provision does not apply to transfers between spouses or incident to a divorce.

     CONTRACTS  OWNED  BY  NON-NATURAL  PERSONS.  If the  Contract  is held by a non-natural  person (for  example,  a  corporation)  the income on that Contract
(generally  the increase in net surrender  value less the purchase  payments) is includable  in  taxable  income  each  year.  The rule does not apply  where the
Contract is acquired by the estate of a decedent,  where the Contract is held by certain types of  retirement  plans,  where the Contract is a qualified  funding asset for structured  settlements,  where the Contract is purchased on behalf of an  employee  upon  termination  of a  qualified  plan,  and in the  case  of an immediate annuity.  An annuity contract held by a trust or other entity as agent for a natural person is considered held by a natural person.

     MULTIPLE  CONTRACT  RULE.  For  purposes of  determining  the amount of any distribution  under Code Section 72(e) (amounts not received as annuities)  that is includable in gross income, all Non-Qualified annuity contracts issued by the same  insurer to the same  contract  owner  during any  calendar  year are to be aggregated and treated as one contract. Thus, any amount received under any such contract  prior  to  the  contract's  Annuity  Start  Date,  such  as a  partial surrender,  dividend,  or loan, will be taxable (and possibly subject to the 10%
penalty tax) to the extent of the combined income in all such contracts.

     In addition,  the Treasury  Department  has broad  regulatory  authority in applying this provision to prevent avoidance of the purposes of this rule. It is possible that, under this authority, the Treasury Department may apply this rule to amounts  that are paid as  annuities  (on and after the  Annuity  Start Date)
under annuity  contracts issued by the same company to the same owner during any calendar  year.  In this case,  annuity  payments  could be fully  taxable  (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such  contracts and  regardless of whether any amount would  otherwise  have been excluded from income because of the "exclusion ratio" under the contract.

     POSSIBLE TAX CHANGES.  In recent years,  legislation has been proposed that would have adversely modified the federal taxation of certain  annuities.  There is always the  possibility  that the tax treatment of annuities  could change by legislation  or other  means  (such as IRS  regulations,  revenue  rulings,  and judicial decisions).  Moreover,  although unlikely, it is also possible that any legislative change could be retroactive (that is, effective prior to the date of such change).

     TRANSFERS,  ASSIGNMENTS OR EXCHANGES OF A CONTRACT. A transfer of ownership of a Contract,  the designation of an Annuitant,  Payee or other Beneficiary who is not also the Owner,  the  selection  of certain  Annuity  Start  Dates or the exchange of a Contract may result in certain tax  consequences to the Owner that are not discussed herein. An Owner contemplating any such transfer,  assignment, selection or exchange should contact a competent tax adviser with respect to the potential effects of such a transaction.

QUALIFIED  PLANS -- The Contract may be used with Qualified  Plans that meet the requirements of Section  403(b),  408 or 408A of the Code. If you are purchasing the Contract as an  investment  vehicle for one of these  Qualified  Plans,  you should  consider that the Contract does not provide any additional tax advantage to that already available through the Qualified Plan. However, the Contract does offer  features and benefits in addition to  providing  tax deferral  that other
investments  may  not  offer,   including  death  benefit  protection  for  your
beneficiaries  and annuity options which  guarantee  income for life. You should consult with your financial  professional as to whether the overall benefits and costs of the Contract are appropriate considering your circumstances.

     The tax rules  applicable  to  participants  in such  Qualified  Plans vary according to the type of plan and the terms and  conditions  of the plan itself.
No attempt is made herein to provide more than general information about the use of the Contract with the various types of Qualified Plans. These Qualified Plans may permit the purchase of the Contracts to accumulate  retirement savings under the  plans.  Adverse  tax  or  other  legal  consequences  to the  plan,  to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments,  unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the
Contract. Owners,  Annuitants, and Beneficiaries,  are cautioned that the rights of any person to any benefits under such  Qualified  Plans may be subject to the terms and  conditions  of the plans  themselves  or limited by  applicable  law, regardless  of the terms and  conditions  of the Contract  issued in  connection therewith. For example, Security Benefit may accept beneficiary designations and payment  instructions  under the  terms of the  Contract  without  regard to any spousal consents that may be required under the plan or the Employee  Retirement
Income  Security  Act of 1974  (ERISA).  Consequently,  an  Owner's  Beneficiary
designation or elected payment option may not be enforceable.

     The  amounts  that may be  contributed  to  Qualified  Plans are subject to limitations  that  vary  depending  on the  type of  Plan.  In  addition,  early distributions  from most Qualified Plans may be subject to penalty taxes, or for
certain  plans,   could  cause  the  Plan  to  be   disqualified.   Furthermore,
distributions   from  most  Qualified  Plans  are  subject  to  certain  minimum distribution  rules.  Failure  to  comply  with  these  rules  could  result  in disqualification of the Plan or subject the Owner or Annuitant to penalty taxes.
As a result,  the  minimum  distribution  rules may  limit the  availability  of certain Annuity  Options to certain  Annuitants and their  beneficiaries.  These
requirements  may  not  be  incorporated   into  Security   Benefit's   Contract
administration   procedures.   Owners,   participants  and   beneficiaries   are
responsible  for  determining  that   contributions,   distributions  and  other
transactions with respect to the Contracts comply with applicable law.

     The  following  are brief  descriptions  of the various  types of Qualified
Plans and the use of the Contract therewith:

     SECTION  403(B).  Code Section 403(b)  permits public school  employees and
employees  of  certain  types  of   charitable,   educational   and   scientific
organizations  specified in Section  501(c)(3)  of the Code to purchase  annuity contracts,  and,  subject  to  certain  limitations,  to  exclude  the amount of purchase  payments  from gross  income for tax  purposes.  The  Contract  may be purchased in connection with a Section 403(b) annuity program.

     Section  403(b)  annuities  must  generally be provided  under a plan which
meets   certain   minimum   participation,   coverage,   and   nondiscrimination
requirements. Each employee's interest in a retirement plan qualified under Code
Section 403(b) must  generally be  distributed  or begin to be  distributed  not later than April 1 of the calendar year following the later of the calendar year in which the employee reaches age 70 1/2 or retires ("required beginning date").
Periodic  distributions  must not extend  beyond the life of the employee or the lives of the employee and a designated  beneficiary (or over a period  extending beyond the life  expectancy of the employee or the joint life  expectancy of the employee and a designated beneficiary).

     If an employee dies before reaching his or her required beginning date, the employee's entire interest in the plan must generally be distributed within five years of the  employee's  death.  However,  the  five-year  rule  will be deemed satisfied,  if  distributions  begin  before  the  close  of the  calendar  year following the year of the employee's  death to a designated  beneficiary and are made over the life of the beneficiary (or over a period not extending beyond the life  expectancy  of the  beneficiary).  If the  designated  beneficiary  is the employee's  surviving  spouse,  distributions  may be delayed until the employee would have reached age 70 1/2.

     If an employee dies after reaching his or her required  beginning date, the employee's  interest  in the plan  must  generally  be  distributed  at least as rapidly  as under  the  method  of  distribution  in  effect  at the time of the employee's death.

     A  Section  403(b)   annuity   contract  may  be  purchased  with  employer
contributions,  employee  contributions  or a combination of both. An employee's rights  under  a  Section  403(b)  contract  must  be  nonforfeitable.  Numerous limitations  apply to the amount of contributions  that may be made to a Section
403(b)  annuity  contract.  The applicable  limit will depend upon,  among other things,  whether the annuity  contract is  purchased  with  employer or employee contributions.

     Amounts used to purchase Section 403(b) annuities  generally are excludable from the taxable income of the employee.  As a result,  all  distributions  from such annuities are normally taxable in full as ordinary income to the employee.

     A Section  403(b)  annuity  contract  must  prohibit  the  distribution  of employee  contributions  (including  earnings  thereon) until the employee:  (i)
attains  age 59 1/2,  (ii)  terminates  employment;  (iii)  dies;  (iv)  becomes disabled; or (v) incurs a financial hardship (earnings may not be distributed in the event of hardship).

     Distributions  from a Section 403(b) annuity contract may be eligible for a tax-free  rollover to either another  Section  403(b) annuity  contract or to an individual retirement account or annuity (IRA). See "Rollovers" page 33.

     SECTIONS 408 AND 408A. INDIVIDUAL RETIREMENT ANNUITIES.  Section 408 of the
Code permits eligible  individuals to establish  individual  retirement programs through the purchase of Individual  Retirement Annuities  ("traditional  IRAs").
The Contract may be  purchased as an IRA. The IRAs  described in this  paragraph are called "traditional IRAs" to distinguish them from the new "Roth IRAs" which became available in 1998. (Roth IRAs are described below.)

     IRAs are subject to limitations on the amount that may be contributed,  the persons who may be eligible and on the time when  distributions  must  commence.
Depending  upon  the  circumstances  of  the  individual,   contributions  to  a
traditional IRA may be made on a deductible or  non-deductible  basis.  IRAs may not be transferred,  sold,  assigned,  discounted or pledged as collateral for a loan or other obligation. The annual premium for an IRA may not be fixed and may not exceed $2,000 (except in the case of a rollover contribution). Any refund of premium  must be applied to the payment of future  premiums  or the  purchase of additional benefits.

     Sale  of the  Contract  for  use  with  IRAs  may  be  subject  to  special requirements imposed by the Internal Revenue Service. Purchasers of the Contract
for such purposes will be provided with such supplementary information as may be required by the Internal Revenue Service or other appropriate  agency,  and will have the right to revoke the Contract under certain  circumstances.  See the IRA
Disclosure Statement that accompanies this Prospectus.

     In  general,   traditional   IRAs  are  subject  to  minimum   distribution
requirements  similar to those  applicable to retirement  plans  qualified under
Section 403(b) of the Code; however, the required beginning date for traditional
IRAs is  generally  the date that the  contract  owner  reaches  age 70 1/2--the contract  owner's  retirement  date, if any, will not affect his or her required beginning  date.  See "Section  403(b),"  page 31.  Distributions  from IRAs are generally  taxed under Code  Section 72.  Under these  rules,  a portion of each distribution  may be  excludable  from income.  The amount  excludable  from the individual's  income is the amount of the distribution that bears the same ratio as the  individual's  nondeductible  contributions  bears to the expected return under the IRA.

     Distributions  from a  traditional  IRA  may  be  eligible  for a  tax-free rollover to another  traditional  IRA. In certain cases,  a distribution  from a traditional IRA may be eligible to be rolled over to a retirement plan qualified under Code Section 401(a) or a Section 403(b) annuity contract. See "Rollovers,"
page 33.

     ROTH  IRAS.  Section  408A of the  Code  permits  eligible  individuals  to establish  a Roth IRA, a new type of IRA which  became  available  in 1998.  The
Contract  may be purchased  as a Roth IRA.  Contributions  to a Roth IRA are not
deductible,  but withdrawals  that meet certain  requirements are not subject to federal  income tax.  Sale of the contract for use with Roth IRAs may be subject to special  requirements imposed by the IRS. Purchasers of the Contract for such purposes will be provided with such supplementary information as may be required by the IRS or other  appropriate  agency,  and will have the right to revoke the
Contract under certain requirements. Unlike a traditional IRA, Roth IRAs are not subject to minimum  required  distribution  rules  during the  contract  owner's lifetime.  Generally,  however,  the  amount  in a  remaining  Roth  IRA must be distributed by the end of the fifth year after the death of the contract  owner.
Distributions as a result of the  Contractowner's  death may also be made over a beneficiary's life expectancy.

     The IRS has not reviewed the Contract for  qualification  as a Roth IRA and has not addressed in a ruling of general  applicability  whether a death benefit provision  such  as the  provision  in  the  Contract  comports  with  Roth  IRA qualification requirements.

     ROLLOVERS. A "rollover" is the tax-free transfer of a distribution from one
Qualified Plan to another.  Distributions which are rolled over are not included in the employee's gross income until some future time.

     If any  portion of the  balance to the credit of an  employee  in a Section
403(b) plan is paid to the employee in an "eligible  rollover  distribution" and the  employee  transfers  any  portion of the amount  received  to an  "eligible retirement plan," then the amount so transferred is not includable in income. An
"eligible  rollover  distribution"  generally means any distribution that is not one of a series of periodic payments made for the life of the distributee or for a  specified  period of at least ten years.  In  addition,  a  required  minimum distribution will not qualify as an eligible rollover  distribution.  A rollover must be completed within 60 days after receipt of the distribution.

     In the case of a Section 403(b) plan, an "eligible retirement plan" will be another  Section  403(b)  plan or an  individual  retirement  account or annuity described in Code Section 408.

     A Section  403(b) plan must  generally  provide a participant  receiving an eligible rollover distribution,  the option to have the distribution transferred directly to another eligible retirement plan.

     The owner of an IRA may make a tax-free rollover of any portion of the IRA.
The rollover must be completed  within 60 days of the distribution and generally may  only  be made  to  another  IRA.  However,  an  individual  may  receive  a distribution  from  his or her  IRA and  within  60  days  roll  it over  into a retirement  plan qualified  under Code Section 401(a) if all of the funds in the
IRA are  attributable  to a rollover from a Section  401(a) plan.  Similarly,  a distribution from an IRA may be rolled over to a Section 403(b) plan only if all of the funds in the IRA are  attributable  to a rollover  from a Section  403(b)
annuity.

     TAX PENALTIES.  PREMATURE  DISTRIBUTION TAX. Distributions from a Qualified
Plan  before the  participant  reaches  age 59 1/2 are  generally  subject to an additional tax equal to 10% of the taxable portion of the distribution.  The 10%
penalty tax does not apply to  distributions:  (i) made on or after the death of the employee;  (ii) attributable to the employee's  disability;  (iii) which are part of a series  of  substantially  equal  periodic  payments  made  (at  least annually) for the life (or life  expectancy)  of the employee or the joint lives
(or joint life  expectancies)  of the employee and a designated  beneficiary and which, for Qualified Plans other than IRAs, begin after the employee  terminates employment;  (iv) made to an employee  after  termination  of  employment  after reaching  age 55; (v) made to pay for certain  medical  expenses;  (vi) that are exempt  withdrawals  of an excess  contribution;  (vii)  that is rolled  over or transferred in accordance with Code requirements;  or (viii) that is transferred pursuant to a decree of divorce or separate  maintenance  or written  instrument incident to such a decree.

     The  exception  to the 10% penalty tax  described in item (iv) above is not applicable to IRAs. However, distributions from an IRA to unemployed individuals can be made without  application of the 10% penalty tax to pay health  insurance premiums in certain cases.  Starting  January 1, 1998,  there are two additional exceptions  to the 10% penalty tax on  withdrawals  from IRAs before age 59 1/2:
withdrawals made to pay "qualified"  higher  education  expenses and withdrawals made to pay certain "eligible first-time home buyer expenses."

     MINIMUM  DISTRIBUTION TAX. If the amount  distributed from a Qualified Plan is less than the minimum required  distribution for the year, the participant is subject to a 50% tax on the amount that was not properly distributed.

     WITHHOLDING.   Periodic  distributions  (e.g.,  annuities  and  installment payments) from a Qualified Plan that will last for a period of ten or more years are generally  subject to voluntary income tax withholding.  The amount withheld on such periodic  distributions  is determined at the rate  applicable to wages.
The  recipient  of a  periodic  distribution  may  generally  elect  not to have withholding apply.

     Nonperiodic  distributions  (e.g.,  lump sums and annuities or  installment payments  of less than ten years)  from a  Qualified  Plan (other than IRAs) are
generally  subject  to  mandatory  20%  income  tax  withholding.   However,  no
withholding is imposed if the  distribution  is transferred  directly to another eligible  Qualified Plan.  Nonperiodic  distributions from an IRA are subject to income tax  withholding at a flat 10% rate. The recipient of such a distribution may elect not to have withholding apply.

     The  above  description  of the  federal  income  tax  consequences  of the different types of Qualified  Plans which may be funded by the Contract  offered by this  Prospectus  is only a brief  summary and is not intended as tax advice.
The rules governing the provisions of Qualified Plans are extremely  complex and often  difficult to  comprehend.  Anything  less than full  compliance  with the applicable  rules,  all of which are  subject to change,  may have  adverse  tax consequences.  A prospective Owner considering  adoption of a Qualified Plan and purchase of a Contract in connection  therewith should first consult a qualified and competent tax adviser,  with regard to the suitability of the Contract as an investment vehicle for the Qualified Plan.

OTHER INFORMATION

VOTING OF UNDERLYING  FUND SHARES -- Security  Benefit is the legal owner of the shares  of  Underlying  Fund  held by the  Subaccounts.  Security  Benefit  will exercise  voting rights  attributable to the shares of each Underlying Fund held in the  Subaccounts at any regular and special  meetings of the  shareholders of the Underlying Fund on matters requiring  shareholder voting under the 1940 Act.
In accordance with its view of presently  applicable law,  Security Benefit will exercise its voting rights based on  instructions  received from persons  having the voting interest in corresponding  Subaccounts.  However,  if the 1940 Act or any regulations  thereunder should be amended, or if the present  interpretation thereof should change,  and as a result Security  Benefit  determines that it is permitted to vote the shares of the  Underlying  Funds in its own right,  it may elect to do so.

     The person having the voting interest under a Contract is the Owner. Unless otherwise  required  by  applicable  law,  the number of shares of a  particular
Underlying Fund as to which voting instructions may be given to Security Benefit is determined by dividing your Contract Value in the corresponding Subaccount on a particular  date by the net asset value per share of the Underlying Fund as of the same date. Fractional votes will be counted. The number of votes as to which voting  instructions  may be  given  will  be  determined  as of the  same  date established by the Underlying Fund for determining shareholders eligible to vote at the meeting of the Underlying Fund. If required by the SEC,  Security Benefit reserves  the right to  determine  in a  different  fashion  the  voting  rights attributable to the shares of the Underlying Funds.  Voting  instructions may be cast in person or by proxy.

     Voting rights attributable to your Contract Value in a Subaccount for which no timely voting  instructions are received will be voted by Security Benefit in the same  proportion  as the voting  instructions  that are received in a timely manner for all Contracts participating in that Subaccount. Security Benefit will also  exercise  the voting  rights from assets in each  Subaccount  that are not otherwise  attributable to Owners,  if any, in the same proportion as the voting
instructions   that  are  received  in  a  timely   manner  for  all   Contracts
participating in that Subaccount.

SUBSTITUTION OF INVESTMENTS -- Security Benefit  reserves the right,  subject to compliance with the law as then in effect, to make additions to, deletions from, substitutions  for,  or  combinations  of the  securities  that  are held by the
Separate  Account  or  any  Subaccount  or  that  the  Separate  Account  or any
Subaccount may purchase.  If shares of any or all of the Underlying Funds should no longer  be  available  for  investment,  or if  Security  Benefit  management believes  further  investment  in shares of any or all of the  Underlying  Funds should become  inappropriate  in view of the purposes of the Contract,  Security
Benefit may substitute shares of another  Underlying Fund or of a different fund for  shares  already  purchased,  or to be  purchased  in the  future  under the
Contract.  Security  Benefit may also purchase,  through the  Subaccount,  other securities  for other  classes  or  contracts,  or permit a  conversion  between classes of contracts on the basis of requests made by Owners.

     In connection with a substitution of any shares  attributable to an Owner's interest in a Subaccount or the Separate Account,  Security Benefit will, to the extent required under applicable law, provide notice, seek Owner approval,  seek prior  approval  of the SEC,  and  comply  with the  filing or other  procedures established by applicable state insurance regulators.

     Security   Benefit  also   reserves  the  right  to  establish   additional
Subaccounts of the Separate  Account that would invest in a new Underlying  Fund or in shares of another investment  company, a series thereof, or other suitable investment  vehicle.  Security Benefit may establish new Subaccounts in its sole discretion,  and will determine whether to make any new Subaccount  available to existing  Owners.  Security  Benefit may also  eliminate  or combine one or more
Subaccounts if, in its sole discretion, marketing, tax, or investment conditions so warrant.

     Subject to compliance with applicable  law,  Security  Benefit may transfer assets to the General Account. Security Benefit also reserves the right, subject to any required  regulatory  approvals,  to transfer assets of any Subaccount to another separate account or Subaccount.

     In the event of any such  substitution or change,  Security Benefit may, by appropriate  endorsement,  make such changes in these and other contracts as may be necessary or appropriate to reflect such  substitution or change. If Security
Benefit  believes it to be in the best interests of persons having voting rights under the  Contracts,  the  Separate  Account may be  operated  as a  management investment  company  under the 1940 Act or any other form  permitted by law. The
Separate  Account  may  be  de-registered  under  that  Act in  the  event  such registration  is no longer  required,  or it may be combined with other separate accounts of Security Benefit or an affiliate thereof. Subject to compliance with applicable law,  Security  Benefit also may combine one or more  Subaccounts and may establish a committee,  board,  or other group to manage one or more aspects of the operation of the Separate Account.

CHANGES TO COMPLY WITH LAW AND  AMENDMENTS  --  Security  Benefit  reserves  the right,  without  the  consent of Owners,  to suspend  sales of the  Contract  as presently  offered and to make any change to the  provisions of the Contracts to comply with, or give Owners the benefit of, any federal or state statute,  rule, or regulation,  including but not limited to requirements for annuity  contracts and retirement plans under the Internal Revenue Code and regulations  thereunder or any state statute or regulation.

REPORTS TO OWNERS -- Security Benefit will send you annually a statement setting forth  a  summary  of the  transactions  that  occurred  during  the  year,  and indicating  the  Contract  Value as of the end of each year.  In  addition,  the statement will indicate the  allocation of Contract Value among the  Subaccounts and any other  information  required  by law.  Security  Benefit  will also send
confirmations   upon  purchase  payments,   transfers,   and  full  and  partial
withdrawals.  Security  Benefit may confirm certain  transactions on a quarterly basis.  These  transactions  include  purchases  under an  Automatic  Investment
Program,  transfers  under the  Dollar  Cost  Averaging  and Asset  Reallocation
Options, systematic withdrawals and annuity payments.

     You will also receive annual and semiannual  reports  containing  financial statements for those Underlying Funds  corresponding to the Subaccounts to which you have allocated your Contract Value.  Such reports will include a list of the portfolio securities of the Underlying Fund, as required by the 1940 Act, and/or such other reports the federal securities laws may require.

TELEPHONE  TRANSFER  PRIVILEGES -- You may request a transfer of Contract  Value and may make changes to an existing Dollar Cost Averaging or Asset  Reallocation option by telephone if the Telephone  Transfer section of the application or the proper form has been  completed,  signed,  and filed at Security  Benefit's Home
Office. Security Benefit has established procedures to confirm that instructions communicated  by telephone are genuine and will not be liable for any losses due to  fraudulent  or  unauthorized  instructions  provided  it  complies  with its procedures.  Security Benefit's  procedures require that any person requesting a
transfer  by  telephone   provide  the  account   number  and  the  Owner's  tax
identification number and such instructions must be received on a recorded line.
Security Benefit reserves the right to deny any telephone  transfer request.  If all telephone lines are busy (which might occur, for example,  during periods of substantial  market  fluctuations),  you may not be able to request transfers by telephone and would have to submit written requests.

     By  authorizing  telephone  transfers,  you authorize  Security  Benefit to accept  and act  upon  telephonic  instructions  for  transfers  involving  your
Contract.  You agree that neither Security Benefit,  any of its affiliates,  nor any  Underlying  Fund,  will be liable for any loss,  damages,  cost, or expense
(including attorneys' fees) arising out of any telephone requests; provided that
Security  Benefit effects such request in accordance  with its procedures.  As a result of this policy on telephone  requests,  you bear the risk of loss arising from the telephone transfer privilege. Security Benefit may discontinue, modify, or suspend the telephone transfer privilege at any time.

LEGAL  PROCEEDINGS  --  There  are no legal  proceedings  pending  to which  the
Separate  Account is a party,  or which  would  materially  affect the  Separate
Account.

LEGAL MATTERS -- Amy J. Lee, Esq., Associate General Counsel,  Security Benefit,
has passed  upon  legal  matters  in  connection  with the issue and sale of the
Contracts  described in this Prospectus,  Security Benefit's  authority to issue the  Contracts  under Kansas law, and the validity of the forms of the Contracts under Kansas law.

PERFORMANCE INFORMATION

     Performance  information  for the  Subaccounts,  including  the  yield  and effective  yield of the Money  Market  Subaccount,  the  yield of the  remaining
Subaccounts,   and  the  total   return  of  all   Subaccounts   may  appear  in
advertisements,  reports,  and promotional  literature to current or prospective
Owners.

     Current  yield  for the  Money  Market  Subaccount  will be based on income received by a hypothetical  investment  over a given 7-day period (less expenses accrued during the period), and then "annualized" (i.e., assuming that the 7-day yield would be received  for 52 weeks,  stated in terms of an annual  percentage return on the investment).  "Effective yield" for the Money Market Subaccount is calculated in a manner similar to that used to calculate yield, but reflects the compounding effect of earnings.

     For the  remaining  Subaccounts,  quotations  of yield will be based on all investment  income per  Accumulation  Unit earned during a given 30-day  period, less expenses accrued during the period ("net investment  income"),  and will be computed by dividing net investment  income by the value of an Accumulation Unit on the last day of the period. Quotations of average annual total return for any
Subaccount  will be expressed in terms of the average annual  compounded rate of return on a  hypothetical  investment in a Contract over a period of one,  five, and ten years (or, if less, up to the life of the Subaccount),  and will reflect the  deduction  of the account  administration  charge,  administration  charge, mortality and expense risk charge and  contingent  deferred sales charge and may simultaneously be shown for other periods.

     Quotations  of yield and  effective  yield do not reflect  deduction of the contingent deferred sales charge, and total return figures may be quoted that do not reflect  deduction of the charge.  If  reflected,  the  performance  figures quoted would be lower. Such performance information will be accompanied by total return figures that reflect  deduction of the  contingent  deferred sales charge that would be imposed if Contract  Value were withdrawn at the end of the period for which total return is quoted.

     Although  the  Contract was not  available  for purchase  until March 2001, certain  of  the  Underlying  Funds  were  in  existence  prior  to  that  date.
Performance information for the Subaccounts may also include quotations of total return for periods  beginning  prior to the  availability  of the Contracts that incorporate the performance of the Underlying Funds.

     Performance  information  for a Subaccount may be compared,  in reports and promotional  literature,  to: (i) the  Standard & Poor's 500 Stock  Index  ("S&P
500"),   Dow  Jones   Industrial   Average   ("DJIA"),   Donaghue  Money  Market
Institutional  Averages,  the Lehman Brothers  Government  Corporate  Index, the
Morgan Stanley  Capital  International's  EAFE Index or other indices  measuring performance  of a pertinent  group of securities so that investors may compare a
Subaccount's  results  with those of a group of  securities  widely  regarded by
investors  as   representative   of  the   securities   markets  in  general  or
representative  of a particular  type of security:  (ii) other variable  annuity separate  accounts or other  investment  products  tracked by Lipper  Analytical
Services,  a widely used independent  research firm which ranks mutual funds and other investment companies by overall performance,  investment  objectives,  and assets,  or tracked  by other  ratings  services,  companies,  publications,  or persons  who rank  separate  accounts  or other  investment  products on overall performance or other  criteria;  and (iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the Contract.
Unmanaged  indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

     Performance information for any Subaccount reflects only the performance of a hypothetical  Contract under which Contract Value is allocated to a Subaccount during a particular time period on which the calculations are based. Performance information  should be  considered  in light of the  investment  objectives  and policies,  characteristics,  and  quality  of the  Underlying  Fund in which the
Subaccount invests,  and the market conditions during the given time period, and should not be  considered  as a  representation  of what may be  achieved in the future.  For a  description  of the methods  used to  determine  yield and total return for the Subaccounts, see the Statement of Additional Information.

     Reports and  promotional  literature  may also  contain  other  information including  (i) the ranking of any  Subaccount  derived from rankings of variable annuity  separate  accounts  or other  investment  products  tracked  by  Lipper
Analytical  Services or by other rating services,  companies,  publications,  or other persons who rank separate accounts or other investment products on overall performance or other criteria, (ii) the effect of tax-deferred  compounding on a
Subaccount's investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include a comparison,  at various points in time,  of the return from an  investment  in a Contract (or returns in general)  on a  tax-deferred  basis  (assuming  one or more tax rates)  with the return on a taxable basis,  and (iii) Security  Benefit's  rating or a rating of
Security Benefit's  claim-paying ability as determined by firms that analyze and rate  insurance  companies  and  by  nationally  recognized  statistical  rating organizations.

ADDITIONAL INFORMATION

REGISTRATION  STATEMENT -- A Registration  Statement under the 1933 Act has been filed with the SEC relating to the offering  described in this Prospectus.  This
Prospectus  does not include all the  information  included in the  Registration
Statement,  certain  portions of which,  including  the  Statement of Additional
Information, have been omitted pursuant to the rules and regulations of the SEC.
The  omitted  information  may be  obtained  at the  SEC's  principal  office in
Washington,  DC,  upon  payment  of the  SEC's  prescribed  fees and may also be obtained from the SEC's web site (http://www.sec.gov).

FINANCIAL  STATEMENTS -- Consolidated  financial  statements of Security Benefit
Life Insurance  Company and  Subsidiaries  at December 31, 2000 and 1999 and for
each of the three years in the period ended  December 31, 2000, are contained in the Statement of Additional Information.

STATEMENT OF ADDITIONAL INFORMATION

     The Statement of Additional  Information contains more specific information and financial statements relating to Security Benefit Life Insurance Company and
Subsidiaries.  The Table of Contents of the Statement of Additional  Information
is set forth below:

TABLE OF CONTENTS--

OBJECTIVES FOR UNDERLYING FUNDS

--------------------------------------------------------------------------------
There is no guarantee that the investment  objective of any Underlying Fund will be met.
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AIM VARIABLE INSURANCE FUNDS -- AIM Variable Insurance Funds, an open-end series management investment company, is a Delaware business trust.  Currently,  shares of the Trust are sold only to insurance  company  separate  accounts to fund the benefits of variable annuity contracts and variable life insurance policies.

     AIM V.I. CAPITAL APPRECIATION FUND. AIM V.I. Capital Appreciation Fund (the
"Fund")  is a  series  portfolio  of the AIM  Variable  Insurance  Funds.  A I M
Advisors, Inc. serves as the Fund's investment adviser.

     INVESTMENT  OBJECTIVE:  To seek growth of  capital.  The Fund seeks to meet this  objective  by investing  principally  in common  stocks of  companies  the portfolio  managers  believe  are  likely  to  benefit  from  new or  innovative products,  services  or  processes  as  well  as  those  that  have  experienced above-average,  long-term  growth in earnings and have  excellent  prospects for future  growth.  The portfolio  managers  consider  whether to sell a particular security when any of those factors  materially  change. The Fund may also invest up to 25% of its total assets in foreign securities.  Any percentage limitations with respect to assets of the Fund are applied at the time of purchase.

FEDERATED INSURANCE SERIES -- Federated Insurance Series, an open-end management investment  company,  was established as a Massachusetts  business trust under a
Declaration of trust dated  September 15, 1993. The Trust offers its shares only as investment vehicles for variable annuity and variable life insurance products of insurance  companies.  Federated Advisers serves as the investment adviser of the Federated Insurance Series and its portfolios.

     FEDERATED HIGH INCOME BOND FUND II. Federated High Income Bond Fund II (the
"Fund") is a portfolio of Federated Insurance Series.

     INVESTMENT OBJECTIVE: To seek high current income by investing primarily in a  professionally  managed,  diversified  portfolio of fixed income  securities.
While there is no assurance that the Fund will achieve its investment objective, it endeavors to do so by following its investment  strategies.  The Fund pursues its investment objective by investing in a diversified  portfolio of high-yield, lower-rated  corporate  bonds (also known as "junk bonds").  The Fund limits its investments to those that would enable it to qualify as a permissible investment for variable  annuity  contracts and variable life insurance  policies issued by insurance companies.

     FEDERATED FUND FOR U.S.  GOVERNMENT  SECURITIES II. Federated Fund For U.S.
Government  Securities  II (the "Fund") is a portfolio  of  Federated  Insurance
Series.

     INVESTMENT OBJECTIVE: The Fund seeks to provide current income. While there is no  assurance  that  the Fund  will  achieve  its  investment  objective,  it endeavors to do so by following its investment strategies.  The Fund pursues its investment  objective by investing at least 65% of its assets in U.S. government securities,  including  mortgage  backed  securities  issued by U.S.  government agencies. In addition, the Fund may invest up to 35% of its assets in investment
grade  non-governmental   mortgage  backed  securities.   The  Fund  limits  its
investments to those that would enable it to qualify as a permissible investment for variable  annuity  contracts and variable life insurance  policies issued by insurance companies.

FIDELITY VARIABLE  INSURANCE PRODUCTS FUND II -- The Fidelity Variable Insurance
Products  Fund  II  ("VIP  II") is an  open-end  management  investment  company organized as a  Massachusetts  business  trust on March 21,  1988.  The Fidelity
Variable  Insurance  Products  Fund  II's  shares  are  purchased  by  insurance companies to fund benefits under  variable life  insurance and variable  annuity contracts.  Fidelity  Management & Research  Company  ("FMR") is the  investment adviser of VIP II and its portfolios.

     FIDELITY  VIP  II   CONTRAFUND(R)-   SERVICE   CLASS  2.  Fidelity  VIP  II
Contrafund(R)(the  "Fund") is a portfolio of VIP II. Effective  January 1, 2001,
FMR Co., Inc. ("FMRC") will serve as subadviser to the fund. On behalf of VIP II
Contrafund, FMR has entered into subadvisory agreements with Fidelity Management
& Research  (U.K.) Inc.  ("FMR  U.K.") and Fidelity  Management & Research  (Far
East) Inc. ("FMR Far East").  On behalf of VIP II  Contrafund,  FMR Far East has entered into a subadvisory  agreement  with Fidelity  Investments  Japan Limited
("FIJ").

     INVESTMENT  OBJECTIVE:  To seek long-term  appreciation.  The Fund seeks to meet this objective by:

o    Normally investing primarily in common stocks.

o    Investing in securities  of companies  whose value it believes is not fully recognized by the public.

o    Investing in domestic and foreign issuers.

o    Investing in either "growth" stocks or "value" stocks or both.

o    Using  fundamental  analysis  of  each  issuer's  financial  condition  and industry position and market and economic conditions to select investments.

     FIDELITY VIP II INDEX 500 - SERVICE CLASS 2. Fidelity VIP II Index 500 (the
"Fund") is a portfolio of VIP II. FMRC serves as subadviser to the Fund.

     INVESTMENT  OBJECTIVE:  To seek  investment  results that correspond to the total  return  of  common  stocks  publicly  traded  in the  United  States,  as represented by the Standard & Poor's 500SM Index (S&P 500(R)). The Fund seeks to meet this objective by:

o Normally investing at least 80% of assets in common stocks included in the S&P
500.

o    Using   statistical   sampling   techniques   based  on  such   factors  as
     capitalization,  industry exposures,  dividend yield, price/earnings ratio, price/book ratio, and earnings growth.

o    Lending securities to earn income for the Fund.

     FIDELITY VIP II  INVESTMENT  GRADE BOND - SERVICE  CLASS 2. Fidelity VIP II
Investment  Grade Bond (the  "Fund") is a portfolio  of VIP II. On behalf of VIP
II, FMR has entered into a  sub-advisory  agreement  with  Fidelity  Investments
Money Management, Inc. ("FIMM").

     INVESTMENT OBJECTIVE:  To seek a high level of current income as consistent with the preservation of capital. The Fund seeks to meet this objective by:

o    Normally investing in U.S. dollar-denominated investment-grade bonds (those of medium and high quality).

o    Managing the Fund to have similar overall  interest rate risk to the Lehman
     Brothers Aggregate Bond Index.

o    Allocating assets across different market sectors and maturities.

o    Analyzing a security's  structural  features and current  pricing,  trading opportunities, and the credit quality of its issuer to select investments.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND III -- The Fidelity Variable Insurance
Products  Fund III ("VIP  III") is an  open-end  management  investment  company organized as a Massachusetts  business trust on March 14, 1994. VIP III's shares are  purchased  by insurance  companies to fund  benefits  under  variable  life insurance and variable annuity  contracts.  FMR is the investment adviser of VIP
III and its portfolios.

     FIDELITY VIP III GROWTH  OPPORTUNITIES  - SERVICE CLASS 2. Fidelity VIP III
Growth  Opportunities  (the "Fund") is a portfolio of VIP III. Effective January
1, 2001, FMRC will serve as subadviser to the portfolio.  On behalf of the Fund,
FMR has entered into  subadvisory  agreements with FMR U.K. and FMR Far East. On behalf of the Fund,  FMR Far East has entered into a subavisory  agreement  with
FIJ.

     INVESTMENT OBJECTIVE:  To seek to provide capital growth. The Fund seeks to meet this objective by:

o    Normally investing primarily in common stocks.

o    Potentially  investing in other types of securities,  including bonds which may be lower-quality debt securities

o    Investing in domestic and foreign issuers

o    Investing in either "growth" stocks or "value" stocks or both.

o    Using  fundamental  analysis  of  each  issuer's  financial  condition  and industry position and market and economic conditions to select investments.

FRANKLIN  TEMPLETON  VARIABLE  INSURANCE  PRODUCTS  TRUST -- Franklin  Templeton
Variable Insurance Products Trust is an open-end  management  investment company organized  as a  Massachusetts  business  trust  on  April  26,  1988.  Franklin
Templeton  Variable  Insurance  Products Trust shares are purchased by insurance companies to fund benefits under  variable life  insurance and variable  annuity contracts.

     FRANKLIN  SMALL  CAP  FUND.  Franklin  Small  Cap Fund  (the  "Fund")  is a
portfolio of the Franklin Templeton Variable Insurance Products Trust.  Franklin
Advisers, Inc. serves as the investment manager for the Fund.

     INVESTMENT OBJECTIVE: To seek long-term capital growth. Under normal market conditions,  the Fund will invest at least 65% of its total assets in the equity securities of U.S. small  capitalization  (small cap) companies.  For this Fund, small cap companies are those companies with market cap values not exceeding (i)
$1.5  billion;  or (ii) the highest  market cap value in the Russell 2000 Index;
whichever  is  greater,  at the  time of  purchase.  In  addition,  to its  main investments,  the Fund may invest in equity securities of larger companies. When suitable opportunities are available, the Fund may also invest in initial public offerings of  securities,  and may invest a very small  portion of its assets in private or illiquid securities, such as late stage venture capital financings.

THE NEUBERGER BERMAN ADVISERS  MANAGEMENT TRUST -- The Neuberger Berman Advisers
Management Trust is a diversified,  open-end  management  company organized as a
Delaware business trust on May 23, 1994.  Portfolios of the Trust are offered to insurance  companies  to serve as an  investment  vehicle  under their  variable annuity  and  variable  life  insurance  contracts.  The  investment  manager is
Neuberger Berman Management,  Inc. in connection with Neuberger Berman,  LLC, as sub-adviser.

     MF NEUBERGER & BERMAN  GUARDIAN  TRUST.  The MF Neuberger & Berman Guardian
Trust  (the  "Fund") is a series of the  Neuberger  Berman  Advisers  Management
Trust.

     INVESTMENT OBJECTIVE:  To seek long-term growth of capital;  current income is a secondary  goal.  To pursue these  objectives,  the Fund invests  mainly in common stocks of large  capitalization  companies.  Because the managers tend to find that  undervalued  stocks  may be more  common in  certain  sectors  of the economy at a given time, the Fund may emphasize those sectors.

     The Fund  seeks to  reduce  risk by  diversifying  among a large  number of companies across many different industries and economic sectors, and by managing its overall exposure to a wide variety of risk factors.

     NEUBERGER  BERMAN  PARTNERS.  Neuberger  Berman  Partners (the "Fund") is a
series of the Neuberger Berman Advisers Management Trust.

     INVESTMENT OBJECTIVE:  To seek growth of capital. To pursue this objective, the  Fund  invests  mainly  in  common  stocks  of  mid-to-large  capitalization companies.  The Fund seeks to reduce risk by  diversifying  among many companies and industries.  The managers look for well-managed companies whose stock prices are believed to be undervalued.

THE  RYDEX  VARIABLE  TRUST -- The  Rydex  Variable  Trust,  a  non-diversified, open-end investment company,  was organized as a Delaware business trust on June
11, 1998. Shares of the Trust's portfolios are available  exclusively for use as the  investment  vehicle  for  variable  annuity  and  variable  life  insurance products,  as well as for certain  pension,  profit sharing and other retirement plans.  Rydex Global  Advisors  serves as investment  adviser and manager of the portfolios of the Trust.

     RYDEX U.S. GOVERNMENT MONEY MARKET FUND. Rydex U.S. Government Money Market
Fund (the "Fund") is a series of the Rydex Variable Trust.

     INVESTMENT OBJECTIVE:  To seek security of principal,  high current income, and liquidity.  The Fund invests primarily in money market instruments issued or guaranteed as to principal and interest by the U.S. Government,  its agencies or instrumentalities, and enters into repurchase agreements fully collateralized by
U.S. Government securities.

     RYDEX ARKTOS FUND.  Rydex Arktos Fund (the "Fund") is a series of the Rydex
Variable Trust.

     INVESTMENT  OBJECTIVE:  To seek  investment  results  that  will  match the performance of a specific benchmark. The Fund's current benchmark is the inverse of the performance of the NASDAQ 100 Index(TM). Unlike a traditional index fund, the Fund's  benchmark is to perform  exactly  opposite the NASDAQ 100 Index(TM), and the Fund will not own the securities included in the Index.  Instead, as its primary investment  strategy,  the Fund engages to a significant extent in short sales of  securities,  futures  contracts  and options on:  securities,  futures contracts,  and  stock  indexes.  On a day to day  basis,  the Fund  holds  U.S.
Government securities to collateralize these futures and options contracts.  The
Fund may also enter into repurchase agreements.

     RYDEX  NOVA  FUND.  Rydex  Nova Fund (the  "Fund") is a series of the Rydex
Variable Trust.

     INVESTMENT OBJECTIVE: To seek investment results that match the performance of a specific  benchmark on a daily basis. The Fund's current  benchmark is 150%
of the performance of the S&P 500 Index(R). If the Fund meets its objective, the value of the Fund's shares will tend to increase on a daily basis by 150% of the value of any increase in the S&P 500 Index.  When the value of the S&P 500 Index declines,  the value of the Fund's  shares should also decrease on a daily basis by 150% of the value of any  decrease in the Index  (e.g.,  if the S&P 500 Index goes down by 5%, the value of the Fund's  shares  should go down by 7.5% on that day). Unlike a traditional index fund, as its primary investment  strategy,  the
Fund invests to a significant extent in leveraged  instruments,  such as futures contracts and options on securities,  futures contracts,  and stock indices,  as well as equity  securities.  Futures  and options  contracts  enable the Fund to pursue its objective  without investing  directly in the securities  included in the benchmark,  or in the same proportion that those  securities are represented in that  benchmark.  On a  day-to-day  basis,  the Fund  holds  U.S.  Government securities  or cash  equivalents  to  collateralize  these  futures  and options contracts. The Fund also may enter into repurchase agreements.

     RYDEX  OTC  FUND.  Rydex  OTC Fund  (the  "Fund")  is a series of the Rydex
Variable Trust.

     INVESTMENT  OBJECTIVE:  To seek  investment  results that  correspond  to a benchmark for over-the-counter  securities.  The Fund's current benchmark is the
NASDAQ 100 Index(R) (the "Index").  If the Funds meets its objective,  the value of the Fund's shares will tend to increase on a daily basis by the amount of the increase in value of the NASDAQ 100 Index. However, when the value of the NASDAQ
100 Index  declines,  the value of the Fund's  shares  should also decrease on a daily basis by the amount of the decease in value of the Index. The Fund invests principally in securities of companies included in the NASDAQ 100 Index. It also may invest in other  instruments  whose performance is expected to correspond to that of the Index, and may engage in futures and options transactions.  The Fund
may  also  purchase  U.S.  Government   securities  and  enter  into  repurchase
agreements.

     RYDEX  URSA  FUND.  Rydex  Ursa Fund (the  "Fund") is a series of the Rydex
Variable Trust.

     INVESTMENT  OBJECTIVE:  To seek  investment  results  that  will  inversely correlate to the  performance  of the S&P 500 Index (the  "Index").  If the Fund
meets its objective, the value of the Fund's shares will tend to increase during times when the value of the S&P 500 Index is  decreasing.  When the value of the
S&P 500 Index is  increasing,  however,  the value of the Fund's  shares  should decrease on a daily basis by an inversely proportionate amount (e.g., if the S&P
500 Index goes up by 5%, the value of the Fund's  share  should go down by 5% on that day).  Unlike a traditional  index fund, the Fund's benchmark is to perform exactly  opposite  the S&P 500 Index,  and the Fund will not own the  securities included in the Index.  Instead,  as its primary investment  strategy,  the Fund invests to a significant  extent in futures contracts and options on securities, futures contracts, and stock indices. On a day-to-day basis, the Fund holds U.S.
Government  securities or cash  equivalents to  collateralize  these futures and options  contracts.  The Fund may  enter  into  repurchase  agreements  and sell securities short.

     RYDEX LARGE CAP EUROPE FUND.  Rydex Large Cap Europe Fund (the "Fund") is a
series of the Rydex Variable Trust.

     INVESTMENT  OBJECTIVE:  To seek  investment  results that  correlate to the performance of a specific  benchmark.  The Fund's  current  benchmark is the Dow
Jones  Stoxx 50SM Index  ("Stoxx 50 Index").  The Fund  invests  principally  in securities  of  companies  included  on the  Stoxx  50  Index  and in  leveraged instruments,  such as  futures  contracts  and  options on  securities,  futures contracts,  and stock indices.  Futures and options contracts, if used properly, may enable the Fund to meet its objective by increasing  the Fund's  exposure to the securities  included in its benchmark or to securities whose  performance is highly correlated to its benchmark.  The Fund's investment  adviser will attempt to  consistently  apply leverage to increase the Fund's  exposure to 125% of the
Stoxx 50 Index. The Fund holds U.S. Government securities or cash equivalents to collateralize these futures and options contracts.  The Fund also may enter into equity swap transactions and repurchase agreements.

     RYDEX  LARGE CAP JAPAN FUND.  Rydex Large Cap Japan Fund (the  "Fund") is a
series of the Rydex Variable Trust.

     INVESTMENT  OBJECTIVE:  To seek  investment  results that  correlate to the performance of a specific  benchmark.  The Fund's current benchmark is the Topix
100 Index. The Fund invests  principally in securities of companies  included on the Topix 100 Index and in leveraged instruments,  such as futures contracts and options on securities, futures contracts, and stock indices. Futures and options contracts,  if used  properly,  may  enable  the Fund to meet its  objective  by increasing the Fund's exposure to the securities included in its benchmark or to securities whose performance is highly  correlated to its benchmark.  The Fund's investment  adviser will attempt to consistently  apply leverage to increase the
Fund's exposure to 125% of the Topix 100 Index.  The Fund holds U.S.  Government securities  or cash  equivalents  to  collateralize  these  futures  and options contracts.  The Fund also may enter into equity swap transactions and repurchase agreements.

     RYDEX  BANKING  FUND.  Rydex  Banking  Fund (the "Fund") is a series of the
Rydex Variable Trust.

     INVESTMENT  OBJECTIVE:   To  seek  capital  appreciation  by  investing  in
companies that are involved in the banking sector,  including  commercial  banks
(and their  holding  companies)  and  savings  and loan  institutions  ("Banking
Companies").  The Fund invests substantially all of its assets in a portfolio of equity securities of Banking Companies that are traded in the United States. The
Fund may also invest in futures and options transactions, purchase ADRs and U.S.
Government securities, and enter into repurchase agreements.

     RYDEX BASIC  MATERIALS  FUND.  Rydex Basic Materials Fund (the "Fund") is a
series of the Rydex Variable Trust.

     INVESTMENT  OBJECTIVE:   To  seek  capital  appreciation  by  investing  in
companies engaged in the mining,  manufacture,  or sale of basic materials, such as lumber, steel, iron, aluminum,  concrete,  chemicals and other basic building and  manufacturing  materials ("Basic  Materials  Companies").  The Fund invests substantially  all of its assets in a portfolio  of equity  securities  of Basic
Materials  Companies  that are  traded in the United  States.  The Fund may also invest in futures and options  transactions,  purchase ADRs and U.S.  Government securities, and enter into repurchase agreements.

     RYDEX BIOTECHNOLOGY FUND. Rydex Biotechnology Fund (the "Fund") is a series of the Rydex Variable Trust.

     INVESTMENT  OBJECTIVE:   To  seek  capital  appreciation  by  investing  in
companies that are involved in the biotechnology  industry,  including companies involved in research and development,  genetic or other biological  engineering, and in the design,  manufacture,  or sale of related  biotechnology  products or services ("Biotechnology  Companies"). The Fund invests substantially all of its assets in a portfolio of equity  securities of Biotechnology  Companies that are traded in the United  States.  The Fund may also  invest in futures  and options transactions,  purchase  ADRs and U.S.  Government  securities,  and enter  into repurchase agreements.

     RYDEX CONSUMER  PRODUCTS FUND. Rydex Consumer Products Fund (the "Fund") is
a series of the Rydex Variable Trust.

     INVESTMENT  OBJECTIVE:   To  seek  capital  appreciation  by  investing  in
companies engaged in manufacturing finished goods and services both domestically
and   internationally   ("Consumer  Products   Companies").   The  Fund  invests
substantially  all of its assets in a portfolio of equity securities of Consumer
Products  Companies  that are  traded in the  United  States.  The Fund may also invest in futures and options  transactions,  purchase ADRs and U.S.  Government securities, and enter into repurchase agreements.

     RYDEX  ELECTRONICS FUND. Rydex Electronics Fund (the "Fund") is a series of the Rydex Variable Trust.

     INVESTMENT  OBJECTIVE:   To  seek  capital  appreciation  by  investing  in
companies that are involved in the electronics sector,  including  semiconductor manufacturers  and  distributors,  and  makers and  vendors of other  electronic components and devices ("Electronics Companies"). The Fund invests substantially all of its assets in a portfolio of equity  securities of Electronics  Companies that are traded in the United  States.  The Fund may also  invest in futures and options transactions,  purchase ADRs and U.S. Government  securities,  and enter into repurchase agreements.

     RYDEX ENERGY FUND.  Rydex Energy Fund (the "Fund") is a series of the Rydex
Variable Trust.

     INVESTMENT  OBJECTIVE:   To  seek  capital  appreciation  by  investing  in
companies involved in the energy field,  including the exploration,  production, and  development of oil, gas, coal and  alternative  sources of energy  ("Energy
Companies").  The Fund invests substantially all of its assets in a portfolio of equity securities of Energy Companies that are traded in the United States.  The
Fund may also invest in futures and options transactions, purchase ADRs and U.S.
Government securities, and enter into repurchase agreements.

     RYDEX ENERGY  SERVICES FUND.  Rydex Energy  Services Fund (the "Fund") is a
series of the Rydex Variable Trust.

     INVESTMENT  OBJECTIVE:   To  seek  capital  appreciation  by  investing  in
companies that are involved in the energy services  field,  including those that provide  services and equipment in the areas of oil, coal,  and gas  exploration and production ("Energy Services Companies"). The Fund invests substantially all of its assets in a portfolio of equity  securities of Energy Services  Companies that are traded in the United  States.  The Fund may also  invest in futures and options transactions,  purchase ADRs and U.S. Government  securities,  and enter into repurchase agreements.

     RYDEX FINANCIAL  SERVICES FUND. Rydex Financial  Services Fund (the "Fund")
is a series of the Rydex Variable Trust.

     INVESTMENT  OBJECTIVE:   To  seek  capital  appreciation  by  investing  in
companies  that  are  involved  in  the  financial  services  sector,  including commercial banks, savings and loan associations,  insurance companies, brokerage
companies,   and  real  estate  and  leasing  companies   ("Financial   Services
Companies").  The Fund invests substantially all of its assets in a portfolio of equity securities of Financial  Services Companies that are traded in the United
States. The Fund may also invest in futures and options  transactions,  purchase
ADRs and U.S. Government securities, and enter into repurchase agreements. Under
SEC regulations, the Fund may not invest more than 5% of its total assets in the equity securities of any company that derives more than 15% of its revenues from brokerage or investment management activities.

     RYDEX HEALTH CARE FUND.  Rydex Health Care Fund (the "Fund") is a series of the Rydex Variable Trust.

     INVESTMENT  OBJECTIVE:   To  seek  capital  appreciation  by  investing  in
companies  that  are  involved  in  the  health  care  industry   ("Health  Care
Companies").  The Fund invests substantially all of its assets in a portfolio of equity securities of Health Care Companies that are traded in the United States.
The Fund may also invest in futures and options transactions,  purchase ADRs and
U.S. Government securities, and enter into repurchase agreements.

     RYDEX  INTERNET  FUND.  Rydex Internet Fund (the "Fund") is a series of the
Rydex Variable Trust.

     INVESTMENT  OBJECTIVE:  The Fund seeks capital appreciation by investing in companies  that  provide  products  or services  designed  for or related to the
Internet  ("Internet  Companies").  The Fund  invests  substantially  all of its assets in equity securities of Internet  Companies that are traded in the United
States.  Internet  Companies  are  involved in all aspects of  research,  design development,  manufacturing or distribution of products or services for use with
the  Internet  or  Internet-related   businesses.  Such  companies  may  provide
information  or  entertainment  services over the  Internet;  sell or distribute goods  and  services  over  the  Internet;  provide  infrastructure  systems  or otherwise provide hardware, software or support which impacts Internet commerce;
or provide Internet access to consumers and businesses.  Internet  Companies may also include  companies that provide  intranet and extranet  services.  The Fund will  maintain  an adequate  representation  of the  various  industries  in the
Internet sector.  The Fund may also engage in futures and options  transactions, purchase  ADRs  and  U.S.  Government  securities,  and  enter  into  repurchase agreements.

     RYDEX LEISURE FUND. Rydex U.S. Leisure Fund (the "Fund") is a series of the
Rydex Variable Trust.

     INVESTMENT  OBJECTIVE:   To  seek  capital  appreciation  by  investing  in
companies engaged in leisure and entertainment businesses,  including hotels and resorts,  casinos,  radio and television  broadcasting and  advertising,  motion picture production, toys and sporting goods manufacture,  musical recordings and instruments, alcohol and tobacco, and publishing ("Leisure Companies"). The Fund invests  substantially  all of its assets in a portfolio of equity securities of
Leisure Companies that are traded in the United States. The Fund may also invest
in  futures  and  options  transactions,   purchase  ADRs  and  U.S.  Government
securities, and enter into repurchase agreements.

     RYDEX PRECIOUS  METALS FUND.  Rydex Precious  Metals Fund (the "Fund") is a
series of the Rydex Variable Trust.

     INVESTMENT  OBJECTIVE:  The Fund seeks to provide  capital  appreciation by investing in U.S. and foreign companies that are involved in the precious metals sector,  including exploration,  mining,  production and development,  and other precious metals-related services ("Precious Metals Companies"). The Fund invests substantially  all of  its  assets  in  equity  securities  of  Precious  Metals
Companies that are traded in the United States and foreign  countries.  Precious metals include gold, silver, platinum and other precious metals. Precious Metals
Companies include precious metal  manufacturers;  distributors of precious metal products,  such  as  jewelry,  metal  foil or  bullion;  mining  and  geological exploration  companies;  and companies which provide services to Precious Metals
Companies.  The  Fund may also  engage  in  futures  and  options  transactions, purchase  ADRs  and  U.S.  Government  securities,  and  enter  into  repurchase agreements.

     RYDEX RETAILING FUND.  Rydex Retailing Fund (the "Fund") is a series of the
Rydex Variable Trust.

     INVESTMENT  OBJECTIVE:   To  seek  capital  appreciation  by  investing  in
companies  engaged  in  merchandising  finished  goods and  services,  including department  stores,  restaurant  franchises,  mail  order  operations  and other companies involved in selling products to consumers ("Retailing Companies"). The
Fund invests substantially all of its assets in a portfolio of equity securities of Retailing  Companies that are traded in the United States.  The Fund may also invest in futures and options  transactions,  purchase ADRs and U.S.  Government securities, and enter into repurchase agreements.

     RYDEX  TECHNOLOGY  FUND.  Rydex Technology Fund (the "Fund") is a series of the Rydex Variable Trust.

     INVESTMENT  OBJECTIVE:   To  seek  capital  appreciation  by  investing  in
companies  that  are  involved  in the  technology  sector,  including  computer software and service  companies,  semiconductor  manufacturers,  networking  and
telecommunications   equipment   manufacturers,   PC  hardware  and  peripherals
companies  ("Technology  Companies").  The Fund invests substantially all of its assets in a portfolio of equity  securities  of  Technology  Companies  that are traded in the United  States.  The Fund may also  invest in futures  and options transactions,  purchase  ADRs and U.S.  Government  securities,  and enter  into repurchase agreements.

     RYDEX  TELECOMMUNICATIONS  FUND. Rydex Telecommunications Fund (the "Fund")
is a series of the Rydex Variable Trust.

     INVESTMENT  OBJECTIVE:   To  seek  capital  appreciation  by  investing  in
companies  engaged in the development,  manufacture,  or sale of  communications services or communications equipment ("Telecommunications  Companies"). The Fund invests  substantially  all of its assets in a portfolio of equity securities of
Telecommunications  Companies that are traded in the United States. The Fund may also  invest  in  futures  and  options  transactions,  purchase  ADRs  and U.S.
Government  securities,  and enter into  repurchase  agreements.  Although  many established  Telecommunications  Companies pay an  above-average  dividend,  the
Fund's  investment  decisions are primarily based on growth potential and not on income.

     RYDEX  TRANSPORTATION  FUND.  Rydex  Transportation  Fund (the "Fund") is a
series of the Rydex Variable Trust.

     INVESTMENT  OBJECTIVE:   To  seek  capital  appreciation  by  investing  in
companies engaged in providing  transportation  services or companies engaged in the  design,  manufacture,  distribution,  or sale of  transportation  equipment
("Transportation  Companies").  The Fund invests substantially all of its assets in a portfolio of equity securities of Transportation  Companies that are traded in the  United  States.  The  Fund  may  also  invest  in  futures  and  options transactions,  purchase  ADRs and U.S.  Government  securities,  and enter  into repurchase agreements.

     RYDEX UTILITIES FUND.  Rydex Utilities Fund (the "Fund") is a series of the
Rydex Variable Trust.

     INVESTMENT  OBJECTIVE:  The Fund seeks capital appreciation by investing in companies  that  operate  public  utilities  ("Utilities  Companies").  The Fund invests  substantially  all of its  assets in  equity  securities  of  Utilities
Companies that are traded in the United States.  Utilities Companies may include companies involved in the manufacturing,  production, generation,  transmission, distribution or sales of gas or electric energy;  water supply, waste and sewage disposal;  and  companies  that receive a majority of their  revenues from their public  utility  operations.  The Fund may also  engage in futures  and  options transactions,  purchase  ADRs and U.S.  Government  securities,  and enter  into repurchase agreements.

SBL FUND -- SBL Fund, an open-end  management  investment  company of the series type, is organized as a Kansas  corporation.  SBL Fund offers its shares only as investment  vehicles for variable  annuity and variable life insurance  products issued by Security Benefit.

     SERIES D (OPPENHEIMERFUNDS GLOBAL). Series D (OppenheimerFunds Global) (the
"Fund") is a series of SBL Fund. The investment manager for SBL Fund is Security
Management Company, LLC, a wholly owned subsidiary of Security Benefit. Security
Management   Company   has   entered   into  a   sub-advisory   agreement   with
OppenheimerFunds, Inc., which serves as the sub-adviser to the Fund.

     INVESTMENT OBJECTIVE: To seek long-term growth of capital primarily through investment in common stocks and  equivalents  of companies of foreign  countries and the United States. The Fund pursues its objective by investing, under normal circumstances, in a diversified portfolio of securities with at least 65% of its total assets in at least three countries, one of which may be the United States.
The Fund primarily  invests in foreign and domestic common stocks or convertible
stocks   of   growth-oriented   companies   considered   to  have   appreciation
possibilities. The Fund may actively trade its investments without regard to the length of time they have been owned by the Fund.  Investments in debt securities may be made in uncertain market conditions.

     To lower the risks of foreign  investing,  such as  currency  fluctuations,
OppenheimerFunds  diversifies broadly across countries and industries.  The Fund can buy and sell futures contracts (and options on such contracts) to manage its exposure to changes in securities  prices and foreign  currencies  and to adjust its exposure to certain markets.

STRONG OPPORTUNITY FUND II -- Strong Opportunity Fund II, Inc. (the "Fund") is a
diversified, open-end management investment company. Shares of the Fund are only offered and sold to the separate accounts of insurance companies for the purpose of funding variable annuity and variable life insurance contracts.  The Fund has entered into an Advisory Agreement with Strong Capital Management, Inc.

     INVESTMENT OBJECTIVE: To seek capital growth. The Fund invests primarily in stocks of  medium-capitalization  companies that the Fund's manager believes are under-priced,  yet have  attractive  growth  prospects.  The  manager  bases his analysis on a company's  "private market  value"--the price an investor would be willing to pay for the entire company given its  management,  financial  health, and growth  potential.  The manager  determines a company's private market value based on a fundamental  analysis of a company's  cash flows,  asset  valuations, competitive  situation,  and franchise value. To a limited extent,  the Fund may also invest in foreign  securities.  The manager may sell a stock when its price no longer  compares  favorably  with the company's  private  market  value.  The manager  may  invest  up to  30% of the  Fund's  assets  in  cash  or  cash-type securities  (high-quality,  short-term debt securities  issued by  corporations, financial  institutions,  or  the  U.S.  government)  as a  temporary  defensive position to avoid losses during adverse market conditions. This could reduce the benefit  to the fund if the  market  goes  up.  In this  case,  the fund may not achieve its investment goal.

FRANKLIN  TEMPLETON  VARIABLE  INSURANCE  PRODUCTS  TRUST -- Franklin  Templeton
Variable Insurance Products Trust is an open-end  management  investment company organized  as a  Massachusetts  business  trust  on  April  26,  1988.  Franklin
Templeton  Variable  Insurance  Products Trust shares are purchased by insurance companies to fund benefits under  variable life  insurance and variable  annuity contracts.

     TEMPLETON  DEVELOPING MARKETS SECURITIES FUND. Templeton Developing Markets
Securities Fund (the "Fund") is a portfolio of the Franklin  Templeton  Variable
Insurance  Products  Trust.  Templeton  Asset  Management  Ltd.  serves  as  the investment manager for the Fund.

     INVESTMENT OBJECTIVE: To seek long-term capital appreciation.  Under normal market  conditions,  the Fund will  invest  at least 65% of its total  assets in emerging market equity securities.  Emerging market securities generally include equity securities that trade in emerging markets or are issued by companies that derive  significant  revenue from goods,  services,  or sales produced,  or have their principal activities or significant assets, in emerging market countries.

     Emerging market countries generally include those considered to be emerging by the World Bank, the International Finance Corporation, the United Nations, or
the  countries'  authorities.  These  countries  are  typically  located  in the
Asia-Pacific region,  Eastern Europe, Central and South America, and Africa. The
Fund  may  from  time  to  time  have  significant  investments  in one or  more countries.

     In addition to its main investments,  the Fund may invest  significantly in securities of issuers in developed market countries.

     TEMPLETON INTERNATIONAL SECURITIES FUND. Templeton International Securities
Fund (the "Fund") is a portfolio of the Franklin  Templeton  Variable  Insurance
Products  Trust.  Templeton  Investment  Counsel,  Inc. serves as the investment manager for the Fund.

     INVESTMENT OBJECTIVE: To seek long-term capital growth. Under normal market conditions,  the Fund will  invest  at least  65% of its total  assets in equity securities of companies  located  outside the U.S.,  including those in emerging markets.  While there are no set percentage targets,  the Fund generally invests in large to medium cap companies with market  capitalization values (share price multiplied  by the number of common  stock shares  outstanding)  greater than $2 billion.

                         ADVISORDESIGNS VARIABLE ANNUITY

                       STATEMENT OF ADDITIONAL INFORMATION

                            DATE: MARCH ______, 2001

                  INDIVIDUAL FLEXIBLE PURCHASE PAYMENT DEFERRED
                            VARIABLE ANNUITY CONTRACT

                                    ISSUED BY
                     SECURITY BENEFIT LIFE INSURANCE COMPANY
                             700 SW HARRISON STREET
                            TOPEKA, KANSAS 66636-0001
                                 1-800-888-2461

                                MAILING ADDRESS:
                     SECURITY BENEFIT LIFE INSURANCE COMPANY
                                 P.O. BOX 750497
                            TOPEKA, KANSAS 66675-0497
                                 1-800-888-2461

This Statement of Additional  Information is not a prospectus and should be read in  conjunction  with the current  Prospectus  for the  AdvisorDesigns  Variable
Annuity dated March ______, 2001, as it may be supplemented from time to time. A copy  of the  Prospectus  may be  obtained  from  Security  Benefit  by  calling
1-800-888-2461 or by writing P.O. Box 750497, Topeka, Kansas 66675-0497.

                                TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

For a description of the Flexible  Purchase  Payment  Deferred  Variable Annuity
Contract (the "Contract"),  Security Benefit Life Insurance  Company  ("Security
Benefit"),  and the SBL Variable  Annuity Account XIV (the "Separate  Account"),
see  the  Prospectus.   This  Statement  of  Additional   Information   contains
information  that  supplements the information in the Prospectus.  Defined terms used in this Statement of Additional  Information have the same meaning as terms defined in the section entitled "Definitions" in the Prospectus.

SAFEKEEPING OF ASSETS -- Security  Benefit is responsible for the safekeeping of the assets of the  Subaccounts.  These  assets,  which  consist of shares of the
Underlying Funds in non-certificated  form, are held separate and apart from the assets of Security Benefit's General Account and its other separate accounts.

DISTRIBUTION OF THE CONTRACT

Security  Distributors,  Inc.  ("SDI"),  a  wholly-owned  subsidiary of Security
Benefit,  is Principal  Underwriter  of the  Contract.  SDI is  registered  as a broker/dealer  with the  Securities  and Exchange  Commission  ("SEC") under the
Securities  Exchange Act of 1934 and is a member of the National  Association of
Securities Dealers, Inc. ("NASD"). The offering of the Contracts is continuous.

Subject  to  arrangements  with  Security  Benefit,  the  Contract  is  sold  by independent  broker/dealers  who are members of the NASD and who become licensed to sell  variable  annuities  for  Security  Benefit,  and by certain  financial institutions.  SDI acts as principal  underwriter on behalf of Security  Benefit for  the  distribution  of  the  Contract.  SDI  is not  compensated  under  its
Distribution Agreement with Security Benefit.

The  compensation  payable by SDI under these  arrangements may vary, but is not expected  to exceed in the  aggregate  6.5% of  purchase  payments  and 0.25% of contract value on an annualized basis.

METHOD OF DEDUCTING THE EXCESS CHARGE

The minimum  mortality and expense risk charge of 0.85%, and the  administration charge, which ranges from 0.25% to 60%, on an annual basis, of each Subaccount's average  daily net assets,  are  factored  into the  accumulation  unit value or
"price" of each Subaccount on each Valuation Date.  Security Benefit deducts any mortality  and expense risk charge  above the minimum  charge and the charge for any optional Riders (the "Excess Charge") on a monthly basis.

Each  Subaccount  declares a monthly  dividend and Security  Benefit deducts the
Excess  Charge  from  this  monthly   dividend  upon  its  reinvestment  in  the
Subaccount.  The Excess Charge is a percentage of your Contract Value  allocated to the Subaccount as of the reinvestment date. The monthly dividend is paid only for the purpose of collecting the Excess Charge.  Assuming that you owe a charge above the  minimum  mortality  and expense  risk  charge and the  administration charge,  your Contract Value will be reduced in the amount of your Excess Charge upon  reinvestment  of  the  Subaccount's  monthly  dividend.  Security  Benefit reserves the right to compute and deduct the Excess Charge from each  Subaccount on each Valuation Date.

Security  Benefit will declare a dividend for each  Subaccount  on one Valuation
Date of each  calendar  month  ("Record  Date").  Security  Benefit will pay the dividend  on a  subsequent  Valuation  Date  ("Reinvestment  Date")  within five
Valuation  Dates of the Record Date.  Such dividend will be declared as a dollar amount per Accumulation Unit.

For each  Subaccount,  any  Owner as of the  Record  Date  will  receive  on the
Reinvestment Date a net dividend equal to:

1.   the amount of dividend per Accumulation Unit; times

2.   the number of  Accumulation  Units  allocated to the  Subaccount  as of the
     Record Date; less

3.   the amount of the Excess Charge for that Subaccount; provided that Security
     Benefit will not deduct any Excess Charge from the first dividend following the Contract Date.

The net dividend will be reinvested on the Reinvestment Date at the Accumulation
Unit Value determined as of the close of that date in Accumulation  Units of the
Subaccount.

An example of this  process is as follows.  Assuming  Contract  Value of $50,000 allocated to the  OppenheimerFunds  Global Subaccount and no Riders,  the Excess
Charge would be computed as follows:

---------------------------------------------- --- --------
Mortality and Expense Risk Charge..........         0.95%
Plus:  Optional Rider Charge...............     +    N/A
Less:  Minimum Charge......................     -   0.85%
                                                   -------
Excess Charge on an Annual Basis...........         0.10%
---------------------------------------------- --- --------

Further assuming 5,000 Accumulation Units with an Accumulation Unit Value of $10 per unit on  December  30 and a gross  dividend  of $0.25 per unit  declared  on
December 31 (Record Date), the net dividend amount would be as follows:

---------------------------------------------- --- --------------
Accumulation Unit Value as of
   Valuation Date before Record Date.......          $10.00
Accumulation Unit Value
   as of Reinvestment Date.................          $ 9.75
                                                      -----
Gross Dividend Per Unit....................          $ 0.25
Less:  Excess Charge Per Unit..............     -    $ 0.00085
                                                      --------
Net Dividend Per Unit......................          $ 0.24915
Times:  Number of Accumulation Units.......     x        5,000
                                                      --------
Net Dividend Amount........................          $1,245.75
---------------------------------------------- --- --------------

The  net  dividend  amount  would  be  reinvested  on the  Reinvestment  Date in
Accumulation  Units  of the  OppenheimerFunds  Global  Subaccount,  as  follows:
$0.24915 (net dividend per unit) divided by $9.75 (Accumulation Unit value as of the Reinvestment Date) times 5,000 Units equals 127.769  Accumulation  Units. On the Reinvestment  Date,  127.769  Accumulation Units are added to Contract Value for a total of 5,127.769  Accumulation  Units after the  dividend  reinvestment.
Contract Value on the Reinvestment Date is equal to 5,127.769 Accumulation Units times $9.75 (Accumulation Unit Value as of the Reinvestment Date) for a Contract
Value of $49,995.75 after the dividend reinvestment.

After the  Annuity  Start Date,  Security  Benefit  will deduct a mortality  and expense  risk charge of 1.25% under  Annuity  Options 1 through 4, 7 and 8. This charge is factored into the annuity unit values on each Valuation Date.  Monthly dividends  are payable after the Annuity Start Date only with respect to Annuity
Options 5 and 6.

LIMITS ON PURCHASE PAYMENTS PAID UNDER TAX-QUALIFIED RETIREMENT PLANS

SECTION  403(B) --  Contributions  to 403(b)  annuities are  excludable  from an employee's  gross  income  if they do not  exceed  the  smallest  of the  limits calculated under Sections 402(g), 403(b)(2), and 415 of the Code. The applicable limit will depend upon whether the  annuities  are  purchased  with  employer or employee  contributions.  Rollover contributions are not subject to these annual limits.

Section 402(g) generally limits an employee's salary reduction  contributions to a 403(b)  annuity to $10,500 a year. The $10,500 limit will be reduced by salary reduction  contributions to other types of retirement plans. An employee with at least 15 years of service  for a  "qualified  employer"  (i.e.,  an  educational organization,  hospital,  home health service agency, health and welfare service agency,  church or convention or association  of churches)  generally may exceed the $10,500 limit by $3,000 per year,  subject to an aggregate  limit of $15,000 for all years.

Section  403(b)(2)  provides an overall  limit on employer and  employee  salary reduction contributions that may be made to a 403(b) annuity.  Section 403(b)(2)
generally  provides  that the maximum  amount of  contributions  an employee may exclude from his or her gross income in any taxable year is equal to the excess, if any, of:

     (i)  the amount determined by multiplying 20% of the employee's  includable compensation  by the  number of his or her years of  service  with the employer, over

     (ii) the total amount  contributed  to  retirement  plans  sponsored by the employer,  that were  excludable from his or her gross income in prior years.

Section  415(c)  also  provides an overall  limit on the amount of employer  and employee salary reduction contributions to a Section 403(b) annuity that will be excludable  from an  employee's  gross  income in a given year.  Generally,  the
Section  415(c)  limit is the  lesser of 35,000,  or (ii) 25% of the  employee's annual compensation.

SECTION  408 --  Premiums  (other  than  rollover  contributions)  paid  under a
Contract used in connection with an individual  retirement annuity (IRA) that is described in Section 408 of the Internal  Revenue Code are subject to the limits on  contributions  to IRA's under Section  219(b) of the Internal  Revenue Code.
Under  Section   219(b)  of  the  Code,   contributions   (other  than  rollover
contributions)  to an IRA are  limited  to the  lesser of $2,000 per year or the
Owner's annual  compensation.  Spousal IRAs allow an owner and his or her spouse to contribute up to $2,000 to their  respective IRAs so long as joint tax return is filed and joint  income is $4,000 or more.  The  maximum  amount  the  higher compensated  spouse may  contribute for the year is the lesser of $2,000 or 100%
of that  spouse's  compensation.  The maximum the lower  compensated  spouse may contribute  is  the  lesser  of  (i)  $2,000  or  (ii)  100%  of  that  spouse's
compensation  plus  the  amount  by  which  the  higher   compensated   spouse's
compensation exceeds the amount the higher compensated spouse contributes to his or her IRA.  The  extent to which an Owner may  deduct  contributions  to an IRA depends on the gross  income of the Owner and his or her spouse for the year and whether either is an "active  participant" in an  employer-sponsored  retirement plan.

Premiums under a Contract used in connection with a simplified  employee pension plan described in Section 408 of the Internal Revenue Code are subject to limits under Section  402(h) of the Internal  Revenue Code.  Section  402(h)  currently limits employer contributions and salary reduction  contributions (if permitted)
under  a  simplified  employee  pension  plan  to the  lesser  of (a) 15% of the compensation  of the participant in the Plan, or (b) $35,000.  Salary  reduction contributions, if any, are subject to additional annual limits.

PERFORMANCE INFORMATION

Performance  information for the Subaccounts of the Separate Account,  including the yield and total  return of all  Subaccounts,  may appear in  advertisements, reports, and promotional literature provided to current or prospective Owners.

Quotations of yield for the Rydex Money Market  Subaccount  will be based on the change in the  value,  exclusive  of  capital  changes  and  income  other  than investment income, of a hypothetical  investment in a Contract over a particular seven day period,  less a hypothetical  charge  reflecting  deductions  from the
Contract during the period (the "base period") and stated as a percentage of the investment at the start of the base period (the "base period return").  The base period return is then  annualized by  multiplying  by 365/7,  with the resulting yield figure  carried to at least the nearest one hundredth of one percent.  Any quotations of effective yield for the Rydex Money Market  Subaccount assume that all dividends received during an annual period have been reinvested. Calculation of "effective yield" begins with the same "base period return" used in the yield calculation,  which is then annualized to reflect weekly compounding pursuant to the following formula:

              Effective Yield = [(Base Period Return + 1)^365/7] - 1

Quotations  of yield for the  Subaccounts,  other  than the Rydex  Money  Market
Subaccount,  will be based on all investment income per Accumulation Unit earned during a particular 30-day period, less expenses accrued during the period ("net investment  income"),  and will be computed by dividing net investment income by the value of the Accumulation  Unit on the last day of the period,  according to the following formula:

                           YIELD = 2[(a-b + 1)^6 - 1]
                                      ---
                                      cd

where a = net investment  income earned during the period by the Underlying Fund attributable to shares owned by the Subaccount,

         b =   expenses accrued for the period (net of any reimbursements),

         c =   the average daily number of Accumulation Units outstanding during the period that were entitled to receive dividends, and

         d =   the maximum offering price per Accumulation Unit on  the last day of the period.

Quotations of average annual total return for any  Subaccount  will be expressed in terms of the  average  annual  compounded  rate of return  of a  hypothetical investment  in a Contract over a period of one, five and ten years (or, if less, up to the life of the Subaccount), calculated pursuant to the following formula:
P(1 + T) n = ERV (where P = a hypothetical  initial  payment of $1,000,  T = the average  annual  total  return,  n = the  number of years,  and ERV = the ending redeemable  value of a hypothetical  $1,000 payment made at the beginning of the period).  Quotations  of total  return  may  simultaneously  be shown  for other
periods  and  will  include  total  return  for  periods   beginning   prior  to
availability  of the  Contract.  Such total  return  figures  are based upon the performance of the respective  Underlying Funds, adjusted to reflect the maximum charges imposed under the Contract.

Average  annual  total  return  figures  reflect  the  deduction  of the maximum mortality and expense risk and optional Rider charges of 1.853.10%,  the maximum administration  charge of 0.60%, the account  administration  charge of $30, and the contingent deferred sales charge. Total return figures may be quoted that do not  reflect  deduction  of the  contingent  deferred  sales  charge and account administration  charge of $30;  provided  that such  figures do not  reflect the addition of any Credit  Enhancement.  The  contingent  deferred sales charge and account  administration  charge  if  reflected  would  lower the level of return quoted.  Total return figures that do not reflect  deduction of all charges will be accompanied by total return figures that reflect such charges.

Total return  figures also may be quoted that assume the Owner has  purchased an
Extra  Credit  Rider  and,  as  such,   will  reflect  any   applicable   Credit
Enhancements; however, such total return figures will also reflect the deduction of any contingent deferred sales charge.

Quotations of total return for any  Subaccount  of the Separate  Account will be based on a hypothetical  investment in an Account over a certain period and will be computed by subtracting  the initial value of the investment  from the ending value and dividing the  remainder by the initial value of the  investment.  Such quotations of total return will reflect the deduction of all applicable  charges to the  contract  and the  separate  account  (on an annual  basis)  except  the applicable contingent deferred sales charge.

Performance  information  for a  Subaccount  may be  compared,  in  reports  and promotional  literature,  to: (i) the  Standard & Poor's 500 Stock  Index  ("S&P
500"),   Dow  Jones   Industrial   Average   ("DJIA"),   Donoghue  Money  Market
Institutional  Averages,  the Lehman Brothers  Government  Corporate  Index, the
Morgan Stanley Capital  International's EAFE Index or other indices that measure performance  of a pertinent  group of securities so that investors may compare a
Subaccount's  results  with those of a group of  securities  widely  regarded by
investors  as   representative   of  the   securities   markets  in  general  or
representative  of a particular  type of security;  (ii) other variable  annuity separate  accounts,  insurance  products  funds,  or other  investment  products tracked by Lipper Analytical  Services,  a widely used independent research firm which ranks mutual funds and other investment  companies by overall performance, investment  objectives,  and assets, or tracked by The Variable Annuity Research and Data Service ("VARDS"),  an independent service which monitors and ranks the
performance  of  variable   annuity  issues  by  investment   objectives  on  an
industry-wide  basis or tracked by other  services,  companies,  publications or persons  who rank such  investment  companies  on overall  performance  or other criteria;  and (iii) the Consumer  Price Index (measure for inflation) to assess the real rate of return from an investment in the  Contract.  Unmanaged  indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

Performance  information  for any Subaccount  reflects only the performance of a hypothetical  Contract  under which an Owner's  Contract Value is allocated to a
Subaccount  during a particular time period on which the calculations are based.
Performance  information  should  be  considered  in  light  of  the  investment objectives and policies,  characteristics  and quality of the Underlying Fund in which the Subaccount  invests,  and the market  conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

Reports and promotional  literature may also contain other information including
(i) the ranking of any  Subaccount  derived  from  rankings of variable  annuity separate  accounts,  insurance  products  funds,  or other  investment  products tracked by Lipper  Analytical  Services or by other rating services,  companies, publications,  or other persons who rank separate  accounts or other  investment products  on overall  performance  or other  criteria,  and (ii) the effect of a tax-deferred  compounding on a Subaccount's  investment  returns,  or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include  a  comparison,  at  various  points  in  time,  of the  return  from an investment  in a  Contract  (or  returns in  general)  on a  tax-deferred  basis
(assuming one or more tax rates) with the return on a taxable basis.

EXPERTS

The consolidated financial statements of Security Benefit Life Insurance Company and  Subsidiaries at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, appearing in this Statement of Additional
Information have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing  elsewhere  herein,  and are included in reliance  upon such reports  given upon the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

The consolidated  balance sheets of Security Benefit Life Insurance  Company and
Subsidiaries  as of  December  31,  2000 and 1999 and the  related  consolidated statements of income,  changes in stockholder's  equity, and cash flows for each of the three years in the period ended  December 31, 2000, are set forth herein, starting on page 8.

The consolidated financial statements of Security Benefit Life Insurance Company
and   Subsidiaries,   which  are  included  in  this   Statement  of  Additional
Information,  should be  considered  only as bearing on the  ability of Security
Benefit  to meet  its  obligations  under  the  Contracts.  They  should  not be considered as bearing on the  investment  performance  of the assets held in the
Separate Account.

            Security Benefit Life Insurance Company and Subsidiaries
                        Consolidated Financial Statements
                  Years ended December 31, 2000, 1999 and 1998

                                    CONTENTS

                                                                            PAGE

Report of Independent Auditors...........................................     2
Audited Consolidated Financial Statements

                         Report of Independent Auditors

The Board of Directors
Security Benefit Life Insurance Company

We have audited the accompanying consolidated balance sheets of Security Benefit
Life Insurance Company and Subsidiaries (the Company), an indirect, wholly-owned subsidiary of Security Benefit Mutual Holding  Company,  as of December 31, 2000
and  1999,  and the  related  consolidated  statements  of  income,  changes  in stockholder's  equity and cash  flows for each of the three  years in the period ended December 31, 2000. These financial  statements are the  responsibility  of the Company's  management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable  assurance about whether the financial  statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting  the amounts and  disclosures in the financial  statements.  An audit also includes assessing the accounting principles used and significant estimates made by  management,  as well as  evaluating  the  overall  financial  statement presentation.  We believe  that our audits  provide a  reasonable  basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all material respects,  the consolidated  financial position of Security Benefit
Life Insurance  Company and  Subsidiaries at December 31, 2000 and 1999, and the
consolidated  results of their  operations  and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                                               Ernst & Young LLP

Kansas City, Missouri
February 2, 2001

            Security Benefit Life Insurance Company and Subsidiaries
                           Consolidated Balance Sheets
                                 (IN THOUSANDS)

                                                             DECEMBER 31
                                                         2000           1999
                                                      --------------------------
ASSETS
Investments:
  Securities available-for-sale:
    Fixed maturities...............................   $2,289,173     $2,292,899
    Equity securities..............................      241,639        302,613
  Fixed maturities held-to-maturity................      138,555        157,772
  Equity securities, trading.......................       19,112         14,925
  Mortgage loans...................................       12,128         23,468
  Policy loans.....................................      109,211         91,800
  Cash.............................................       56,282         17,785
  Short-term investments...........................       18,145         18,002
  Other invested assets............................       29,768         28,139
                                                      --------------------------
Total investments..................................    2,914,013      2,947,403

Accrued investment income..........................       35,415         35,288
Accounts receivable................................       11,558         35,175
Reinsurance recoverable............................      423,421        413,146
Property and equipment, net........................       24,052         10,176
Deferred policy acquisition costs..................      290,656        227,415
Other assets.......................................       21,076         18,452
Separate account assets............................    4,589,156      5,051,367
                                                      --------------------------
                                                      $8,309,347     $8,738,422
                                                      ==========================
LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Policy reserves and annuity account values.......   $2,860,320     $2,958,813
  Policy and contract claims.......................        8,101          7,350
  Other policyholder funds.........................       22,007         19,878
  Accounts payable and accrued expenses............       68,438         57,668
  Income taxes payable.............................       29,222         27,812
  Deferred income tax liability....................       28,588         35,828
  Long-term debt and other borrowings..............      105,000         55,000
  Other liabilities................................       14,976         17,457
  Separate account liabilities.....................    4,589,156      5,051,367
                                                      --------------------------
Total liabilities..................................    7,725,808      8,231,173

Stockholder's equity:
  Common stock, $10 par value; 1,000,000 shares
    authorized; 700,010 issued and outstanding.....        7,000          7,000
  Accumulated other comprehensive loss, net........      (25,031)       (31,221)
  Retained earnings................................      601,570        531,470
                                                      --------------------------
Total stockholder's equity.........................      583,539        507,249
                                                      --------------------------
                                                      $8,309,347     $8,738,422
                                                      ==========================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

            Security Benefit Life Insurance Company and Subsidiaries
                        Consolidated Statements of Income
                                 (IN THOUSANDS)

                                                           YEAR ENDED DECEMBER 31
                                                        2000       1999        1998
                                                      --------------------------------
Revenues:
  Insurance premiums and other considerations......   $ 26,871   $ 22,320    $ 22,698
  Net investment income............................    208,633    197,460     174,787
  Asset based fees.................................    117,007    102,643      88,721
  Other product charges............................     17,795     12,349       9,801
  Realized gains...................................      2,152     10,232       5,414
  Other revenues...................................      8,438     11,251       8,276
                                                      --------------------------------
Total revenues.....................................    380,896    356,255     309,697

Benefits and expenses:
  Annuity benefits:
    Interest credited to account balances..........    125,103    115,953      98,237
    Benefit claims in excess of account balances...         79      2,068       4,588
  Traditional life insurance benefits..............     11,020     13,784      12,617
  Supplementary contract payments..................         31        714       1,008
  Increase (decrease) in traditional life reserves.      3,209       (667)       (232)
  Other benefits...................................     22,295     13,336      11,765
                                                      --------------------------------
Total benefits.....................................    161,737    145,188     127,983

Commissions and other operating expenses...........     84,396     80,661      65,890
Amortization of deferred policy acquisition costs..     35,873     27,387      25,447
Interest expense...................................      5,602      4,765       5,075
Other expenses.....................................      4,885      4,815       3,354
                                                      --------------------------------
Total benefits and expenses........................    292,493    262,816     227,749
                                                      --------------------------------

Income before income taxes.........................     88,403     93,439      81,948
Income taxes.......................................     18,303     23,988      22,361
                                                      --------------------------------
Net income.........................................   $ 70,100   $ 69,451    $ 59,587
                                                      ================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

            Security Benefit Life Insurance Company and Subsidiaries
           Consolidated Statements of Changes in Stockholder's Equity
                                 (IN THOUSANDS)

                                            ACCUMULATED
                                               OTHER
                                COMMON     COMPREHENSIVE     RETAINED
                                STOCK      INCOME (LOSS)     EARNINGS      TOTAL
                                ----------------------------------------------------
Balance at January 1, 1998...   $  ---         $ 25,449      $409,432      $434,881
  Common stock issued........    7,000              ---        (7,000)          ---
  Comprehensive income:
    Net income...............      ---              ---        59,587        59,587
    Unrealized gains, net....      ---            4,651           ---         4,651
                                                                            -------
  Comprehensive income.......                                                64,238
                                ----------------------------------------------------
Balance at December 31, 1998.    7,000           30,100       462,019       499,119
  Comprehensive income:
    Net income...............      ---              ---        69,451        69,451
    Unrealized losses, net...      ---          (61,321)          ---       (61,321)
                                                                            -------
  Comprehensive income.......                                                 8,130
                                ----------------------------------------------------
Balance at December 31, 1999.    7,000          (31,221)      531,470       507,249
  Comprehensive income:
    Net income...............      ---              ---        70,100        70,100
    Unrealized gains, net....      ---            6,190           ---         6,190
                                                                            -------
  Comprehensive income.......                                                76,290
                                ----------------------------------------------------
Balance at December 31, 2000.   $7,000         $(25,031)     $601,570      $583,539
                                ====================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

            Security Benefit Life Insurance Company and Subsidiaries
                      Consolidated Statements of Cash Flows
                                 (IN THOUSANDS)

                                                           YEAR ENDED DECEMBER 31
                                                       2000         1999         1998
                                                    ------------------------------------
OPERATING ACTIVITIES
Net income                                          $  70,100    $  69,451    $  59,587
Adjustments to reconcile net income
to net cash provided by operating activities:
  Annuity and interest sensitive life products:
    Interest credited to account balances........     125,103      115,953       98,237
    Charges for mortality and administration.....         ---          ---         (297)
  Increase (decrease) in traditional
    life policy reserves.........................       3,209         (667)        (232)
  Increase in accrued investment income..........        (127)      (3,548)      (1,706)
  Policy acquisition costs deferred..............     (40,322)     (41,592)     (34,068)
  Policy acquisition costs amortized.............      35,873       27,387       25,447
  Accrual of discounts on investments............      (1,900)      (2,257)      (2,708)
  Amortization of premiums on investments........       3,924        4,962        8,452
  Depreciation and amortization..................       3,616        4,901        4,441
  Net purchases of equity securities, trading....      (7,341)      (1,879)        (520)
  Realized gains.................................      (2,152)     (10,232)      (5,414)
  Other..........................................      28,346       (8,775)      16,078
                                                    ------------------------------------
Net cash provided by operating activities........     218,329      153,704      167,297

INVESTING ACTIVITIES
Sale, maturity or repayment of investments:
  Fixed maturities available-for-sale............     166,201      349,219      436,773
  Fixed maturities held-to-maturity..............      19,217      107,475      157,729
  Equity securities available-for-sale...........     104,410       60,578       13,293
  Mortgage loans.................................      12,161       35,239        8,924
  Other invested assets..........................         902        2,882        2,929
                                                    ------------------------------------
                                                      302,891      555,393      619,648
Acquisition of investments:
  Fixed maturities available-for-sale............    (113,751)    (653,078)    (878,753)
  Fixed maturities held-to-maturity..............         ---         (964)      (1,287)
  Equity securities, available-for-sale..........     (65,600)    (179,916)     (42,641)
  Mortgage loans.................................        (778)      (1,132)      (2,054)
  Increase in short-term investments, net........         (22)     (17,994)         ---
  Other invested assets..........................      (4,018)     (12,947)      (7,441)
                                                    ------------------------------------
                                                     (184,169)    (866,031)    (932,176)

Purchase of property and equipment...............     (17,515)      (2,191)      (5,373)
Proceeds from sales of property and equipment....         ---       20,750          ---
Net increase in policy loans.....................      (2,082)      (3,415)      (2,627)
Net cash transferred per coinsurance agreement...     (30,439)         ---          ---
                                                    ------------------------------------
Net cash provided by (used in)
  investing activities...........................      68,686     (295,494)    (320,528)

            Security Benefit Life Insurance Company and Subsidiaries
                Consolidated Statements of Cash Flows (continued)
                                 (IN THOUSANDS)

                                                           YEAR ENDED DECEMBER 31
                                                       2000         1999         1998
                                                    ------------------------------------
FINANCING ACTIVITIES
Increase (decrease) in long-term
  debt and other borrowings......................   $  50,000    $  (5,000)   $  (5,000)
Deposits credited to account balances............     525,727      973,096      482,971
Withdrawals from account balances................    (824,245)    (836,940)    (327,217)
                                                    ------------------------------------
Net cash provided by (used in)
  financing activities...........................    (248,518)     131,156      150,754
                                                    ------------------------------------

Increase (decrease) in cash......................      38,497      (10,634)      (2,477)
Cash at beginning of year........................      17,785       28,419       30,896
                                                    ------------------------------------
Cash at end of year..............................   $  56,282    $  17,785    $  28,419
                                                    ====================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest.......................................   $   5,320    $   4,741    $   5,443
                                                    ====================================
  Income taxes...................................   $  20,433    $  25,019    $   8,269
                                                    ====================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

            Security Benefit Life Insurance Company and Subsidiaries
                   Notes to Consolidated Financial Statements
                                December 31, 2000

 1.  SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS AND ORGANIZATION -- The operations of Security Benefit
     Life Insurance  Company (SBL or the Company) consist primarily of marketing and  distributing  annuities,  mutual  funds,  life  insurance  and related products  throughout the United States. The Company and/or its subsidiaries offer a diversified portfolio of investment products comprised primarily of individual and group  annuities and mutual fund products  through  multiple distribution channels.

     On July 31,  1998,  the  Company  converted  from a mutual  life  insurance company to a stock life insurance  company under a mutual  holding  company structure pursuant to a Plan of Conversion (the Conversion).  In connection with the  Conversion,  Security  Benefit Corp.  (SBC),  a Kansas  domiciled intermediate  stock holding  company,  and Security  Benefit Mutual Holding
     Company (SBMHC), a Kansas domiciled mutual holding company, were formed. On the same date, all of the initial shares of common stock of SBL, except for shares issued to SBL  Directors in accordance  with Kansas law, were issued to SBC. In addition,  all of the initially issued shares of common stock of
     SBC,  consisting  of 1,000 shares of Class B common  stock,  were issued to
     SBMHC. As a result of the Conversion,  SBMHC indirectly owned,  through its ownership  of SBC,  all of the issued and  outstanding  common stock of SBL
     (except shares required by law to be held by SBL Directors).  In accordance with  Kansas  law,  SBMHC must at all times hold at least 51% of the voting stock of SBC.

     BASIS OF PRESENTATION-- The consolidated  financial  statements include the operations  and  accounts of the Company  and its  subsidiaries,  including
     Security  Management  Company,  LLC and Security Benefit Group, Inc. (which includes First Security  Benefit Life Insurance and Annuity  Company of New
     York;  Security  Distributors,  Inc.;  Security Benefit Academy,  Inc.; and
     Security Financial Resources,  Inc.). Significant intercompany transactions have been eliminated in consolidation.

     USE OF ESTIMATES -- The  preparation of consolidated  financial  statements requires  management to make estimates and assumptions  that affect amounts reported in the consolidated  financial  statements and accompanying notes.
     Actual results could differ from those estimates.

     INVESTMENTS -- Fixed  maturities are classified as either  held-to-maturity or available-for-sale.  Fixed maturities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity.  Held-to-maturity  securities  are stated at  amortized  cost, adjusted for amortization of premiums and accrual of discounts. The Company holds certain equity securities,  classified as trading,  which are related to certain liabilities.  These securities are stated at fair value with the change  in  fair  value  reported  as  realized  gains  or  losses  in  the consolidated statements of income.

     Fixed maturities not classified as  held-to-maturity  and equity securities not classified as trading are classified as available-for-sale.  Securities available-for-sale are reported in the accompanying  consolidated financial statements at fair value. Any changes in the fair value of these securities are reflected as a component of accumulated other  comprehensive  income or loss. These unrealized gains or losses in accumulated  other  comprehensive income or loss are reported net of taxes and adjustments to deferred policy acquisition  costs.  Equity  securities  are  comprised  of common  stocks, nonredeemable preferred stocks and mutual funds.

     The  amortized  cost of fixed  maturities is adjusted for  amortization  of premiums and accrual of discounts.  Premiums and  discounts are  recognized over the estimated  lives of the assets  adjusted for prepayment  activity.
     Distributions  from mutual  funds are  included in net  investment  income.
     Realized  gains  and  losses  on sales of  investments  are  recognized  in revenues on the  specific-identification  method.  The  carrying  values of investments are reviewed on an ongoing basis for credit  deterioration.  If this  review  indicates  a  decline  in  market  value  that is other  than temporary,  the  carrying  value of the  investment  is reduced to its fair value and a specific writedown is taken.

     Mortgage loans are reported at amortized cost. Policy loans are reported at unpaid  principal.  Investments  accounted for by the equity method include investments in, and advances to, various joint ventures and partnerships.

     The  operations of the Company are subject to risk  resulting from interest rate  fluctuations  to the extent  that there is a  difference  between the
     amount  of  the  Company's   interest-earning  assets  and  the  amount  of
     interest-bearing liabilities that are prepaid/withdrawn,  mature or reprice
     in  specified   periods.   The   principal   objective  of  the   Company's
     asset/liability  management  activities is to provide maximum levels of net investment income while maintaining  acceptable levels of interest rate and liquidity risk and while facilitating the funding needs of the Company. The
     Company may periodically use derivative financial instruments to modify its interest rate  sensitivity to levels deemed to be appropriate  based on the
     Company's current economic outlook.  Such derivative financial  instruments
     are   for   purposes   other   than   trading   and   are   classified   as
     available-for-sale. Accordingly, these instruments are stated at fair value with the change in fair value reported as a component of accumulated  other comprehensive income or loss.

     Cash includes cash on hand, money market mutual funds and other investments with initial maturities of less than 90 days.

     Short-term  investments  are carried at market  value and  represent  fixed maturity  securities  with initial  maturities  of greater than 90 days but less than one year.

     DEFERRED POLICY  ACQUISITION COSTS -- To the extent recoverable from future policy  revenues and gross  profits,  commissions  and other  policy-issue,
     underwriting   and  selling  costs  that  are  primarily   related  to  the
     acquisition  or renewal of deferred  annuity  business have been  deferred.
     Deferred  policy  acquisition  costs are  amortized  in  proportion  to the present value  (discounted at the crediting rate) of expected gross profits from  investment,  mortality  and expense  margins.  That  amortization  is adjusted  retrospectively when estimates of current or future gross profits to be  realized  from a group of  products  are  revised.  Deferred  policy acquisition costs are adjusted for the impact on estimated gross profits of net unrealized gains and losses on securities.

     The present value of future profits  (PVFP) related to reinsurance  assumed in 2000 (see NOTE 4) is included in deferred policy acquisition costs. PVFP reflects  the  estimated  fair  value  of  acquired  annuity  business  and represents the  acquisition  cost that was allocated to the value of future cash flows from insurance  contracts  existing at the date of  acquisition.
     Such value is the present value of the actuarially determined projected net cash flows from the acquired insurance contracts.

     PVFP is  amortized  over the lives of the  acquired  insurance  business in
     force  in  a  manner   consistent  with  amortization  of  deferred  policy
     acquisition costs. An analysis of the PVFP asset account is presented below for the year ended December 31, 2000 (IN THOUSANDS):

                  Balance, beginning of year.........   $ --x
                  Acquisition........................    80,225
                  Imputed interest...................     2,847
                  Amortization.......................    (3,075)
                                                        -------
                  Balance, end of year...............   $79,997
                                                        =======

     Based on current conditions and assumptions as to future events on acquired contracts in force,  the Company  expects that the net  amortization of the
     December 31, 2000 PVFP balance will be approximately 1% in 2001 and between
     5% and 7% in each of the years 2002 through 2005. The interest rate used to determine the amount of imputed  interest on the  unamortized  PVFP balance approximates 7%.

     PROPERTY AND  EQUIPMENT -- Property and  equipment,  including  home office real estate,  furniture  and  fixtures,  and  data-processing  hardware and related systems, are recorded at cost, less accumulated  depreciation.  The provision for  depreciation of property and equipment is computed using the straight-line  method over the estimated lives of the related  assets.  The
     Company sold its home office  building and  furniture  and equipment to the state of Kansas in 1999 under a sale-leaseback agreement, see NOTE 11.

     SEPARATE  ACCOUNTS -- The separate account assets and liabilities  reported in the  accompanying  consolidated  balance sheets represent funds that are separately  administered  for the benefit of  contractholders  who bear the investment risk. The separate account assets and liabilities are carried at fair value.  Revenues and expenses  related to separate  account assets and liabilities,  to the extent of benefits  paid or  provided to the  separate account  contractholders,  are  excluded  from the amounts  reported in the consolidated  statements of income.  Investment  income and gains or losses arising from separate accounts accrue directly to the contractholders  and, therefore,  are not  included in  investment  earnings in the  accompanying consolidated  statements  of  income.  Revenues  to the  Company  from  the separate  accounts  consist  principally of contract  maintenance  charges, administrative fees, and mortality and expense risk charges.

     POLICY RESERVES AND ANNUITY ACCOUNT VALUES -- Liabilities for future policy
     benefits  for   traditional   life  products  are  computed   using  a  net
     level-premium  method,  including  assumptions  as  to  investment  yields, mortality and withdrawals,  and other assumptions that approximate expected experience.

     Liabilities  for future  policy  benefits for interest  sensitive  life and deferred annuity  products  represent  accumulated  contract values without reduction for potential  surrender charges that are amortized over the life of the  policy.  Interest  on  accumulated  contract  values is credited to contracts as earned. Crediting rates ranged from 4.0% to 12.0% during 2000, from 3.4% to 12.0% during 1999 and from 3.4% to 8.0% during 1998.

     INCOME TAXES -- Deferred  income tax assets and  liabilities are determined based on differences  between the financial  reporting and income tax bases of assets and  liabilities and are measured using the enacted tax rates and laws.  Deferred  income tax expenses or credits  reflected in the Company's consolidated  statements of income are based on the changes in deferred tax assets or liabilities from period to period (excluding unrealized gains and losses on  securities  available-for-sale  and the  change  in the  related valuation allowance).

     RECOGNITION OF REVENUES --  Traditional  life  insurance  products  include whole life insurance,  term life insurance and certain annuities.  Premiums for  these  traditional  products  are  recognized  as  revenues  when due.
     Revenues from deferred  annuities consist of policy charges for the cost of insurance,  policy  administration  charges and surrender  charges assessed against contractholder account balances during the period.

     FAIR  VALUES  OF  FINANCIAL   INSTRUMENTS  --  The  following  methods  and
     assumptions  were  used  by  the  Company  in  estimating  its  fair  value disclosures for financial instruments:

          Cash and short-term investments:  The carrying amounts reported in the consolidated  balance sheets for these  instruments  approximate their fair values.

          Investment  securities:  Fair values for fixed maturities are based on quoted market prices if available.  For fixed  maturities not actively
          traded,   fair  values  are  estimated   using  values  obtained  from
          independent  pricing  services or  estimated by  discounting  expected future cash flows using a current market rate applicable to the yield, credit  quality and maturity of the  investments.  The fair values for equity securities are based on quoted market prices.

          Mortgage  loans and policy loans:  Fair values for mortgage  loans and policy loans are estimated  using  discounted cash flow analyses based on market  interest  rates for similar loans to borrowers with similar credit ratings. Loans with similar  characteristics are aggregated for purposes of the  calculations.  The carrying  amounts  reported in the consolidated balance sheets approximate their fair values.

          Investment-type  contracts:  Fair values for the Company's liabilities under  investment-type  insurance  contracts are  estimated  using the assumption  reinsurance method, whereby the amount of statutory profit the assuming  company would  realize from the business is  calculated.
          Those  amounts are then  discounted  at a rate of return  commensurate with the rate presently offered by the Company on similar contracts.

          Long-term  debt:  Fair values for long-term  debt are estimated  using discounted  cash flow analyses  based on current  borrowing  rates for similar types of borrowing arrangements.

     PENDING   ADOPTION  OF  NEW  ACCOUNTING   PRONOUNCEMENT  --  The  Financial
     Accounting   Standards  Board  issued  Statement  of  Financial  Accounting
     Standards  (SFAS) No.  133,  "Accounting  for  Derivative  Instruments  and
     Hedging  Activities," which establishes  accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. SFAS No. 133 requires that an entity
     recognize  all   derivatives   as  either  assets  or  liabilities  in  the
     consolidated  balance  sheets and measure those  instruments at fair value.
     The accounting for changes in the fair value of a derivative under SFAS No.
     133  depends  on the  intended  use  of  the  derivative  and  its  hedging designation.  The  Company is  required  to adopt  SFAS No.  133  effective
     January  1,  2001.  The  adoption  of SFAS No. 133 will not have a material impact on the  Company's  results of  operations,  liquidity  or  financial position.

     RECLASSIFICATIONS   --  Certain   amounts   from  prior   years  have  been
     reclassified to conform to the current year presentation.

 2.  INVESTMENTS

     Information as to the amortized cost,  gross  unrealized  gains and losses, and  fair  values,  determined  as set  forth  in NOTE 1, of the  Company's portfolio of fixed maturities and equity securities  available-for-sale and fixed  maturities  held-to-maturity  at  December  31,  2000 and 1999 is as follows:

                                                         DECEMBER 31, 2000
                                         -------------------------------------------------
                                                        GROSS        GROSS
                                          AMORTIZED   UNREALIZED   UNREALIZED
                                            COST        GAINS        LOSSES     FAIR VALUE
                                         -------------------------------------------------
                                                          (IN THOUSANDS)
     AVAILABLE-FOR-SALE
     U.S. Treasury securities and
       obligations of U.S. government
       corporations and agencies......   $  146,438    $   566       $   610    $  146,394
     Obligations of states and
       political subdivisions.........       21,560        366             1        21,925
     Corporate securities.............    1,134,633      5,758        60,112     1,080,279
     Mortgage-backed securities.......      837,519     10,375         6,639       841,255
     Asset-backed securities..........      199,283      1,276         1,239       199,320
                                         -------------------------------------------------
     Totals...........................   $2,339,433    $18,341       $68,601    $2,289,173
                                         =================================================

     Equity securities................   $  238,051    $20,386       $16,798    $  241,639
                                         =================================================

     HELD-TO-MATURITY
     Obligations of states and
       political subdivisions.........   $   39,547    $   511       $   150    $   39,908
     Corporate securities.............       77,179      2,248           971        78,456
     Mortgage-backed securities.......       18,438        730           ---        19,168
     Asset-backed securities..........        3,391          1             5         3,387
                                         -------------------------------------------------
     Totals...........................   $  138,555    $ 3,490       $ 1,126    $  140,919
                                         =================================================

                                                         DECEMBER 31, 1999
                                         -------------------------------------------------
                                                        GROSS        GROSS
                                          AMORTIZED   UNREALIZED   UNREALIZED
                                            COST        GAINS        LOSSES     FAIR VALUE
                                         -------------------------------------------------
                                                          (IN THOUSANDS)
     AVAILABLE-FOR-SALE
     U.S. Treasury securities and
       obligations of U.S. government
       corporations and agencies......   $  217,050    $    95      $  7,403    $  209,742
     Obligations of states and
       political subdivisions.........       24,094        203           567        23,730
     Corporate securities.............    1,152,870      2,503        66,602     1,088,771
     Mortgage-backed securities.......      806,045        659        32,402       774,302
     Asset-backed securities..........      200,258         22         3,926       196,354
                                         -------------------------------------------------
     Totals...........................   $2,400,317    $ 3,482      $110,900    $2,292,899
                                         =================================================

     Equity securities................   $  265,270    $42,998      $  5,655    $  302,613
                                         =================================================

     HELD-TO-MATURITY
     Obligations of states and
       political subdivisions.........   $   43,747    $   ---      $  1,202    $   42,545
     Corporate securities.............       79,541      1,053         2,225        78,369
     Mortgage-backed securities.......       28,815        507            13        29,309
     Asset-backed securities..........        5,669        ---            30         5,639
                                         -------------------------------------------------
     Totals...........................   $  157,772    $ 1,560      $  3,470    $  155,862
                                         =================================================

     The following  amounts were included in other  comprehensive  income (loss)
     for the years ended December 31, 2000, 1999 and 1998:

                                                           2000         1999        1998
                                                         ---------------------------------
                                                                  (IN THOUSANDS)

     Unrealized holding gains (losses)
       arising during the year........................   $ 25,555    $(119,081)   $12,700
     Less realized gains included in net income.......      2,152       10,232      5,414
                                                         ---------------------------------
     Other comprehensive income (loss), before
       deferred taxes and the unlocking of
       deferred policy acquisition costs..............     23,403     (129,313)     7,286
     Deferred income taxes, net of valuation allowance      3,700       23,069     (3,553)
     Unlocking of deferred policy acquisition costs...    (20,913)      44,923        918
                                                         ---------------------------------
     Other comprehensive income (loss), net...........   $  6,190    $ (61,321)   $ 4,651
                                                         =================================

     The change in net unrealized holding gains (losses) on trading  securities, which are included in realized  gains,  was  $(3,133,000),  $2,172,000  and
     $1,153,000 for 2000, 1999 and 1998, respectively.

     The amortized cost and fair value of fixed maturities at December 31, 2000, by contractual  maturity,  are shown below.  Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

                                               AVAILABLE-FOR-SALE       HELD-TO-MATURITY
                                            ----------------------------------------------
                                             AMORTIZED     FAIR       AMORTIZED    FAIR
                                               COST        VALUE        COST       VALUE
                                            ----------------------------------------------
                                                            (IN THOUSANDS)
     Due in one year or less .............  $   22,825   $   22,284   $    ---    $    ---
     Due after one year through five years     218,885      215,354     15,670      16,222
     Due after five years through 10 years     442,724      414,535     27,671      28,203
     Due after 10 years ..................     618,197      596,425     73,385      73,939
     Mortgage-backed securities ..........     837,519      841,255     18,438      19,168
     Asset-backed securities .............     199,283      199,320      3,391       3,387
                                            ----------------------------------------------
                                            $2,339,433   $2,289,173   $138,555    $140,919
                                            ==============================================

     The composition of the Company's  portfolio of fixed  maturities by quality rating at December 31, 2000 is as follows:

              QUALITY RATING             CARRYING AMOUNT       %
              ----------------------------------------------------
                                              (IN THOUSANDS)
              AAA ....................     $1,085,000        44.7%
              AA .....................        296,128        12.2
              A ......................        484,208        20.0
              BBB ....................        355,198        14.6
              Noninvestment grade.....        207,194         8.5
                                         -------------------------
                                           $2,427,728       100.0%
                                         =========================

     Major categories of net investment  income for the years ended December 31,
     2000, 1999 and 1998 are summarized as follows:

                                                              2000       1999      1998
                                                            ------------------------------
                                                                    (IN THOUSANDS)
     Interest on fixed maturities........................   $180,222   $175,938   $154,529
     Dividends and distributions on equity securities....     19,086     12,434     11,684
     Interest on mortgage loans..........................      1,568      4,502      5,388
     Interest on policy loans............................      6,123      5,510      5,381
     Interest on short-term investments..................      4,470      2,686      2,377
     Other...............................................      2,076        597        865
                                                            ------------------------------
     Total investment income.............................    213,545    201,667    180,224

     Less investment expenses............................      4,912      4,207      5,437
                                                            ------------------------------
     Net investment income...............................   $208,633   $197,460   $174,787
                                                            ==============================

     Proceeds   from   sales  of  fixed   maturities   and   equity   securities
     available-for-sale  and  related  realized  gains  and  losses,   including
     valuation adjustments, for the years ended December 31, 2000, 1999 and 1998 are as follows:

                                                              2000       1999       1998
                                                            ------------------------------
                                                                    (IN THOUSANDS)
     Proceeds from sales.................................   $116,732   $180,289   $196,849
     Gross realized gains................................     13,189      9,857      9,801
     Gross realized losses...............................      7,883      5,674      4,939

     Net realized  gains,  net of  associated  amortization  of deferred  policy acquisition  costs,  for the years ended December 31, 2000,  1999, and 1998 consist of the following:

                                                              2000       1999      1998
                                                            -----------------------------
                                                                   (IN THOUSANDS)
     Fixed maturities....................................   $(5,223)   $  (751)   $2,976
     Equity securities...................................     8,735      7,062     3,039
     Gain on sale of home office building
       and furniture and equipment.......................       ---      4,173       ---
     Other...............................................       ---        (56)     (105)
                                                            -----------------------------
                                                              3,512     10,428     5,910
     Amortization of deferred policy acquisition costs...    (1,360)      (196)     (496)
                                                            -----------------------------
     Net realized gains..................................   $ 2,152    $10,232    $5,414
                                                            =============================

     There were no  outstanding  agreements  to sell  securities at December 31,
     2000 or 1999.

     The  notional   amount  of  certain   interest  rate  exchange   agreements
     outstanding at December 31, 2000 was  $151,000,000.  These  agreements have maturities ranging from July 2002 to June 2010. Under these agreements, the
     Company  receives  variable  interest rates based on the three-month  LIBOR rate and pays  fixed  interest  rates  ranging  from 5.54% to 7.5% based on
     $117,000,000.  The Company receives fixed interest rates ranging from 5.77%
     to 5.84% and pays variable interest rates based on the three-month LIBOR on the remaining $34,000,000 notional amount. Additionally, the Company has an interest rate exchange  agreement  with a notional  amount of $6,270,000 in which it pays variable  interest rates based on the three-month  LIBOR rate paid in British  pounds and receives  variable  interest rates based on the three-month LIBOR rate in U.S. dollars.

     At December  31,  2000,  the Company had  approximately  $636.8  million in securities  held as collateral in relation to its structured  institutional products and line of credit.

 3.  EMPLOYEE BENEFIT PLANS

     Substantially   all  Company   employees   are  covered  by  a   qualified,
     noncontributory  defined  benefit pension plan sponsored by the Company and certain of its  affiliates.  Benefits  are based on years of service and an employee's  highest average  compensation over a period of five consecutive years during the last 10 years of service. The Company's policy has been to contribute  funds to the plan in amounts  required to  maintain  sufficient plan assets to provide  for accrued  benefits.  In  applying  this  general policy, the Company considers,  among other factors, the recommendations of its independent  consulting actuaries,  the requirements of federal pension law and the limitations on deductibility imposed by federal income tax law.
     Plan assets are invested in public  mutual  funds with  varying  investment objectives which are managed by an affiliated entity.

     In addition to the Company's  defined  benefit  pension  plan,  the Company provides certain medical and life insurance benefits to full-time employees who have retired  after the age of 55 with five years of service.  The plan is contributory, with retiree contributions adjusted annually, and contains
     other   cost-sharing   features  such  as  deductibles   and   coinsurance.
     Contributions  vary based on the  employee's  years of service earned after age 40. The  Company's  portion of the costs is frozen  after 2002 with all future cost increases passed on to the retirees. Retirees in the plan prior to July 1, 1993 are covered 100% by the Company.

     The  following  table  sets  forth the plans'  funded  status  and  amounts recognized in the consolidated  financial statements at December 31 and for the years then ended:

                                                 PENSION BENEFITS        OTHER BENEFITS
                                               -------------------------------------------
                                                2000        1999       2000       1999
                                               -------------------------------------------
                                                             (IN THOUSANDS)
     Benefit obligation at year end.........   $(14,444)   $(12,836)   $(5,504)   $(4,930)
     Fair value of plan assets at year end..     13,803      13,990        ---        ---
                                               -------------------------------------------
     Funded status of the plan..............   $   (641)   $  1,154    $(5,504)   $(4,930)
                                               ===========================================
     Accrued benefit cost recognized in
       the consolidated balance sheets......   $ (1,225)   $   (286)   $(5,893)   $(5,634)
                                               ===========================================

                                              PENSION BENEFITS          OTHER BENEFITS
                                           -----------------------------------------------
                                            2000    1999    1998     2000    1999    1998
                                           -----------------------------------------------
                                                           (IN THOUSANDS)
     Net periodic benefit cost..........   $1,040    $999   $  719    $609    $538    $474
     Benefits paid......................      439     389    2,475     396     284     235
     Contributions......................      100     966      870      58      43      34

     WEIGHTED-AVERAGE ASSUMPTIONS
     Discount rate......................    7.75%   7.50%    6.75%   7.75%   7.50%   6.75%
     Expected return on plan assets.....    9.00%   9.00%    9.00%    ---     ---     ---
     Rate of compensation increase......    4.50%   4.50%    4.50%    ---     ---     ---

     The annual  assumed  rate of  increase  in the per  capita  cost of covered benefits  is 6% for 2000 and 7% for 1999 and is assumed to  decrease  to 5%
     for 2001 and remain at that level thereafter.

     The  health  care cost  trend  rate has a  significant  effect on the other benefits amount reported.  For example,  increasing the assumed health care cost trend rates by one percentage point each year would increase the other benefits accumulated  postretirement  benefit obligation as of December 31,
     2000 by  $245,000  and the  aggregate  of the  service  and  interest  cost components of net periodic postretirement benefit cost for 2000 by $67,000.

     The Company has a profit-sharing  and savings plan for which  substantially all employees are eligible. Company contributions to the profit-sharing and
     savings  plan  charged  to  operations  were  $2,267,000,   $2,565,000  and
     $2,171,000 for 2000, 1999 and 1998, respectively.

     The Company  has a number of annual  discretionary  incentive  compensation plans for certain  employees.  Allocations to participants  each year under these plans are based on the performance and discretion of the Company. The annual allocations to participants are fully vested at the time the Company determines such amounts.  Certain  participants  have the option to receive their balances immediately or to defer such amounts. The Company also has a
     long-term   incentive   plan  for   executives  in  which   allocations  to
     participants  are based on the performance of the Company over a three-year period.  The participants vest in the allocated amounts over the subsequent three-year  period,  50% in the first  year and 25% in the second and third years.  Participants  have the  option to  receive  their  vested  balances immediately or to defer such amounts.  Amounts  deferred by participants of the  Company's  incentive  compensation  plans  are  invested  in shares of
     affiliated  mutual  funds.   Incentive  compensation  expense  amounted  to
     $7,695,000,   $10,655,000   and  $8,692,000   for  2000,   1999  and  1998,
     respectively.

 4.  REINSURANCE

     Principal  reinsurance  transactions for the years ended December 31, 2000,
     1999 and 1998 are summarized as follows:

                                         2000        1999        1998
                                        -------------------------------
                                                (IN THOUSANDS)
          Reinsurance ceded:
            Premiums paid............   $42,785     $47,074     $46,391
                                        ===============================
            Commissions received.....   $ 4,395     $ 4,570     $ 5,647
                                        ===============================
            Claim recoveries.........   $20,182     $25,008     $20,166
                                        ===============================

     In the accompanying consolidated financial statements,  premiums, benefits, settlement  expenses and deferred policy acquisition costs are reported net of reinsurance ceded; policy liabilities and accruals are reported gross of reinsurance  ceded.  The Company  remains  liable to  policyholders  if the reinsurers  are  unable to meet  their  contractual  obligations  under the applicable reinsurance agreements.  To minimize its exposure to significant losses from reinsurance  insolvencies,  the Company evaluates the financial condition  of its  reinsurers  and monitors  concentrations  of credit risk
     arising   from  similar   geographic   regions,   activities   or  economic
     characteristics  of reinsurers.  At December 31, 2000 and 1999, the Company
     had  established   receivables  totaling   $423,421,000  and  $413,146,000,
     respectively, for reserve credits, reinsurance claims and other receivables
     from  its   reinsurers.   Substantially   all  of  these   receivables  are
     collateralized by assets of the reinsurers held in trust. Life insurance in force  ceded at  December  31,  2000 and  1999  was $6.0  billion  and $6.8 billion, respectively.

     In 2000,  the  Company  acquired,  through a 100%  coinsurance  of  general account  liabilities  and a 100% modified  coinsurance of separate  account liabilities, a block of approximately 57,000 deferred annuity contracts. At acquisition,  general and separate  account  balances of $64.6  million and
     $796.1 million,  respectively ($61.8 million and $748.8 million at December
     31, 2000,  respectively) were acquired.  In addition,  the Company received
     $15.3 million in policy loans.  Under the modified  coinsurance  agreement, the separate  account assets and  liabilities are retained by the reinsured with the related revenues and expenses ceded to and reported by the Company in the  consolidated  statements of income.  The Company paid a reinsurance commission of $71.9 million which, in addition to other related items,  was deferred and  recorded in deferred  policy  acquisition  costs and is being amortized over the estimated life of the business  assumed,  in relation to estimated gross profits.  Product  charges from this business  totaled $8.3 million in 2000.

 5.  INCOME TAXES

     The Company files a  consolidated  life/nonlife  federal  income tax return with SBMHC.  The provision for income taxes includes current federal income tax  expense or benefit and  deferred  income tax expense or benefit due to temporary  differences between the financial reporting and income tax bases
     of  assets  and  liabilities.   Such  differences   relate  principally  to
     liabilities  for future policy benefits and  accumulated  contract  values, deferred  compensation,  deferred policy acquisition costs,  postretirement benefits, deferred selling commissions and depreciation expense.

     Income tax expense (benefit)  consists of the following for the years ended
     December 31, 2000, 1999 and 1998:

                                    2000         1999        1998
                                  ---------------------------------
                                           (IN THOUSANDS)
             Current...........   $21,843      $28,209      $21,931
             Deferred..........    (3,540)      (4,221)         430
                                  ---------------------------------
                                  $18,303      $23,988      $22,361
                                  =================================

     The  provision  for income taxes  differs  from the amount  computed at the statutory  federal  income  tax rate due  primarily  to  dividends-received deductions and tax credits.

     Net deferred income tax assets or liabilities consist of the following:

                                                                 DECEMBER 31
                                                               2000       1999
                                                             -------------------
                                                               (IN THOUSANDS)
     Deferred income tax assets:
       Net unrealized loss on securities available-for-sale  $16,989    $24,181
       Future policy benefits..............................    4,249      6,217
       Employee benefits...................................   14,348     12,916
       Deferred gain on life coinsurance agreement.........    3,180      3,887
       Other...............................................   17,775     10,879
                                                             -------------------
     Total deferred income tax assets......................   56,541     58,080
     Valuation allowance for deferred income tax asset.....   (2,000)    (7,500)
                                                             -------------------
     Net deferred income tax assets........................   54,541     50,580

     Deferred income tax liabilities:
       Deferred policy acquisition costs...................   68,896     73,678
       Deferred gain on investments........................    7,078      7,366
       Other...............................................    7,155      5,364
                                                             -------------------
     Total deferred income tax liabilities.................   83,129     86,408
                                                             -------------------
     Net deferred income tax liability.....................  $28,588    $35,828
                                                             ===================

     SFAS  No.  109,  "Accounting  for  Income  Taxes,"  requires  companies  to determine  whether a deferred  income tax asset will be  realized in future years. The Company has evaluated the  recoverability of its deferred income tax assets and  established a valuation  allowance  related to a portion of its net unrealized loss on securities available-for-sale.

 6.  CONDENSED FAIR VALUE INFORMATION

     SFAS No.  107,  "Disclosures  about Fair Value of  Financial  Instruments,"
     requires disclosures of fair value information about financial instruments, whether  recognized or not  recognized in a company's  balance  sheet,  for which it is practicable to estimate that value. The methods and assumptions used by the Company to estimate the following  fair value  disclosures  for financial instruments are set forth in NOTE 1.

     SFAS No. 107 excludes certain insurance  liabilities and other nonfinancial instruments  from its disclosure  requirements.  However,  the  liabilities under all insurance contracts are taken into consideration in the Company's overall  management  of  interest  rate risk  that  minimizes  exposure  to changing interest rates through the matching of investment  maturities with amounts due under  insurance  contracts.  The fair value amounts  presented herein do not include an amount for the value  associated  with customer or agent  relationships,  the expected  interest margin (interest  earnings in excess of interest  credited) to be earned in the future on investment-type products or other intangible items.  Accordingly,  the aggregate fair value amounts presented herein do not necessarily  represent the underlying value of the Company;  likewise, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair value information presented herein.

                                            DECEMBER 31, 2000         DECEMBER 31, 1999
                                         -------------------------------------------------
                                          CARRYING                  CARRYING
                                           AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                                         -------------------------------------------------
                                                          (IN THOUSANDS)
     Fixed maturities (NOTE 2)........   $2,477,988   $2,430,092   $2,558,089   $2,448,761
     Equity securities (NOTE 2).......      258,727      260,751      278,626      317,538
     Mortgage loans...................       12,128       12,128       23,468       23,468
     Policy loans.....................      109,211      109,408       91,800       92,089
     Separate account assets..........    4,589,156    4,589,156    5,051,367    5,051,367
     Supplementary contracts
        without life contingencies....       24,487       27,903       25,694       26,008
     Individual and group annuities...    2,402,383    2,238,401    2,509,309    2,305,743
     Long-term debt...................      105,000      105,399       55,000       53,600
     Separate account liabilities.....    4,589,156    4,589,156    5,051,367    5,051,367

 7.  COMMITMENTS AND CONTINGENCIES

     The  Company  leases  various   equipment  under  several  operating  lease
     agreements.  Total expense for all operating leases amounted to $2,686,000,
     $1,396,000 and $1,155,000  during 2000,  1999 and 1998,  respectively.  The
     Company has  aggregate  future  lease  commitments  at December 31, 2000 of
     $7,391,000 for  noncancelable  operating leases consisting of $2,736,000 in
     2001,  $1,697,000 in 2002,  $1,001,000 in 2003 and $1,957,000  between 2004 and 2006. There are no noncancelable lease commitments beyond 2006.

     In addition,  in 2001, under the terms of one of the operating leases,  the
     Company has the option to renew the lease for another five years,  purchase the asset for approximately  $4.7 million or return the asset to the lessor and pay a termination charge of approximately $3.7 million.

     In connection  with its investments in certain  limited  partnerships,  the
     Company is committed to invest  additional  capital of $11,400,000 over the next few years as required by the general partner.

     Guaranty  fund  assessments  are  levied on the  Company by life and health guaranty  associations  in most  states  to cover  policyholder  losses  of insolvent or  rehabilitated  insurers.  At December 31, 2000 and 1999,  the
     Company has reserved  $1,949,000  and  $2,182,000,  respectively,  to cover current  and  estimated  future  assessments,  net of related  premium  tax credits.

 8.  LONG-TERM DEBT AND OTHER BORROWINGS

     The Company has a $169.8 million  line-of-credit  facility from the Federal
     Home Loan Bank of Topeka  (FHLB).  Any  borrowings in connection  with this line of credit bear interest at 0.15% over the Federal Funds rate (6.25% at
     December 31, 2000).

     The Company has a $5 million advance from the FHLB due February 28, 2001 at an  interest  rate of 6.04%  and a $50  million  advance  from the FHLB due
     September 21, 2001 at a variable rate of interest. The rate is based on the three-month LIBOR minus 0.45% (6.475% at December 31, 2000).

     The  Company  has $50 million of 8.75%  surplus  notes  maturing on May 15,
     2016.  The  surplus  notes  were  issued  pursuant  to Rule 144A  under the
     Securities  Act of 1933.  The surplus notes have  repayment  conditions and restrictions  whereby  each payment of interest or principal on the surplus notes  may be made only with the prior  approval  of the  Kansas  Insurance
     Commissioner  and only out of  surplus  funds  that  the  Kansas  Insurance
     Commissioner  determines  to be available for such payment under the Kansas
     Insurance Code.

 9.  RELATED-PARTY TRANSACTIONS

     The Company  owns  shares of mutual  funds  managed by Security  Management
     Company,  LLC with net asset values totaling  $198,721,000 and $212,028,000 at December 31, 2000 and 1999, respectively.  These amounts are included in equity securities on the consolidated balance sheets.

10.  STATUTORY INFORMATION

     The Company and its insurance subsidiary prepare statutory-basis  financial statements in accordance with accounting  practices prescribed or permitted by the Kansas and New York Insurance Departments,  respectively. Currently,
     "prescribed"  statutory  accounting  practices are interspersed  throughout state insurance laws and regulations, the National Association of Insurance
     Commissioner's  (NAIC's)  ACCOUNTING  PRACTICES AND PROCEDURES MANUAL and a
     variety  of  other  NAIC  publications.  "Permitted"  statutory  accounting practices encompass all accounting practices that are not prescribed;  such practices  may differ  from  state to state,  may  differ  from  company to company within a state, and may change in the future.

     The NAIC  revised  the  ACCOUNTING  PRACTICES  AND  PROCEDURES  MANUAL in a
     process referred to as  Codification.  The revised manual will be effective
     January 1, 2001.  Kansas has adopted the  provisions of the revised  manual while New York has adopted  the  majority  of the  provisions.  The revised manual  has  changed,  to  some  extent,  prescribed  statutory  accounting practices and will result in changes to the  accounting  practices that the
     Company  uses to prepare  its  statutory-basis  financial  statements.  The cumulative effect of changes in accounting principles adopted to conform to the revised ACCOUNTING  PRACTICES AND PROCEDURES MANUAL will be reported as an  adjustment  to capital  and  surplus as of January 1, 2001.  Management believes  the  impact of these  changes  will not  result in a  significant reduction in the Company's and its insurance  subsidiary's  statutory-basis capital and surplus as of adoption.

     Statutory capital and surplus of the insurance  operations are $440,903,000 and $470,187,000 at December 31, 2000 and 1999, respectively. Statutory net income (loss) of the insurance  operations are  $(10,754,000),  $55,139,000 and  $50,371,000  for the years ended  December  31,  2000,  1999 and 1998, respectively.  The net  loss  incurred  in  2000  was  attributable  to the statutory accounting  treatment of the reinsurance  commission discussed in
     NOTE 4.

11.  SALE-LEASEBACK OF HOME OFFICE BUILDING AND FURNITURE AND EQUIPMENT

     In 1999,  the  Company  sold its home office  building  and  furniture  and equipment to the state of Kansas for $20,750,000. Concurrent with the sale, the Company  leased the building and the furniture and equipment back for a period  of not  less  than 24  months  and not  more  than 30  months.  The transaction  resulted in a gain of $7,322,000.  In accordance with SFAS No.
     13,  "Accounting  for Leases," and SFAS No. 28,  "Accounting for Sales with
     Leasebacks," the Company  recognized a gain of $1,847,000 and $4,173,000 in
     2000 and  1999,  respectively.  The  remaining  gain will be  deferred  and recorded in earnings over the lease term. The future minimum lease payments under the terms of the related  operating lease agreement total  $1,349,000 for 2001.

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

         a.  Financial Statements

             There are no financial  statements  for the  Registrant as it did not begin operations until 2001.

         b.  Exhibits

             (1)  Resolution of the Board of Directors of Security Benefit Life
                  Insurance Company authorizing establishment of the Separate
                  Account(a)
             (2)  Not Applicable
             (3)  (a) Service Facilities Agreement(b)
                  (b) Marketing Organization Agreement(g)
                  (c) SBL Variable Products Broker/Dealer Sales Agreement(h)
                  (d) SBL Variable Product Sales Agreement (3-Way Agreement)(a)
                  (e) Marketing Organization Agreement Commission Schedule
             (4)  (a) Individual Contract (Form V6029  11-00)(i)
                  (b) Individual Contract-Unisex (Form V6029U  11-00)(i)
                  (c) Tax-Sheltered Annuity Endorsement (Form 6832A  R9-96)(c)
                  (d) Withdrawal Charge Waiver Endorsement (Form V6051  3-96)(c)
                  (e) Waiver of Withdrawal Charge for Terminal Illness
                      Endorsement (Form V6051 TI  2-97)(c)
                  (f) Individual Retirement Annuity Endorsement
                      (Form V6849A  1-97)(d)
                  (g) Roth IRA Endorsement (Form V6851  10-97)(d)
                  (h) 403a Endorsement (Form V6057  10-98)(e)
                  (i) Annual Stepped Up Death Benefit Rider (Form V6063 8-00)(a)
                  (j) Guaranteed Growth Death Benefit Rider
                      (Form V6063-1 8-00)(a)
                  (k) Annual Stepped Up and Guaranteed Growth Death Benefit
                      Rider (Form V6063-2  8-00)(a)
                  (l) Disability Rider (Form V6064  8-00)(a)
                  (m) Guaranteed Income Benefit Rider (Form V6065  8-00)(a)
                  (n) Credit Enhancement Rider (Form V6067  8-00)(a)
                  (o) Alternate Withdrawal Charge Rider (Form V6069  10-00)(i)
             (5)  (a) Application (Form V9493  11-00)
                  (b) Application - Unisex (Form V9493U  11-00)
             (6)  (a) Composite of Articles of Incorporation of SBL(f)
                  (b) Bylaws of SBL(f)
             (7)  Not Applicable
             (8)  Not Applicable
             (9)  Opinion of Counsel(i)
             (10) Consent of Independent Auditors
             (11) Not Applicable
             (12) Not Applicable
             (13) Not Applicable
             (14) Powers of Attorney of Howard R. Fricke, Kris A. Robbins,
                  Sister Loretto Marie Colwell, John C. Dicus, Steven J.
                  Douglass, William W. Hanna, John E. Hayes, Jr., Pat A.
                  Loconto, Frank C. Sabatini, and Robert C. Wheeler(i)

(a)  Incorporated   herein  by  reference   to  the  Exhibits   filed  with  the
     Registrant's initial  Registration  Statement No. 333-41180 (filed July 11,
     2000).

(b)  Incorporated  herein by reference  to the Exhibits  filed with the Variflex
     Signature 's  Post-Effective  Amendment No. 1 under the  Securities  Act of
     1933  and  Amendment  No. 2 under  the  Investment  Company  Act of 1940 to
     Registration Statement No. 333-23723 (filed October 15, 1997).

(c)  Incorporated  herein by reference  to the Exhibits  filed with the Variflex
     Signature  Initial  Registration  Statement No.  333-23723 (filed March 16,
     1997).

(d)  Incorporated  herein by  reference  to the  Exhibits  filed  with  Variflex
     Signature's Post-Effective Amendment No. 2 under the Securities Act of 1933
     and  Amendment  No.  3  under  the  Investment   Company  Act  of  1940  to
     Registration Statement 333-23723 (filed April 30, 1998).

(e)  Incorporated  herein by reference  to the Exhibits  filed with the Variflex
     Signature's Post-Effective Amendment No. 4 under the Securities Act of 1933 and  Amendment  No.  5  under  the  Investment  Company  Act of 1940 to the
     Registration Statement 333-23723 (filed April 30, 1999).

(f)  Incorporated  herein by reference  to the Exhibits  filed with the Variflex
     Separate Account's Post-Effective Amendment No. 20 under the Securities Act of 1933 and  Amendment No. 19 under the  Investment  Company Act of 1940 to
     Registration Statement No. 2-89328 (Filed August 17, 1998).

(g)  Incorporated  herein by reference  to the Exhibits  filed with the Variflex
     Signature's  Post-Effective  Amendment No. 23 under the  Securities  Act of
     1933 and Amendment No. 22 under the  Investment  Company Act of 1940 to the
     Registration Statement 2-89328 (filed May 1, 2000).

(h)  Incorporated  herein by  reference  to  Exhibits  filed  with the  Variflex
     Separate Account  Post-Effective  Amendment No. 22 under the Securities Act of 1933 and  Amendment No. 21 under the  Investment  Company Act of 1940 to
     Registration Statement No. 2-89328 (filed April 29, 1999).

(i)  Incorporated  herein by reference to Exhibits  filed with the  Registrant's
     Initial  Registration  Statement  Under  the  Securities  Act of  1933  and
     Amendment No. 2 under the  Investment  Company Act of 1940 to  Registration
     Statement 333-52114 (filed December 19, 2000).

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

         NAME AND PRINCIPAL
         BUSINESS ADDRESS               POSITIONS AND OFFICES WITH DEPOSITOR
         ----------------               ------------------------------------
         Howard R. Fricke*              Chairman of the Board and Director

         Kris A. Robbins*               President, Chief Executive Officer,
                                        and Director

         Sister Loretto Marie Colwell   Director
         1700 SW 7th Street
         Topeka, Kansas 66044

         John C. Dicus                  Director
         700 Kansas Avenue
         Topeka, Kansas 66603

         Steven J. Douglass             Director
         3231 East 6th Street
         Topeka, KS 66607

         William W. Hanna               Director
         P.O. Box 2256
         Wichita, Kansas 67201

         John E. Hayes, Jr.             Director
         200 Gulf Blvd.
         Belleair Shore, FL 33786

         Frank C. Sabatini              Director
         120 SW 6th Street
         Topeka, Kansas 66603

         Robert C. Wheeler              Director
         P.O. Box 148
         Topeka, Kansas 66601

         Pat A. Loconto                 Director
         c/o Mary Abdo
         400 West 15th Street,
         Suite 1700
         Austin, Texas 78701

         Donald J. Schepker*            Senior Vice President,
                                        Chief Financial Officer and Treasurer

         Roger K. Viola*                Senior Vice President, General
                                        Counsel and Secretary

         Malcolm E. Robinson*           Senior Vice President

         John D. Cleland*               Senior Vice President

         Terry A. Milberger*            Senior Vice President

         Venette Davis*                 Senior Vice President

         J. Craig Anderson*             Senior Vice President

         Gregory J. Garvin*             Senior Vice President

         James R. Schmank*              Senior Vice President

         Kalman Bakk, Jr.*              Senior Vice President

         Amy J. Lee*                    Associate General Counsel, Vice
                                        President and Assistant Secretary

         Thomas A. Swank*               Senior Vice President and Chief
                                        Investment Officer

         *Located at 700 S.W. Harrison Street, Topeka, Kansas 66636.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR
         REGISTRANT

         The Depositor,  Security Benefit Life Insurance  Company ("SBL" or "the
         Company"),  is owned by Security Benefit Corp. through the ownership of
         700,000 of SBL's 700,010 issued and outstanding shares of common stock.
         One share of SBL's issued and outstanding common stock is owned by each director of SBL, in  accordance  with the  requirements  of Kansas law.
         Security  Benefit  Corp.  is wholly  owned by Security  Benefit  Mutual
         Holding  Company  ("SBMHC"),   which  in  turn  is  controlled  by  SBL
         policyholders.  As of December  31, 2000 no one person  holds more than approximately 0.0003% of the voting power of SBMHC. The Registrant is a segregated asset account of SBL.

         The following chart indicates the persons controlled by or under common control with SBL Variable Annuity Account XIV or SBL:

                                                                             PERCENT OF
                                                                               VOTING
                                                                             SECURITIES
                                                                           OWNED BY SBMHC
                                                       JURISDICTION OF      (DIRECTLY OR
                            NAME                        INCORPORATION        INDIRECTLY)

         Security Benefit Mutual Holding Company           Kansas               ---
         (Holding Company)

         Security Benefit Corp. (Holding Company)          Kansas               100%

         Security Benefit Life Insurance Company           Kansas               100%
         (Stock Life Insurance Company)

         Security Benefit Group, Inc.                      Kansas               100%
         (Holding Company)

         Security Management Company, LLC                  Kansas               100%
         (Investment Adviser)

         Security Distributors, Inc.                       Kansas               100%
         (Broker/Dealer, Principal
         Underwriter of Mutual Funds)

         First Advantage Insurance Agency, Inc.            Kansas               100%
         (Insurance Agency)

         Security Benefit Academy, Inc.                    Kansas               100%
         (Daycare Company)

         Security Financial Resources, Inc.                Kansas               100%
         (Financial Services)

         Security Financial Resources Collective          Delaware              100%
         Investments, LLC (Private Fund)

         First Security Benefit Life Insurance            New York              100%
         and Annuity Company of New York

         SBL is also the  depositor  of the  following  separate  accounts:  SBL
         Variable  Annuity  Accounts I, III, and IV, SBL Variable Life Insurance
         Account Varilife,  Security  Varilife  Separate  Account,  SBL Variable
         Annuity  Account VIII (Variflex LS), SBL Variable  Annuity Account VIII
         (Variflex Signature), SBL Variable Annuity Account VIII (Extra Credit),
         Security  Varilife  Separate  Account,  Variable  Annuity  Account  XI,
         Variflex Separate Account, T. Rowe Price Variable Annuity Account,  and
         Parkstone Variable Annuity Separate Account.

         Through the above-referenced  separate accounts, SBL might be deemed to control the open-end management  investment  companies listed below. As of December  31, 2000 the  approximate  percentage  of ownership by the separate accounts for each company is as follows:

         Security Growth and Income Fund........................          23.0%
         SBL Fund...............................................         100.0%
         Security Ultra Fund....................................          50.0%

ITEM 27. NUMBER OF CONTRACTOWNERS

         As of February  28, 2001,  there were no owners of the contract  issued under SBL Variable Annuity Account XIV.

ITEM 28. INDEMNIFICATION

         The bylaws of Security Benefit Life Insurance  Company provide that the
         Company  shall,  to the extent  authorized  by the laws of the State of
         Kansas,  indemnify  officers  and  directors  for  certain  liabilities threatened  or incurred in connection  with such  person's  capacity as director or officer.

         The Articles of Incorporation include the following provision:

               (a) No  director  of  the  Corporation  shall  be  liable  to the
           Corporation or its  stockholders  for monetary  damages for breach of his or her  fiduciary  duty  as a  director,  PROVIDED  that  nothing contained in this Article shall eliminate or limit the liability of a director (a) for any breach of the director's  duty of loyalty to the
           Corporation  or its  stockholders,  (b) for acts or omissions  not in good  faith or which  involve  intentional  misconduct  or a  knowing violation  of law,  (c) under the  provisions  of K.S.A.  17-6424 and amendments  thereto,  or (d)  for  any  transaction  from  which  the director  derived  an  improper  personal  benefit.  If  the  General
           Corporation  Code of the State of Kansas is amended  after the filing of these  Articles of  Incorporation  to authorize  corporate  action further  eliminating or limiting the personal liability of directors, then  the  liability  of a  director  of  the  Corporation  shall  be eliminated or limited to the fullest extent  permitted by the General
           Corporation Code of the State of Kansas, as so amended.

               (b) Any repeal or modification of the foregoing  paragraph by the stockholders of the Corporation  shall not adversely affect any right or protection of a director of the  Corporation  existing at the time of such repeal or modification.

           Insofar  as  indemnification   for  a  liability  arising  under  the
           Securities  Act of 1933 may be permitted to  directors,  officers and controlling  persons  of the  Registrant  pursuant  to the  foregoing provisions,  or otherwise, the Depositor has been advised that in the
           opinion   of   the   Securities   and   Exchange    Commission   such
           indemnification  is against public policy as expressed in the Act and
           is,  therefore,   unenforceable.  In  the  event  that  a  claim  for
           indemnification  against such liabilities  (other than the payment by the Depositor of expenses incurred or paid by a director,  officer or controlling  person of the Depositor in the successful defense of any action, suit or proceeding) is asserted by such director,  officer or
           controlling   person  in  connection   with  the   Securities   being
           registered,  the Depositor will, unless in the opinion of its counsel the matter has been settled by a controlling  precedent,  submit to a court of  appropriate  jurisdiction  the  question  of  whether  such indemnification  by it is against  public  policy as expressed in the
           Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

         (a) Security  Distributors,  Inc. ("SDI"), a subsidiary of SBL, acts as distributor  of the  Contract  issued  under SBL  Variable  Annuity
             Account  XIV.  SDI  performs  similar  functions  for SBL  Variable
             Annuity  Accounts  I, III,  and IV,  SBL  Variable  Life  Insurance
             Account Varilife,  Security Varilife Separate Account, SBL Variable
             Annuity  Account VIII (Variflex LS, Variflex  Signature,  and Extra
             Credit),  Variable  Annuity  Account  XI,  and  Parkstone  Variable
             Annuity Separate  Account.  SDI also acts as principal  underwriter
             for  the  following  management   investment  companies  for  which
             Security  Management  Company,  LLC, an affiliate  of SBL,  acts as investment  adviser:  Security  Equity Fund,  Security Income Fund,
             Security Growth and Income Fund,  Security Municipal Bond Fund, SBL
             Fund and Security Ultra Fund.

         (b) NAME AND PRINCIPAL            POSITION AND OFFICES
             BUSINESS ADDRESS*               WITH UNDERWRITER
             ------------------            ------------------
             Gregory J. Garvin             President and Director
             John D. Cleland               Vice President and Director
             James R. Schmank              Director
             Mark E. Young                 Director
             Amy J. Lee                    Secretary
             Brenda M. Harwood             Treasurer and Director

             *700 SW Harrison Street, Topeka, Kansas 66636-0001

         (c) Although  SDI  receives  no  compensation  under  its  distribution agreement  with SBL, it does receive  certain  payments from SBL in connection  with the sale of the Contract.  These  payments are not expected  to  exceed  0.75% of sales.  For the  fiscal  year  ended
             December  31, 2000,  SDI  received no payments  from SBL under this arrangement.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

         All  accounts  and records  required to be  maintained  by Section
         31(a) of the 1940 Act and the rules  thereunder  are maintained by
         SBL at its administrative offices--700 SW Harrison Street, Topeka,
         Kansas 66636-0001.

ITEM 31. MANAGEMENT SERVICES

         All management contracts are discussed in Part A or Part B.

ITEM 32. UNDERTAKINGS

         (a) Registrant undertakes that it will file a post-effective  amendment to this Registration Statement as frequently as necessary to ensure that the audited financial statements in the Registration Statement are never more than sixteen (16) months old for so long as payments under the variable annuity contracts may be accepted.

         (b) Registrant  undertakes that it will include as part of the variable annuity contract application a space that an applicant can check to request a Statement of Additional Information.

         (c) Registrant  undertakes  to  deliver  any  Statement  of  Additional
             Information  and  any  financial  statements  required  to be  made available  under this Form promptly upon written or oral request to
             SBL at the address or phone number listed in the prospectus.

         (d) Subject  to the  terms  and  conditions  of  Section  15(d)  of the
             Securities  Exchange Act of 1934, the Registrant  hereby undertakes
             to  file  with  the   Securities  and  Exchange   Commission   such
             supplementary and periodic information,  documents,  and reports as may be  prescribed  by any  rule or  regulation  of the  Commission
             heretofore  or  hereafter   duly  adopted   pursuant  to  authority
             conferred in that Section.

         (e) Depositor  represents that the fees and charges  deducted under the
             Contract,  in the  aggregate,  are  reasonable  in  relation to the services  rendered,  the expenses expected to be incurred,  and the risks assumed by the Depositor.

         (f) SBL,  sponsor of the unit investment  trust,  SBL Variable  Annuity
             Account XIV,  hereby  represents  that it is relying upon  American
             Council  of  Life  Insurance,  SEC  No-Action  Letter,   [1988-1989
             Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶  78,904 (Nov. 28, 1988),
             and that it has complied with the provisions of paragraphs  (1)-(4)
             of  such  no-action  letter  which  are   incorporated   herein  by
             reference.

                                   SIGNATURES

As  required by the  Securities  Act of 1933 and the  Investment  Company Act of
1940, the Registrant has caused this Registration  Statement to be signed on its behalf in the City of Topeka, State of Kansas on this 16th day of March, 2001.

SIGNATURES AND TITLES

Sister Loretto Marie Colwell    By: HOWARD R. FRICKE
Director                            --------------------------------------------
                                    Howard R. Fricke, Director and Chairman of
                                    the Board and as Attorney In Fact for the
John C. Dicus                       Officers and Directors Whose Names Appear
Director                            Opposite.

Steven J. Douglass              SECURITY BENEFIT LIFE INSURANCE COMPANY
Director                        (The Depositor)

                                By: KRIS A. ROBBINS
William W. Hanna                    --------------------------------------------
Director                            Kris A. Robbins, Director, President and
                                    Chief Executive Officer

John E. Hayes, Jr.
Director                        SBL VARIABLE ANNUITY ACCOUNT XIV
                                (The Registrant)

Pat A. Loconto                  By: SECURITY BENEFIT LIFE INSURANCE COMPANY
Director                            (The Depositor)

                                By: KRIS A. ROBBINS
Frank C. Sabatini                   --------------------------------------------
Director                            Kris A. Robbins, Director, President and
                                    Chief Executive Officer

Robert C. Wheeler
Director                        By: DONALD J. SCHEPKER
                                    --------------------------------------------
                                    Donald J. Schepker, Senior Vice President,
                                    Chief Financial Officer and Treasurer

                                (ATTEST): ROGER K. VIOLA
                                          --------------------------------------
                                          Roger K. Viola, Senior Vice President,
                                          General Counsel and Secretary

                                Date:  March 16, 2001

                                  EXHIBIT INDEX

 (1)   None

 (2)   None

 (3)   (a)    None
       (b)    None
       (c)    None
       (d)    None
       (e)    Marketing Organization Agreement Commission Schedule

 (4)   (a)    None
       (b)    None
       (c)    None
       (d)    None
       (e)    None
       (f)    None
       (g)    None
       (h)    None
       (i)    None
       (j)    None
       (k)    None
       (l)    None
       (m)    None
       (n)    None
       (o)    None

 (5)   (a)    Application (Form V9493  11-00) (AdvisorDesigns)
       (b)    Application - Unisex (Form V9493U  11-00) (AdvisorDesigns)

 (6)   (a)    None
       (b)    None

 (7)   None

 (8)   None

 (9)   None

(10)   Consent of Independent Auditors

(11)   None

(12)   None

(13)   None

(14)   None